


PSBUSINESSPARKS

2009 ANNUAL REPORT

BUSINESS PARK LOCATIONS

PS Business Parks, Inc.

(As of December 31, 2009)


WA
(2)
OR
(3)
CA
(30)
AZ
(4)
TX
(18)
FL
(3)
VA
(15)
MD
(4)
Divisional/Regional Office
( ) = Number of business parks in state

Southern California
Rentable Square Feet: 3,988,000
Buena Park
Carson
Cerritos
Culver City
Irvine
Laguna Hills
Lake Forest
Monterey Park
Orange
San Diego
Santa Ana
Signal Hill
Studio City
Torrance

Northern California
Rentable Square Feet: 1,818,000
Hayward
Monterey
Sacramento
San Jose
San Ramon
Santa Clara
South San Francisco

Oregon
Rentable Square Feet: 1,314,000
Beaverton
Milwaukie

Washington
Rentable Square Feet: 521,000
Redmond
Renton

Arizona
Rentable Square Feet: 679,000
Mesa
Phoenix
Tempe

Northern Texas
Rentable Square Feet: 1,689,000
Dallas
Farmers Branch
Garland
Irving
Mesquite
Plano
Richardson

Southern Texas
Rentable Square Feet: 1,161,000
Austin
Houston
Missouri City

Virginia
Rentable Square Feet: 3,020,000
Alexandria
Chantilly
Fairfax
Herndon
Lorton
Merrifield
Springfield
Sterling
Woodbridge

Maryland
Rentable Square Feet: 1,770,000
Beltsville
Gaithersburg
Rockville
Silver Spring

Florida
Rentable Square Feet: 3,596,000
Boca Raton
Miami
Wellington

TO OUR SHAREHOLDERS

PS Business Parks, Inc.

FROM THE CHAIRMAN OF THE BOARD

This was a year of separation in the REIT industry. Business models were exposed and the quality of management revealed. As they say, "the tide went out" and many companies had "no swimsuits." I am happy to report that PS Business Parks, Inc. (PSB) distinguished itself. Despite the challenging operating environment, PSB outperformed its competitors and increased its intrinsic value. As discussed later, since we believe the economic environment will continue to be challenging and capital for privately owned commercial real estate will remain scarce, we are patiently waiting for opportunities. With $230 million in cash and an unused $100 million line of credit, we are positioned to take advantage of acquisition opportunities as they arise. In 2009, PSB took advantage of the favorable equity market and issued about $170 million of common shares.

In last year's shareholder letter, I discussed recent events in the capital markets and the rationale for our use of preferred stock and leverage. At the time of the letter, capital markets–both bond and equity–were "closed" and the market was priced for "Armageddon." Since then, capital markets have returned to some degree of normalcy, albeit at different price levels. Let's review how we have done the past few years and the opportunities before us.

End of a Decade

For many investors, 2009 was the end of a "lost decade" in terms of shareholder returns. Not for the owners of PSB.



Cumulative Total Return
PS Business Parks vs. NAREIT Index vs. S&P 500 Index
$100 investment on 12/31/1999
PS Business Parks
NAREIT Equity Index
S&P 500 Index
$500
$400
$300
$200
$100
$ 0
$100
$306
$275
$91
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

PSB outperformed the REIT industry by 11% and the S&P 500 by over three times.

This chart depicts PSB's cumulative total returns (with dividends reinvested) compared to the S&P 500 and the NAREIT Equity Index over the last ten years. Rather impressively, PSB outperformed the REIT industry by 11% and the S&P 500 by over three times with an annual, compound return of 12%. Even if you didn't reinvest your dividends, you would have earned an annual, compounded return of 8% in PSB. Owners of the S&P 500, the largest and most significant companies in the U.S., had a negative return of 0.9% per year during the last ten years, i.e., "the lost decade!"

CUMULATIVE TOTAL RETURN

PS Business Parks, Inc., S&P 500 Index and NAREIT Equity Index
December 31, 2004 - December 31, 2009



$200
$150
$100
$ 50
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
PS Business Parks, Inc.
S&P 500 Index
NAREIT Equity Index

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
PS Business Parks, Inc.	$ 100.00	$ 111.95	$ 163.97	$ 125.20	$ 110.12	$ 128.24
S&P 500 Index	$ 100.00	$ 104.91	$ 121.48	$ 128.16	$ 80.74	$ 102.11
NAREIT Equity Index	$ 100.00	$ 112.17	$ 151.50	$ 127.72	$ 79.54	$ 101.80

The graph set forth above compares the yearly change in the cumulative total shareholder return on the Common Stock of the Company for the five-year period ended December 31, 2009 to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Stock and each Index was $100 on December 31, 2004 and that all dividends were reinvested. The stock price performance shown in the graph is not necessarily indicative of future price performance.

We are in a solid business established on a rock-solid financial structure. What is even more impressive is these returns were accomplished with low leverage and abundant liquidity. PSB operated at about half the industry average leverage levels. A combination of exceptional management and operational excellence enabled us to produce results far above the real estate industry.

For most of the decade, the wind was at our back (ours and the commercial real estate industry). Between 2000 and 2007, conditions could not have been better for owners of commercial real estate in the United States:

- A relatively low unemployment rate (generally between 4% and 6%) provided a pool of consumers with stable incomes for our tenants' businesses.
- Previously unimagined low interest rates (ten-year U.S. Treasuries generally at 4%-5%) contributed to lower capitalization rates[1] and facilitated the formation and expansion of businesses. As businesses were formed or expanded, the demand for commercial space increased.
- Increases in home prices (peaking in the summer of 2006) created more wealth, also encouraging more business formation and expansion.

The level of commercial debt doubled between 2000 and 2007, reflecting the high demand for commercial real estate and the availability of low interest rate loans. Commercial Mortgage Backed Securities (CMBS) issuance accelerated each successive year, with issuance peaking at $230 billion in 2007. Total outstanding CMBS debt exceeded $800 billion at year-end 2007, up from $200 billion in 2000. This coincided with the peaking of commercial property values. In early 2007, PSB common stock traded at about $77 per share at the same time that Blackstone Real Estate Partners (a large private equity firm) was purchasing Equity Office Properties (then the largest REIT in the U.S.) for $30 billion. This transaction marked a climax in valuation, as operating fundamentals and the capital markets quickly began to change.

If you were really smart–you would have sold! But like Cinderella at the ball, most planned to leave (sell) just before the clock struck midnight. It is very hard to "stop dancing" when everyone is having such a good time. The last two years have brought an end to the festivities and, as Warren Buffett says, "The hangover is proportional to the binge." Where are we today?

Current Operating Environment

As the U.S. economy slipped into a recession, the reported unemployment rate reflected in the following table rose rapidly from 6% to 10%. If you include the "shadow" unemployment, the "underemployed rate" is closer to 20%.


U.S. Unemployment Rate
2000 - 2009
13.0%
11.0%
9.0%
7.0%
5.0%
3.0%
4%
10%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Source: U.S. Labor Department

As the U.S. economy slipped into a recession, unemployment began rising in 2008.

[1] Capitalization rate (cap rate) is the ratio between the net operating income produced by the asset and its capital cost or alternately its current market value.

In late 2007, commercial property values began falling and are down 41% from their peak.


Moody's/REAL Commercial Property Price Index
Indexed at 100 on 12/31/1999
2000 - 2009
200
150
100
50
Peak
192
100
114
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Moody's Investor Services and Real Capital Analytics

Commercial property values have fallen 41% since peaking in 2007. Moody's/REAL expects prices to decline further in the months ahead.

Declining property values and rising unemployment have severely constrained the issuance of CMBS debt. CMBS issuance basically stopped in 2008 and 2009, and the outlook for 2010 is not much better.


CMBS Issuance ($ billions)
2000 - 2009
$300
$250
$200
$150
$100
$ 50
$ 0
$52
$71
$54
$78
$94
$168
$203
$230
$12
$2
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Mortgage Bankers Association Q3 2009

Declining property values and rising unemployment have impacted the issuance of CMBS debt in 2008 and 2009.

Those who used CMBS debt when values were high and loan terms easy face a daunting maturity schedule. As reflected in the following table, over the next five years, more than $1 trillion of commercial mortgage debt is coming due. Many loans exceed underlying asset values. In addition, the commercial banking industry recently reported the largest decline in total loans outstanding in 67 years. According to the FDIC, the number of banks at risk of failing hit a 16-year high. More than 5% of all loans were at least three months past due, the highest level in the 26 years data has been collected.


Commercial Real Estate Debt Maturities ($ billions)
2010 - 2014
$400
$300
$200
$100
$ 0
$275
$297
$306
$309
$285
2010E
2011E
2012E
2013E
2014E

Source: Foresight Analytics LLP

Over the next five years, more than $1 trillion of commercial mortgage debt is coming due. Many loan balances exceed underlying asset values.

With financing close to unavailable and property income declining, capitalization rates have increased and transaction volume has declined.


Real Estate Cap Rates vs. Transaction Volumes
2001 - 2009
Transaction Volume ($ billions)
Avg Cap Rate
$80
$60
$40
$20
$ 0
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
Source: Real Capital Analytics

Due to the aggressive buying and selling activity from cheap capital, commercial real estate cap rates fell to its lowest point in 2006-2007 but have been rising ever since. Limited capital, especially from CMBS, has significantly impacted transaction volume.

Conclusion

Today's unemployment rate of 10% plus in many markets will result in challenging operating conditions for owners of commercial real estate during 2010 and possibly into 2011. Declining property NOIs will continue to impede private owners' ability both to refinance existing debt and to leverage up to fund acquisitions.

Public real estate companies have demonstrated an uncanny ability to raise "rescue capital," similar to many commercial banks. Last year, REITs raised $24 billion of new common equity capital, the most since 1997. With new equity capital, REITs can usually refinance existing obligations on reasonable terms.

In 2009, we purchased no properties. However, with over a $1 trillion of commercial real estate debt coming due in the next five years, much of which was put in place to fund acquisitions "at the peak," there should be abundant opportunity for prudent acquisitions. As the previous chart reflects, transaction volume is down significantly along with values (rising cap rates). We have gone from euphoria to fear in the commercial real estate market, and as Warren Buffett says, "A climate of fear is the best friend for investing."

Most of our competitors used CMBS or bank debt to grow during the past decade. Many will be challenged to refinance maturing loans. We hope to provide a source of liquidity for our competitors and their lenders while simultaneously creating value for our shareholders.

PSB is well positioned both to excel in a challenging operating environment and to seize opportunities to deploy significant capital in 2010 and beyond. We are positioning our company for another decade of meaningful returns to our shareholders.

A Special Note

Last year we lost Alan Pribble, one of our "founding directors," after a long battle with cancer. Alan joined the board after an illustrious career at Wells Fargo Bank as a commercial banker and credit officer. I first met Alan in 1980, and he played a big part in my joining the Public Storage organization in 1986. Alan was an outstanding "banker." He had a keen sense of business and people and the highest ethical standards. His wisdom, counsel and friendship will be missed.

Ronald L. Havner, Jr.
Chairman of the Board
March 15, 2010

From the President and Chief Executive Officer

One of the most severe recessions on record created difficult challenges for most owners of commercial real estate in 2009. It was hard to find a beneficial statistic tied to any of the key drivers that impact our industry. Business creation, company expansion, consumer confidence, foreign trade and above all, employment levels all trended negative throughout the year. No one industry or market was immune to the dramatic downdraft presented by what some called the "worst recession since the depression." We certainly could not have predicted the impact from this economic environment, but PS Business Parks effectively maneuvered through a very challenging environment, and in doing so, found ways to actually improve the strength of the Company.

In calendar year 2009 our primary focus was threefold. First, keep the portfolio as well occupied as possible, knowing that we appeal to a user size that is always the most populated in any of our markets, regardless of economic conditions. Second, bolster PS Business Parks' already strong balance sheet by enhancing our rock-solid capital position to deflect economic conditions. And third, with that strength and unique capital position, pursue accretive growth opportunities with the knowledge that when economic cycles approach "crisis" levels, often the best opportunities present themselves. Here are some of the key elements that once again validated PS Business Parks' approach to owning, operating and investing in multi-tenant flex, office and industrial space.

Operationally, 2009 market conditions were tough all year, although some stabilization began to surface by the fourth quarter. Our goal was to retain as many customers as possible, drive new leasing activity, while also keeping occupancy above market levels. We had success in all three areas. Full year customer retention was 57%, equal to our performance in 2008 when conditions were less severe. Leasing volume totaled 5.9 million square feet (a company record) in approximately 1,700 separate transactions. Weighted occupancy was 90.4%, on average 500 basis points or higher compared to blended market occupancies. In addition to these impressive results, I was pleased that recurring capital expenditures, the costs we incur year-to-year to lease and maintain our properties, decreased 15% over 2008. PS Business Parks' dedicated property management and leasing teams did more leasing volume with less capital. I commend their efforts in this challenging environment.

Understanding the needs of our approximately 4,000 customers is a critical component to our ongoing operational success. More than ever, our customers want simple and efficient space which will provide an excellent value for their organization, today and in the future. We typically don't compete against expensive tenant improvement packages that can inflate the amount of costs to complete a lease transaction. What we have found, particularly in this recession, is that our typical user (who averages approximately 4,600 square feet) will typically make a real estate decision based on functionality, location, service and total occupancy cost. With over seventy business parks in eight states, PS Business Parks can actively and successfully compete for these users by offering them a wide array of solutions to meet both their current and future needs.

While keeping PS Business Parks' operational platform sound, the second priority in 2009 was to protect PSB's low leverage and cash-strong balance sheet. Amid the dramatic financial market turmoil, we found two ways to significantly improve PSB's fortress balance sheet. This first came through preferred equity buybacks early in the year. The opportunity to recapture a significant portion of PSB's outstanding preferred equity came as a result of the high degree of financial stress in the capital markets. All told, in 2009 we amassed nearly

$102 million of outstanding preferred equity, recapturing it for sixty-two cents on the dollar, reducing the Company's annual distributions by 13%, thus improving cash flow, and providing our common shareholders an investment return of 11.8%. In the third quarter, PSB's secondary common equity offering raised approximately $171 million, with a broad based level of participation by both existing and new shareholders. With the common equity offering, PSB enjoys an industry low leverage ratio and an admirably high fixed charge coverage ratio of 32.2% and 3.4x, respectively, as of the end of 2009. Today, PS Business Parks has approximately $230 million of cash and an untapped credit facility of $100 million.

And finally, this takes me to our third priority, growth through investment opportunities. Prior to the reality of today's economic climate of limited access to investment capital, too many bidders were competing for assets based on underwriting methodologies we could not make sense of. There was far too much cheap and readily available capital that in essence bid up the value of our core real estate. This, coupled with the clear view we have from our operational metrics, reinforced our position that we would need to be highly selective in deploying capital into an environment where we saw little value creation opportunities. This limited our ability to make sense of growth opportunities, and for the last two and a half years we have been on the sidelines. The premise behind our recent equity offering, however, is that more accretive opportunities are likely to surface, particularly due to the looming trillion dollar debt restructuring that Ron Havner mentioned in his letter. Having a pristine balance sheet and a sizable cash position will, in our view, be highly beneficial as we source growth opportunities.

Even though we, like other owners of commercial real estate, cannot influence the cyclical nature of our business, we are committed to PS Business Parks' long standing premise that a well capitalized, low leverage capital structure is best suited to enhance long-term value creation. This, coupled with highly desirable real estate, operated in the confines of business park settings, and most importantly, led by nimble, highly talented leasing and property management teams will enhance our ability to deliver exceptional results. In and out of these economic cycles, PS Business Parks is committed to providing its shareholders a meaningful return on their investment. In the last 12 years as a public company, PSB has delivered cumulative total returns to our shareholders of 149% compared to the NAREIT index of 113%.

Thank you for your confidence in our abilities.

Joseph D. Russell, Jr.
President and Chief Executive Officer
March 15, 2010

Computation of Diluted Funds from Operations ("FFO") and Funds Available for Distribution ("FAD")

(Unaudited, in thousands, except per share amounts)

	For the Years Ended December 31,	
	2009	2008
Computation of Diluted Funds From Operations ("FFO")(1):		
Net income allocable to common shareholders	$ 59,413	$ 23,179
Adjustments:		
Gain on sale of land	(1,488)	—
Depreciation and amortization	85,094	99,848
Net income allocable to noncontrolling interests — common units	19,730	8,296
Net income allocable to restricted stock unit holders	325	235
FFO allocable to common and dilutive shares	$163,074	$131,558
Weighted average common shares outstanding	21,998	20,443
Weighted average common OP units outstanding	7,305	7,305
Weighted average restricted stock units outstanding	131	155
Weighted average common share equivalents outstanding	130	175
Total common and dilutive shares	29,564	28,078
FFO per common and dilutive share	$ 5.52	$ 4.69
Computation of Funds Available for Distribution ("FAD")(2):		
FFO allocable to common and dilutive shares	$163,074	$131,558
Adjustments:		
Recurring capital improvements	(6,853)	(8,650)
Tenant improvements	(16,613)	(17,698)
Lease commissions	(4,879)	(6,914)
Straight-line rent	37	294
Stock compensation expense	2,899	4,061
In-place lease adjustment	(252)	(194)
Lease incentives, net of tenant improvement reimbursements	(326)	(379)
Gain on repurchase of preferred equity, net of issuance costs	(35,639)	(4,228)
FAD	$101,448	$ 97,850
Distributions to common and dilutive shares	$ 52,570	$ 49,069
Distribution payout ratio	51.8%	50.1%

(1) Funds From Operations ("FFO") is computed in accordance with the White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). The White Paper defines FFO as net income, computed in accordance with generally accepted accounting principles ("GAAP"), before depreciation, amortization, gains or losses on asset dispositions and nonrecurring items. FFO should be analyzed in conjunction with net income. However, FFO should not be viewed as a substitute for net income as a measure of operating performance or liquidity as it does not reflect depreciation and amortization costs or the level of capital expenditure and leasing costs necessary to maintain the operating performance of the Company's properties, which are significant economic costs and could materially impact the Company's results from operations. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other real estate companies.

(2) Funds Available for Distribution ("FAD") is computed by adjusting consolidated FFO for recurring capital improvements, which the Company defines as those costs incurred to maintain the assets' value, tenant improvements, lease commissions, straight-line rent, stock compensation expense, impairment charges, amortization of lease incentives and tenant improvement reimbursements, in-place lease adjustment and the effect of redemption/repurchase of preferred equity. Like FFO, the Company considers FAD to be a useful measure for investors to evaluate the operations and cash flows of a REIT. FAD does not represent net income or cash flow from operations as defined by GAAP.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to



SEC MAIL PROCESSING
RECEIVED
APR 0 5 2010
WASH. D.C.
193
SECTION

Commission File Number 1-10709

PS BUSINESS PARKS, INC.

(Exact name of registrant as specified in its charter)

California	**95-4300881**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

701 Western Avenue, Glendale, California 91201-2397
(Address of principal executive offices) (Zip Code)

818-244-8080
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.000% Cumulative Preferred Stock, Series H, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.875% Cumulative Preferred Stock, Series I, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.950% Cumulative Preferred Stock, Series K, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.600% Cumulative Preferred Stock, Series L, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.200% Cumulative Preferred Stock, Series M, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.375% Cumulative Preferred Stock, Series O, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.700% Cumulative Preferred Stock, Series P, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $726,163,459 based on the closing price as reported on that date.

Number of shares of the registrant's common stock, par value $0.01 per share, outstanding as of February 22, 2010 (the latest practicable date): 24,399,509.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed in connection with the Annual Meeting of Shareholders to be held in 2010 are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I.

ITEM 1. *BUSINESS*

The Company

PS Business Parks, Inc. ("PSB") is a fully-integrated, self-advised and self-managed real estate investment trust ("REIT") that acquires, owns, operates and develops commercial properties, primarily multi-tenant flex, office and industrial space. As of December 31, 2009, PSB owned 77.0% of the common partnership units of PS Business Parks, L.P. (the "Operating Partnership"). The remaining common partnership units were owned by Public Storage ("PS"). PSB, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership. Unless otherwise indicated or unless the context requires otherwise, all references to "the Company," "we," "us," "our," and similar references mean PS Business Parks, Inc. and its subsidiaries, including the Operating Partnership.

As of December 31, 2009, the Company owned and operated approximately 19.6 million rentable square feet of commercial space located in eight states: Arizona, California, Florida, Maryland, Oregon, Texas, Virginia and Washington. The Company also manages approximately 1.4 million rentable square feet on behalf of PS and its affiliated entities.

History of the Company: The Company was formed in 1990 as a California corporation under the name Public Storage Properties XI, Inc. In a March 17, 1998 merger with American Office Park Properties, Inc. ("AOPP") (the "Merger"), the Company acquired the commercial property business previously operated by AOPP and was renamed "PS Business Parks, Inc." Prior to the Merger in January, 1997, AOPP was reorganized to succeed to the commercial property business of PS, becoming a fully integrated, self advised and self managed REIT.

From 1998 through 2001, the Company added 9.7 million square feet in Virginia, Maryland, Texas, Oregon, California and Arizona, acquiring 9.2 million square feet of commercial space and developing an additional 500,000 square feet.

In 2002, the economy and real estate fundamentals softened. This resulted in an environment in which the Company was unable to identify acquisitions at prices that met its investment criteria. In 2002, the Company disposed of four properties totaling 386,000 square feet that no longer met its investment criteria.

In 2003, the Company acquired 4.1 million square feet of commercial space, including a 3.4 million square foot property located in Miami, Florida, which represented a new market for the Company. The Miami property represented approximately 18% of the Company's aggregate rentable square footage at December 31, 2003. The cost of the 2003 acquisitions was $282.4 million. The Company also disposed of four properties totaling 226,000 square feet as well as a one acre plot of land that no longer met its investment criteria.

In 2004, the Company made one acquisition, a 165,000 square foot asset in Fairfax, Virginia, for $24.1 million. During 2004, the Company sold two significant assets, comprising 400,000 square feet in Maryland resulting in a gain of $15.2 million. Additionally in 2004, the Company sold an aggregate of 91,000 square feet in Texas, Oregon and Miami.

In 2005, the Company acquired one asset, a 233,000 square foot multi-tenant flex space in San Diego, California. The asset, which was 94.6% leased at the time of acquisition, was purchased for $35.1 million. In connection with the acquisition, the Company assumed a $15.0 million mortgage which bears interest at a fixed rate of 5.73%. During 2005, the Company sold Woodside Corporate Park, a 574,000 square foot flex and office park in Beaverton, Oregon, for $64.5 million resulting in a gain of $12.5 million. The park was 76.8% leased at the time of the sale. Additionally in 2005, the Company sold 100,000 square feet and some parcels of land in Miami and Oregon.

In 2006, the Company acquired 1.2 million square feet for an aggregate cost of $180.3 million. The Company acquired WesTech Business Park, a 366,000 square foot office and flex park in Silver Spring, Maryland, for $69.3 million; 88,800 square feet multi-tenant flex buildings in Signal Hill, California, for $10.7 million; a 107,300 square foot multi-tenant flex park in Chantilly, Virginia, for $15.8 million; Meadows Corporate Park, a 165,000 square foot multi-tenant office park in Silver Spring, Maryland, for $29.9 million; Rogers Avenue, a 66,500 square foot multi-tenant industrial and flex park in San Jose, California, for $8.4 million; and Boca

Commerce Park and Wellington Commerce Park, two multi-tenant industrial, flex and storage parks, aggregating 398,000 square feet, located in Palm Beach County, Florida, for $46.2 million. In connection with the Meadows Corporate Park purchase, the Company assumed a $16.8 million mortgage with a fixed interest rate of 7.20% through November, 2011, at which time it can be prepaid without penalty. In addition, in connection with the Palm Beach County purchases, the Company assumed three mortgages with a combined total of $23.8 million with a weighted average fixed interest rate of 5.84%. During 2006, the Company sold a 30,500 square foot building located in Beaverton, Oregon, for $4.4 million resulting in a gain of $1.5 million. Additionally in 2006, the Company sold 32,400 square feet in Miami for a combined total of $3.7 million, resulting in a gain of $865,000.

In 2007, the Company acquired 870,000 square feet for an aggregate cost of $140.6 million. The Company acquired Overlake Business Center, a 493,000 square foot multi-tenant office and flex business park located in Redmond, Washington, for $76.0 million; Commerce Campus, a 252,000 square foot multi-tenant office and flex business park located in Santa Clara, California, for $39.2 million; and Fair Oaks Corporate Center, a 125,000 square foot multi-tenant office park located in Fairfax, Virginia, for $25.4 million.

As of December 31, 2009, the Company had commenced development on a parcel within its Miami International Commerce Center ("MICC") in Miami, Florida, which upon completion is expected to comprise 75,000 square feet of leasable small-bay industrial space. The construction is scheduled to be completed in the third quarter of 2010.

In 2009, the Company sold 3.4 acres of land held for development in Portland, Oregon, for a gross sales price of $2.7 million, resulting in a net gain of $1.5 million. The Company made no acquisitions during the years ended December 31, 2009 and 2008.

On January 14, 2010, the Company completed the sale of a 131,000 square foot office building located in Houston, Texas. The sales price was $10.0 million, resulting in a net gain of $5.2 million.

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1990. To the extent that the Company continues to qualify as a REIT, it will not be taxed, with certain limited exceptions, on the net income that is currently distributed to its shareholders.

The Company's principal executive offices are located at 701 Western Avenue, Glendale, California 91201-2397. The Company's telephone number is (818) 244-8080. The Company maintains a website with the address www.psbusinessparks.com. The information contained on the Company's website is not a part of, or incorporated by reference into, this Annual Report on Form 10-K. The Company makes available free of charge through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the Securities and Exchange Commission.

Business of the Company: The Company is in the commercial property business, with properties consisting of multi-tenant flex, industrial and office space. The Company owns approximately 12.2 million square feet of flex space. The Company defines "flex" space as buildings that are configured with a combination of warehouse and office space and can be designed to fit a wide variety of uses. The warehouse component of the flex space has a number of uses including light manufacturing and assembly, storage and warehousing, showroom, laboratory, distribution and research and development activities. The office component of flex space is complementary to the warehouse component by enabling businesses to accommodate management and production staff in the same facility. The Company owns approximately 3.9 million square feet of industrial space that has characteristics similar to the warehouse component of the flex space. In addition, the Company owns approximately 3.4 million square feet of low-rise office space, generally either in business parks that combine office and flex space or in submarkets where the economics of the market demand an office build-out.

The Company's commercial properties typically consist of low-rise buildings, ranging from one to 46 buildings per property, located on parcels of various sizes and comprising from approximately 12,000 to 3.2 million aggregate square feet of rentable space. Facilities are managed through either on-site management or area offices central to the facilities. Parking is generally open but in some instances is covered. The ratio of parking spaces to rentable square feet ranges from two to six per thousand square feet depending upon the use of the property and its location. Office space generally requires a greater parking ratio than most industrial uses. The Company may acquire properties that do not have these characteristics.

The tenant base for the Company's facilities is diverse. The portfolio can be bifurcated into those facilities that service small to medium-sized businesses and those that service larger businesses. Approximately 40.5% of in-place rents from the portfolio are derived from facilities that serve small to medium-sized businesses. A property in this facility type is typically divided into units ranging in size from 500 to 4,999 square feet and leases generally range from one to three years. The remaining 59.5% of in-place rents from the portfolio are derived from facilities that serve larger businesses, with units greater than or equal to 5,000 square feet. The Company also has several tenants that lease space in multiple buildings and locations. The U.S. Government is the largest tenant with multiple leases encompassing approximately 507,000 square feet or approximately 4.6% of the Company's annualized rental income.

The Company intends to continue acquiring commercial properties located in desired markets within the United States. The Company's policy of acquiring commercial properties may be changed by its Board of Directors without shareholder approval. However, the Board of Directors has no intention of changing this policy at this time. Although the Company currently owns properties in eight states, it may expand its operations to other states or reduce the number of states in which it operates. Properties are acquired for both income and potential capital appreciation; there is no limitation on the amount that can be invested in any specific property. Although there are no restrictions on our ability to expand our operations into foreign markets, we currently operate solely within the United States and have no foreign operations.

The Company owns land which may be used for the development of commercial properties. The Company owns approximately 6.4 acres of land in Northern Virginia, 11.5 acres in Portland, Oregon and 10.0 acres in Dallas, Texas as of December 31, 2009.

Operating Partnership

The properties in which the Company has an equity interest will generally be owned by the Operating Partnership. The Company has the ability to acquire interests in additional properties in transactions that could defer the contributors' tax consequences by causing the Operating Partnership to issue equity interests in return for interests in properties.

As the general partner of the Operating Partnership, the Company has the exclusive responsibility under the Operating Partnership Agreement to manage and conduct the business of the Operating Partnership. The Board of Directors directs the affairs of the Operating Partnership by managing the Company's affairs. The Operating Partnership will be responsible for, and pay when due, its share of all administrative and operating expenses of the properties it owns.

The Company's interest in the Operating Partnership entitles it to share in cash distributions from, and the profits and losses of, the Operating Partnership in proportion to the Company's economic interest in the Operating Partnership (apart from tax allocations of profits and losses to take into account pre-contribution property appreciation or depreciation).

Summary of the Operating Partnership Agreement

The following summary of the Operating Partnership Agreement is qualified in its entirety by reference to the Operating Partnership Agreement as amended, which is incorporated by reference as an exhibit to this report.

Issuance of Additional Partnership Interests: As the general partner of the Operating Partnership, the Company is authorized to cause the Operating Partnership from time to time to issue to partners of the Operating Partnership or to other persons additional partnership units in one or more classes, and in one or more series of any of such classes, with such designations, preferences and relative, participating, optional, or other special rights, powers and duties (which may be senior to the existing partnership units), as will be determined by the Company, in its sole and absolute discretion, without the approval of any limited partners, except to the extent specifically provided in the agreement. No such additional partnership units, however, will be issued to the Company unless (i) the agreement to issue the additional partnership interests arises in connection with the issuance of shares of the Company, which shares have designations, preferences and other rights, such that the economic interests are substantially similar to the designations, preferences and other rights of the additional partnership units that would be issued to the Company and (ii) the Company agrees to make a capital contribution to the Operating Partnership in an amount equal to the proceeds raised in connection with the issuance of such shares of the Company.

Capital Contributions: No partner is required to make additional capital contributions to the Operating Partnership, except that the Company as the general partner is required to contribute the proceeds of the sale of equity interests in the Company to the Operating Partnership in return for additional partnership units. A limited partner may be required to pay to the Operating Partnership any taxes paid by the Operating Partnership on behalf of that limited partner. No partner is required to pay to the Operating Partnership any deficit or negative balance which may exist in its capital account.

Distributions: The Company, as general partner, is required to make quarterly distributions in compliance with the Operating Partnership Agreement. Distributions are to be made (i) first, with respect to any class of partnership interests having a preference over other classes of partnership interests; and (ii) second, in accordance with the partners' respective percentage interests on the "partnership record date" (as defined in the Operating Partnership Agreement). Commencing in 1998, the Operating Partnership's policy has been to make distributions per unit (other than preferred units) that are equal to the per share distributions made by the Company with respect to its common stock.

Preferred Units: As of December 31, 2009, the Operating Partnership had an aggregate of 2.9 million preferred units owned by third parties with distribution rates ranging from 6.550% to 7.950% (per annum) with an aggregate redemption value of $73.4 million. The Operating Partnership has the right to redeem each series of preferred units on or after the fifth anniversary of the issuance date of the series at the original capital contribution plus the cumulative priority return, as defined, to the redemption date to the extent not previously distributed. Each series of preferred units is exchangeable for Cumulative Redeemable Preferred Stock of the respective series of PS Business Parks, Inc. on or after the tenth anniversary of the date of issuance at the option of the Operating Partnership or a majority of the holders of the applicable series of preferred units.

As of December 31, 2009, in connection with the Company's issuance of publicly traded Cumulative Preferred Stock, the Company owned 25.0 million preferred units of various series with an aggregate redemption value of $626.0 million with terms substantially identical to the terms of the publicly traded depositary shares each representing 1/1,000 of a share of 6.700% to 7.950% Cumulative Preferred Stock of the Company. The holders of all series of Preferred Stock may combine to elect two additional directors if the Company fails to make dividend payments for six quarterly dividend payment periods, whether or not consecutive.

Redemption of Partnership Interests: Subject to certain limitations described below, each limited partner (other than the Company and holders of preferred units) has the right to require the redemption of such limited partner's units. This right may be exercised on at least 10 days notice at any time or from time to time, beginning on the date that is one year after the date on which such limited partner is admitted to the Operating Partnership (unless otherwise contractually agreed by the general partner).

Unless the Company, as general partner, elects to assume and perform the Operating Partnership's obligation with respect to a redemption right, as described below, a limited partner that exercises its redemption right will receive cash from the Operating Partnership in an amount equal to the "redemption amount" (as defined in the Operating Partnership Agreement generally to reflect the average trading price of the common stock of the Company over a specified 10 day trading period) for the units redeemed. In lieu of the Operating Partnership redeeming the units for cash, the Company, as the general partner, has the right to elect to acquire the units directly from a limited partner exercising its redemption right, in exchange for cash in the amount specified above as the "redemption amount" or by issuance of the "shares amount" (as defined in the Operating Partnership Agreement, generally to mean the issuance of one share of the Company's common stock for each unit of limited partnership interest redeemed).

A limited partner cannot exercise its redemption right if delivery of shares of common stock would be prohibited under the articles of incorporation of the Company or if in the opinion of counsel to the general partner there is a significant risk that delivery of shares of common stock would cause the general partner to no longer qualify as a

REIT, would cause a violation of the applicable securities or certain antitrust laws, or would result in the Operating Partnership no longer being treated as a partnership for federal income tax purposes.

Limited Partner Transfer Restrictions: Limited partners generally may not transfer partnership interests (other than to their estates, immediate family or certain affiliates) without the prior written consent of the Company as general partner, which consent may be given or withheld in its sole and absolute discretion. The Company, as general partner, has a right of first refusal to purchase partnership interests proposed to be sold by the limited partners. Transfers must comply with applicable securities laws and regulations. Transfers of partnership interests generally are not permitted if the transfer would be made through certain trading markets or adversely affect the Company's ability to qualify as a REIT or could subject the Company to any additional taxes under Section 857 or Section 4981 of the Code.

Management: The Operating Partnership is organized as a California limited partnership. The Company, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership, except as provided in the Operating Partnership Agreement and by applicable law. The limited partners of the Operating Partnership have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership except as provided in the Operating Partnership Agreement and as permitted by applicable law. The Operating Partnership Agreement provides that the general partner may not be removed by the limited partners. In exercising its authority under the agreement, the general partner may take into account (but is not required to do so) the tax consequences to any partner of actions or inaction and is under no obligation to consider the separate interests of the limited partners.

However, the consent of the limited partners holding a majority of the interests of the limited partners (including limited partnership interests held by the Company) generally will be required to amend the Operating Partnership Agreement. Further, the Operating Partnership Agreement cannot be amended without the consent of each partner adversely affected if, among other things, the amendment would alter the partner's rights to distributions from the Operating Partnership (except as specifically permitted in the Operating Partnership Agreement), alter the redemption right, or impose on the limited partners an obligation to make additional capital contributions.

The consent of all limited partners will be required to (i) take any action that would make it impossible to carry on the ordinary business of the Operating Partnership, except as otherwise provided in the Operating Partnership Agreement; or (ii) possess Operating Partnership property, or assign any rights in specific Operating Partnership property, for other than an Operating Partnership purpose, except as otherwise provided in the Operating Partnership Agreement. In addition, without the consent of any adversely affected limited partner, the general partner may not perform any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability except as provided in the Operating Partnership Agreement or under California law.

Extraordinary Transactions: The Operating Partnership Agreement provides that the Company may not engage in any business combination, defined to mean any merger, consolidation or other combination with or into another person or sale of all or substantially all of its assets, any reclassification, any recapitalization (other than certain stock splits or stock dividends) or change of outstanding shares of common stock, unless (i) the limited partners of the Operating Partnership will receive, or have the opportunity to receive, the same proportionate consideration per unit in the transaction as shareholders of the Company (without regard to tax considerations); or (ii) limited partners of the Operating Partnership (other than the general partner) holding at least 60% of the interests in the Operating Partnership held by limited partners (other than the general partner) vote to approve the business combination. In addition, the Company, as general partner of the Operating Partnership, has agreed in the Operating Partnership Agreement with the limited partners of the Operating Partnership that it will not consummate a business combination in which the Company conducted a vote of shareholders unless the matter is also submitted to a vote of the partners.

The foregoing provision of the Operating Partnership Agreement would under no circumstances enable or require the Company to engage in a business combination which required the approval of shareholders if the shareholders of the Company did not in fact give the requisite approval. Rather, if the shareholders did approve a business combination, the Company would not consummate the transaction unless the Company as general partner first conducts a vote of partners of the Operating Partnership on the matter. For purposes of the Operating Partnership vote, the Company shall be deemed to vote its partnership interest in the same proportion as the shareholders of the Company voted on the matter (disregarding shareholders who do not vote). The Operating Partnership vote will be deemed approved if the votes recorded are such that if the Operating Partnership vote had been a vote of shareholders, the business combination would have been approved by the shareholders. As a result of these provisions of the Operating Partnership, a third party may be inhibited from making an acquisition proposal for the Company that it would otherwise make, or the Company, despite having the requisite authority under its articles of incorporation, may not be authorized to engage in a proposed business combination.

Indemnification: The Operating Partnership Agreement generally provides that the Company and its officers and directors and the limited partners of the Operating Partnership will be indemnified and held harmless by the Operating Partnership for matters that relate to the operations of the Operating Partnership unless it is established that (i) the act or omission of the indemnified person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnified person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. The termination of any proceeding by judgment, order or settlement does not create a presumption that the indemnified person did not meet the requisite standards of conduct set forth above. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the indemnified person did not meet the requisite standard of conduct set forth above. Any indemnification so made shall be made only out of the assets of the Operating Partnership or through insurance obtained by the Operating Partnership. The general partner shall not be liable for monetary damages to the partnership, any partners or any assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or of any act or omissions if the general partner acted in good faith.

Duties and Conflicts: The Operating Agreement allows the Company to operate the Operating Partnership in a manner that will enable the Company to satisfy the requirements for being classified as a REIT. The Company intends to conduct all of its business activities, including all activities pertaining to the acquisition, management and operation of properties, through the Operating Partnership. However, the Company may own, directly or through subsidiaries, interests in Operating Partnership properties that do not exceed 1% of the economic interest of any property, and if appropriate for regulatory, tax or other purposes, the Company also may own, directly or through subsidiaries, interests in assets that the Operating Partnership otherwise could acquire, if the Company grants to the Operating Partnership the option to acquire the assets within a period not to exceed three years in exchange for the number of partnership units that would be issued if the Operating Partnership had acquired the assets at the time of acquisition by the Company.

Term: The Operating Partnership will continue in full force and effect until December 31, 2096 or until sooner dissolved upon the withdrawal of the general partner (unless the limited partners elect to continue the Operating Partnership), or by the election of the general partner (with the consent of the holders of a majority of the partnerships interests if such vote is held before January 1, 2056), in connection with a merger or the sale or other disposition of all or substantially all of the assets of the Operating Partnership, or by judicial decree.

Other Provisions: The Operating Partnership Agreement contains other provisions affecting its operations and management, limited partner access to certain business records, responsibility for expenses and reimbursements, tax allocations, distribution of certain reports, winding-up and liquidation, the granting by the limited partners of powers of attorney to the general partner, the rights of holders of particular series of preferred units, and other matters.

Cost Allocation and Administrative Services

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PS and affiliated entities for certain administrative services. These services include investor relations, legal, corporate tax, information systems and office services. Under this agreement, costs are allocated to the Company in accordance with its proportionate share of these costs. These allocated costs totaled $372,000, $390,000 and $303,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Common Officers and Directors with PS

Ronald L. Havner, Jr., Chairman of the Company, is the Chief Executive Officer and President of PS. Harvey Lenkin, retired president of PS, is a Director of both the Company and PS. The Company engages additional executive personnel who render services exclusively for the Company. However, it is expected that certain officers of PS will continue to render services for the Company as requested pursuant to the cost sharing and administrative services agreement.

Property Management

The Company continues to manage commercial properties owned by PS and its affiliates, which are generally adjacent to mini-warehouses, for a fee of 5% of the gross revenues of such properties in addition to reimbursement of direct costs. The property management contract with PS is for a seven-year term with the agreement automatically extending for an additional one-year period upon each one-year anniversary of its commencement (unless cancelled by either party). Either party can give notice of its intent to cancel the agreement upon expiration of its current term. Management fee revenue derived from these management contracts with PS and its affiliates totaled $698,000, $728,000 and $724,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

In December, 2006, PS began providing property management services for the mini storage component of two assets owned by the Company. These mini storage facilities, located in Palm Beach County, Florida, operate under the "Public Storage" name. Either the Company or PS can cancel the property management contract upon 60 days notice. Management fee expenses under the contract were $50,000, $45,000 and $47,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Management

Joseph D. Russell, Jr. leads the Company's senior management team. Mr. Russell is President and Chief Executive Officer of the Company. The Company's executive management includes: John W. Petersen, Executive Vice President and Chief Operating Officer; Edward A. Stokx, Executive Vice President and Chief Financial Officer; Maria R. Hawthorne, Senior Vice President (East Coast); Trenton A. Groves, Vice President and Corporate Controller; Coby A. Holley, Vice President (Pacific Northwest Division); Robin E. Mather, Vice President (Southern California Division); William A. McFaul, Vice President (Washington Metro Division); Eddie F. Ruiz, Vice President and Director of Facilities; Viola I. Sanchez, Vice President (Southeast Division); and David A. Vicars, Vice President (Midwest Division).

REIT Structure

If certain detailed conditions imposed by the Code and the related Treasury Regulations are met, an entity, such as the Company, that invests principally in real estate and that otherwise would be taxed as a corporation may elect to be treated as a REIT. The most important consequence to the Company of being treated as a REIT for federal income tax purposes is that the Company can deduct dividend distributions (including distributions on preferred stock) to its shareholders, thus effectively eliminating the "double taxation" (at the corporate and shareholder levels) that typically results when a corporation earns income and distributes that income to shareholders in the form of dividends.

The Company believes that it has operated, and intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify. To the extent that the Company continues to qualify as a REIT, it will not be taxed, with certain limited exceptions, on the taxable income that is distributed to its shareholders.

Operating Strategy

The Company believes its operating, acquisition and finance strategies combined with its diversified portfolio produces a low risk, high growth business model. The Company's primary objective is to grow shareholder value. Key elements of the Company's growth strategy include:

Maximize Net Cash Flow of Existing Properties: The Company seeks to maximize the net cash flow generated by its properties by (i) maximizing average occupancy rates, (ii) achieving the highest possible levels of realized monthly rents per occupied square foot and (iii) controlling its operating cost structure by improving operating efficiencies and economies of scale. The Company believes that its experienced property management personnel and comprehensive systems combined with increasing economies of scale will enhance the Company's ability to meet these goals. The Company seeks to increase occupancy rates and realized monthly rents per square foot by providing its field personnel with incentives to lease space to higher credit tenants and to maximize the return on investment in each lease transaction. The Company seeks to maximize its cash flow by controlling capital expenditures associated with re-leasing space by acquiring and owning properties with easily reconfigured space that appeal to a wide range of tenants.

Focus on Targeted Markets: The Company intends to continue investing in markets that have characteristics which enable them to be competitive economically. The Company believes that markets with some combination of above average population growth, education levels and personal income will produce better overall economic returns. As of December 31, 2009, substantially all of the Company's square footage was located in these targeted core markets. The Company targets individual properties in those markets that are close to critical infrastructure, middle to high income housing, universities and have easy access to major transportation arteries.

Reduce Capital Expenditures and Increase Occupancy Rates by Providing Flexible Properties and Attracting a Diversified Tenant Base: By focusing on properties with easily reconfigurable space, the Company believes it can offer facilities that appeal to a wide range of potential tenants, which aids in reducing the capital expenditures associated with re-leasing space. The Company believes this property flexibility also allows it to better serve existing tenants by accommodating their inevitable expansion and contraction needs. In addition, the Company believes that a diversified tenant base and property flexibility helps it maintain high occupancy rates during periods when market demand is weak, by enabling it to attract a greater number of potential users to its space.

Provide Superior Property Management: The Company seeks to provide a superior level of service to its tenants in order to achieve high occupancy and rental rates, as well as minimal customer turnover. The Company's property management offices are primarily located on-site or regionally located, providing tenants with convenient access to management and helping the Company maintain its properties and convey a sense of quality, order and security. The Company has significant experience in acquiring properties managed by others and thereafter improving tenant satisfaction, occupancy levels, renewal rates and rental income by implementing established tenant service programs.

Financing Strategy

The Company's primary objective in its financing strategy is to maintain financial flexibility and a low risk capital structure using permanent capital to finance its growth. Key elements of this strategy are:

Retain Operating Cash Flow: The Company seeks to retain significant funds (after funding its distributions and capital improvements) for additional investments. During the year ended December 31, 2009, the Company distributed 32.2% of its funds from operations ("FFO") to common shareholders/unit holders. During the year ended December 31, 2008, the Company distributed 37.3% of its FFO to common shareholders/unit holders. FFO is computed in accordance with the White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). The White Paper defines FFO as net income, computed in accordance with U.S. generally accepted accounting principles ("GAAP"), before depreciation, amortization, gains or losses on asset dispositions, net income allocable to noncontrolling interests — common units, net income allocable to restricted stock unit holders and nonrecurring items. FFO is a non-GAAP financial measure and should be analyzed in conjunction with net income. However, FFO should not be viewed as a substitute for net income as a measure of operating performance as it does not reflect depreciation and amortization costs or the level of capital expenditure and leasing costs necessary to maintain the operating performance of the Company's properties, which are significant economic costs and could materially impact the Company's results of operations. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other real estate companies' funds from operations. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Non-GAAP Supplemental Disclosure Measure: Funds from Operations," for a reconciliation of FFO and net income allocable to common shareholders and for information on why the Company presents FFO.

Perpetual Preferred Stock/Units: The primary source of leverage in the Company's capital structure is perpetual preferred stock or equivalent preferred units in the Operating Partnership. This method of financing eliminates interest rate and refinancing risks because the dividend rate is fixed and the stated value or capital contribution is not required to be repaid. In addition, the consequences of defaulting on required preferred distributions is less severe than with debt. The preferred shareholders may elect two additional directors if six quarterly distributions go unpaid, whether or not consecutive.

Debt Financing: The Company has used debt financing to a limited degree. The primary source of debt that the Company relies upon to provide short term capital is its $100.0 million unsecured line of credit with Wells Fargo. The Company had no balance outstanding on its Credit Facility at December 31, 2009 and 2008.

Access to Capital: The Company seeks to maintain a minimum ratio of FFO to combined fixed charges and preferred distributions paid of 2.6 to 1.0. Fixed charges include interest expense and capitalized interest. Preferred distributions include amounts paid to preferred shareholders and preferred Operating Partnership unit holders. For the year ended December 31, 2009, the FFO to combined fixed charges and preferred distributions paid ratio was 3.4 to 1.0, excluding the $35.6 million net gain on the repurchase of preferred equity. The Company believes that its financial position will enable it to access capital to finance its future growth. Subject to market conditions, the Company may add leverage to its capital structure. Throughout this Form 10-K, we use the term "preferred equity" to mean both the preferred stock issued by the Company and the preferred partnership units issued by the Operating Partnership and the term "preferred distributions" to mean dividends and distributions on the preferred stock and preferred partnership units.

Competition

Competition in the market areas in which many of the Company's properties are located is significant and has from time to time reduced the occupancy levels and rental rates of, and increased the operating expenses of, certain of these properties. Competition may be accelerated by any increase in availability of funds for investment in real estate. Barriers to entry are relatively low for those with the necessary capital and the Company competes for property acquisitions and tenants with entities that have greater financial resources than the Company. Recent increases in sublease space and unleased developments are expected to further intensify competition among operators in certain market areas in which the Company operates.

The Company's properties compete for tenants with similar properties located in its markets primarily on the basis of location, rent charged, services provided and the design and condition of improvements. The Company believes it possesses several distinguishing characteristics that enable it to compete effectively in the flex, office and industrial space markets. The Company believes its personnel are among the most experienced in these real estate markets. The Company's facilities are part of a comprehensive system encompassing standardized procedures and integrated reporting and information networks. The Company believes that the significant operating and financial experience of its executive officers and directors combined with the Company's capital structure, national investment scope, geographic diversity and economies of scale should enable the Company to compete effectively.

Investments in Real Estate Facilities

As of December 31, 2009 and 2008, the Company owned and operated approximately 19.6 million rentable square feet.

Summary of Business Model

The Company has a diversified portfolio. It is diversified geographically in eight states and has a diversified customer mix by size and industry concentration. The Company believes that this diversification combined with a conservative financing strategy, focus on markets with strong demographics for growth and our operating strategy gives the Company a business model that mitigates risk and provides strong long-term growth opportunities.

Restrictions on Transactions with Affiliates

The Company's Bylaws provide that the Company may engage in transactions with affiliates provided that a purchase or sale transaction with an affiliate is (i) approved by a majority of the Company's independent directors and (ii) fair to the Company based on an independent appraisal or fairness opinion.

Borrowings

As of December 31, 2009, the Company had outstanding mortgage notes payable of $52.9 million. See Notes 5 and 6 to the consolidated financial statements for a summary of the Company's outstanding borrowings as of December 31, 2009.

The Company has a line of credit (the "Credit Facility") with Wells Fargo Bank which expires on August 1, 2010. The Credit Facility has a borrowing limit of $100.0 million. Interest on outstanding borrowings is payable monthly. At the option of the Company, the rate of interest charged is equal to (i) the prime rate or (ii) a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.70% to LIBOR plus 1.50% depending on the Company's credit ratings and coverage ratios, as defined (currently LIBOR plus 0.85%). In addition, the Company is required to pay an annual commitment fee ranging from 0.15% to 0.30% of the borrowing limit (currently 0.20%). In connection with the modification of the Credit Facility, the Company paid a fee of $300,000, which is being amortized over the life of the Credit Facility. The Company had no balance outstanding on its Credit Facility at December 31, 2009 and 2008.

The Credit Facility requires the Company to meet certain covenants including (i) maintain a balance sheet leverage ratio (as defined therein) of less than 0.45 to 1.00, (ii) maintain a fixed charge coverage ratio (as defined therein) of not less than 1.75 to 1.00, (iii) maintain a minimum tangible net worth (as defined) and (iv) limit distributions to 95% of funds from operations (as defined therein) for any four consecutive quarters. In addition, the Company is limited in its ability to incur additional borrowings (the Company is required to maintain unencumbered assets with an aggregate book value equal to or greater than two times the Company's unsecured recourse debt; the Company did not have any unsecured recourse debt at December 31, 2009) or sell assets. The Company was in compliance with the covenants of the Credit Facility at December 31, 2009.

The Company has broad powers to borrow in furtherance of the Company's objectives. The Company has incurred in the past, and may incur in the future, both short-term and long-term indebtedness to increase its funds available for investment in real estate, capital expenditures and distributions.

Employees

As of December 31, 2009, the Company employed 138 individuals, primarily personnel engaged in property operations. The Company believes that its relationship with its employees is good, and none of its employees are represented by a labor union.

Insurance

The Company believes that its properties are adequately insured. Facilities operated by the Company have historically been covered by comprehensive insurance, including fire, earthquake, liability and extended coverage from nationally recognized carriers.

Environmental Matters

Compliance with laws and regulations relating to the protection of the environment, including those regarding the discharge of material into the environment, has not had any material effect upon the capital expenditures, earnings or competitive position of the Company.

Substantially all of the Company's properties have been subjected to Phase I environmental reviews. Such reviews have not revealed, nor is management aware of, any probable or reasonably possible environmental costs that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any potentially material environmental liability.

ITEM 1A. *RISK FACTORS*

In addition to the other information in this Form 10-K, the following factors should be considered in evaluating our company and our business.

PS has significant influence over us.

At December 31, 2009, PS and its affiliates owned 23.8% of the outstanding shares of the Company's common stock and 23.0% of the outstanding common units of the Operating Partnership (100% of the common units not owned by the Company). Assuming issuance of the Company's common stock upon redemption of its partnership units, PS would own 41.3% of the outstanding shares of the Company's common stock. Ronald L. Havner, Jr., the Company's chairman, is also the Chief Executive Officer, President and a Director of PS. Harvey Lenkin is a Director of both the Company and PS. Consequently, PS has the ability to significantly influence all matters submitted to a vote of our shareholders, including electing directors, changing our articles of incorporation, dissolving and approving other extraordinary transactions such as mergers, and all matters requiring the consent of the limited partners of the Operating Partnership. PS's interest in such matters may differ from other shareholders. In addition, PS's ownership may make it more difficult for another party to take over our company without PS's approval.

Provisions in our organizational documents may prevent changes in control.

Our articles generally prohibit any person from owning more than 7% of our shares: Our articles of incorporation restrict the number of shares that may be owned by any other person, and the partnership agreement of our Operating Partnership contains an anti-takeover provision. No shareholder (other than PS and certain other specified shareholders) may own more than 7% of the outstanding shares of our common stock, unless our board of directors waives this limitation. We imposed this limitation to avoid, to the extent possible, a concentration of ownership that might jeopardize our ability to qualify as a REIT. This limitation, however, also makes a change of control much more difficult (if not impossible) even if it may be favorable to our public shareholders. These provisions will prevent future takeover attempts not approved by PS even if a majority of our public shareholders consider it to be in their best interests because they would receive a premium for their shares over market value or for other reasons.

Our board can set the terms of certain securities without shareholder approval: Our board of directors is authorized, without shareholder approval, to issue up to 50.0 million shares of preferred stock and up to 100.0 million shares of Equity Stock, in each case in one or more series. Our board has the right to set the terms of each of these series of stock. Consequently, the board could set the terms of a series of stock that could make it difficult (if not impossible) for another party to take over our company even if it might be favorable to our public shareholders. Our articles of incorporation also contain other provisions that could have the same effect. We can also cause our Operating Partnership to issue additional interests for cash or in exchange for property.

The partnership agreement of our Operating Partnership restricts mergers: The partnership agreement of our Operating Partnership generally provides that we may not merge or engage in a similar transaction unless the limited partners of our Operating Partnership are entitled to receive the same proportionate payments as our shareholders. In addition, we have agreed not to merge unless the merger would have been approved had the limited partners been able to vote together with our shareholders, which has the effect of increasing PS's influence over us due to PS's ownership of operating partnership units. These provisions may make it more difficult for us to merge with another entity.

Our Operating Partnership poses additional risks to us.

Limited partners of our Operating Partnership, including PS, have the right to vote on certain changes to the partnership agreement. They may vote in a way that is against the interests of our shareholders. Also, as general partner of our Operating Partnership, we are required to protect the interests of the limited partners of the Operating Partnership. The interests of the limited partners and of our shareholders may differ.

We would incur adverse tax consequences if we fail to qualify as a REIT.

Our cash flow would be reduced if we fail to qualify as a REIT: While we believe that we have qualified since 1990 to be taxed as a REIT, and will continue to be so qualified, we cannot be certain. To continue to qualify as a REIT, we need to satisfy certain requirements under the federal income tax laws relating to our income, assets, distributions to shareholders and shareholder base. In this regard, the share ownership limits in our articles of incorporation do not necessarily ensure that our shareholder base is sufficiently diverse for us to qualify as a REIT. For any year we fail to qualify as a REIT, we would be taxed at regular corporate tax rates on our taxable income unless certain relief provisions apply. Taxes would reduce our cash available for distributions to shareholders or for reinvestment, which could adversely affect us and our shareholders. Also we would not be allowed to elect REIT status for five years after we fail to qualify unless certain relief provisions apply.

We may need to borrow funds to meet our REIT distribution requirements: To qualify as a REIT, we must generally distribute to our shareholders 90% of our taxable income. Our income consists primarily of our share of our Operating Partnership's income. We intend to make sufficient distributions to qualify as a REIT and otherwise avoid corporate tax. However, differences in timing between income and expenses and the need to make nondeductible expenditures such as capital improvements and principal payments on debt could force us to borrow funds to make necessary shareholder distributions.

The recent market disruptions may adversely affect our operating results and financial condition.

The United States economy is currently undergoing pervasive and fundamental disruptions. The continuation or intensification of any such volatility may have an adverse impact on the availability of credit to businesses generally and could lead to a further weakening of the U.S. and global economies. To the extent that turmoil in the financial markets continues or intensifies, it has the potential to materially affect the value of our properties, the availability or the terms of financing and may impact the ability of our customers to enter into new leasing transactions or satisfy rental payments under existing leases. The current market disruption could also affect our operating results and financial condition as follows:

Debt and Equity Markets: Our results of operations and share price are sensitive to the volatility of the credit markets. The commercial real estate debt markets are currently experiencing volatility as a result of various factors, including the tightening of underwriting standards by lenders and credit rating agencies and the continued erosion of operating fundamentals of assets pledged as collateral. Credit spreads for major sources of capital have widened significantly as investors have demanded a higher risk premium. This is resulting in lenders increasing the cost for debt financing. Should the overall cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of our acquisitions. In addition, the state of the debt markets could have an effect on the overall amount of capital being invested in real estate, which may result in price or value decreases of real estate assets and affect our ability to raise capital.

Valuations: The recent market volatility will likely make the valuation of our properties more difficult. There may be significant uncertainty in the valuation, or in the stability of the value, of our properties, which could result in a substantial decrease in the value of our properties. As a result, we may not be able to recover the carrying amount of our properties, which may require us to recognize an impairment charge in earnings.

Government Intervention: The pervasive and fundamental disruptions that the United States economy is currently undergoing have led to extensive and unprecedented governmental intervention. Such intervention has in certain cases been implemented on an "emergency" basis, suddenly and substantially eliminating market participants' ability to continue to implement certain strategies or manage the risk of their outstanding positions. In addition, these interventions have typically been unclear in scope and application, resulting in confusion and uncertainty which in itself has been materially detrimental to the efficient functioning of the markets as well as previously successful investment strategies. It is impossible to predict what, if any, additional interim or permanent governmental restrictions may be imposed on the markets or the effect of such restrictions on us and our results of operations. There is a high likelihood of significantly increased regulation of the financial markets that could have a material effect on our operating results and financial condition.

Since we buy and operate real estate, we are subject to general real estate investment and operating risks.

Summary of real estate risks: We own and operate commercial properties and are subject to the risks of owning real estate generally and commercial properties in particular. These risks include:

- the national, state and local economic climate and real estate conditions, such as oversupply of or reduced demand for space and changes in market rental rates;
- how prospective tenants perceive the attractiveness, convenience and safety of our properties;
- difficulties in consummating and financing acquisitions and developments on advantageous terms and the failure of acquisitions and developments to perform as expected;
- our ability to provide adequate management, maintenance and insurance;
- our ability to collect rent from tenants on a timely basis;
- the expense of periodically renovating, repairing and reletting spaces;
- environmental issues;
- compliance with the Americans with Disabilities Act and other federal, state, and local laws and regulations;
- increasing operating costs, including real estate taxes, insurance and utilities, if these increased costs cannot be passed through to tenants;
- changes in tax, real estate and zoning laws;
- increase in new commercial properties in our market;
- tenant defaults and bankruptcies;
- tenants' right to sublease space; and
- concentration of properties leased to non-rated private companies.

Certain significant costs, such as mortgage payments, real estate taxes, insurance and maintenance, generally are not reduced even when a property's rental income is reduced. In addition, environmental and tax laws, interest rate levels, the availability of financing and other factors may affect real estate values and property income. Furthermore, the supply of commercial space fluctuates with market conditions.

If our properties do not generate sufficient income to meet operating expenses, including any debt service, tenant improvements, lease commissions and other capital expenditures, we may have to borrow additional amounts to cover fixed costs, and we may have to reduce our distributions to shareholders.

We may be unable to consummate acquisitions and developments on advantageous terms or new acquisitions and developments may fail to perform as expected: While we have not acquired a property since August, 2007, we continue to seek to acquire and develop flex, industrial and office properties where they meet our criteria and we believe that they will enhance our future financial performance and the value of our portfolio. Our belief, however, is subject to risks, uncertainties and other factors, many of which are forward-looking and are uncertain in nature or are beyond our control, including the risks that our acquisitions and developments may not perform as expected, that we may be unable to quickly integrate new acquisitions and developments into our existing operations, and that any costs to develop projects or redevelop acquired properties may exceed estimates. Further, we face significant competition for suitable acquisition properties from other real estate investors, including other publicly traded real estate investment trusts and private institutional investors. As a result, we may be unable to acquire additional properties we desire or the purchase price for desirable properties may be significantly increased. In addition, some of these properties may have unknown characteristics or deficiencies or may not complement our portfolio of existing properties. In addition, we may finance future acquisitions and developments through a combination of borrowings, proceeds from equity or debt offerings by us or the Operating Partnership, and proceeds from property divestitures. These financing options may not be available when desired or required or may be more costly than anticipated, which could adversely affect our cash flow. Real property development is subject to a number of risks, including construction delays, complications in obtaining necessary zoning, occupancy and other governmental permits, cost overruns, financing risks, and the possible inability to meet expected occupancy and rent levels. If any of these problems occur, development costs for a project may increase, and there may be costs incurred for projects that are not completed. As a result of the foregoing, some properties may be worth less or may generate less revenue than, or simply not perform as well as, we believed at the time of acquisition or development, negatively affecting our operating results. Any of the foregoing risks could adversely affect our financial condition, operating results and cash flow, and our ability to pay dividends on, and the market price of, our stock. In addition, we may be unable to successfully integrate and effectively manage the properties we do acquire and develop, which could adversely affect our results of operations.

We may encounter significant delays and expense in reletting vacant space, or we may not be able to relet space at existing rates, in each case resulting in losses of income: When leases expire, we will incur expenses in retrofitting space and we may not be able to re-lease the space on the same terms. Certain leases provide tenants with the right to terminate early if they pay a fee. As of December 31, 2009, our properties generally had lower vacancy rates than the average for the markets in which they are located, and leases accounting for 21.8% of our annualized rental income expire in 2010. While we have estimated our cost of renewing leases that expire in 2010, our estimates could be wrong. If we are unable to re-lease space promptly, if the terms are significantly less favorable than anticipated or if the costs are higher, we may have to reduce our distributions to shareholders.

Tenant defaults and bankruptcies may reduce our cash flow and distributions: We may have difficulty collecting from tenants in default, particularly if they declare bankruptcy. This could affect our cash flow and our ability to fund distributions to shareholders. Since many of our tenants are non-rated private companies, this risk may be enhanced. There is inherent uncertainty in a tenant's ability to continue paying rent if they are in bankruptcy. As of February 26, 2010, the Company had approximately 17,000 square feet of leased space that is occupied by tenants that are protected by Chapter 11 of the U.S. Bankruptcy Code. In addition, we had tenants occupying approximately 818,000 square feet who vacated their space during the year ended December 31, 2009 prior to their scheduled lease expiration as a result of business failures. As of December 31, 2009, 466,000 square feet has been re-leased. During the years ended December 31, 2009 and 2008, write-offs of unpaid rents were $988,000 and $602,000, respectively. A number of other tenants have contacted us requesting early termination of their lease, reduction in space under lease, or rent deferment or abatement. At this time, the Company cannot anticipate what effect, if any, the ultimate outcome of these discussions will have on our future operating results.

We may be adversely affected by significant competition among commercial properties: Many other commercial properties compete with our properties for tenants. Some of the competing properties may be newer and better located than our properties. We also expect that new properties will be built in our markets. In addition, we compete with other buyers, many of which are larger than us, for attractive commercial properties. Therefore, we may not be able to grow as rapidly as we would like.

We may be adversely affected if casualties to our properties are not covered by insurance: We could suffer uninsured losses or losses in excess of our insurance policy limits for occurrences such as earthquakes or hurricanes that adversely affect us or even result in loss of the property. We might still remain liable on any mortgage debt or other unsatisfied obligations related to that property.

The illiquidity of our real estate investments may prevent us from adjusting our portfolio to respond to market changes: There may be delays and difficulties in selling real estate. Therefore, we cannot easily change our portfolio when economic conditions change. Also, tax laws limit a REIT's ability to sell properties held for less than four years.

We may be adversely affected by changes in laws: Increases in income and service taxes may reduce our cash flow and ability to make expected distributions to our shareholders. Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and safety codes. If we fail to comply with these requirements, governmental authorities could fine us or courts could award damages against us. We believe our properties comply with all significant legal requirements. However, these requirements could change in a way that would reduce our cash flow and ability to make distributions to shareholders.

We may incur significant environmental remediation costs: Under various federal, state and local environmental laws, an owner or operator of real estate may have to clean spills or other releases of hazardous or toxic substances on or from a property. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may exceed the value of the property. The presence of toxic substances, or the failure to properly remedy any resulting contamination, may make it more difficult for the owner or operator to sell, lease or operate its property or to borrow money using its property as collateral. Future environmental laws may impose additional material liabilities on us.

We depend on external sources of capital to grow our company.

We are generally required under the Internal Revenue Code to distribute at least 90% of our taxable income. Because of this distribution requirement, we may not be able to fund future capital needs, including any necessary building and tenant improvements, from operating cash flow. Consequently, we may need to rely on third-party sources of capital to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Access to third-party sources of capital depends, in part, on general market conditions, the market's perception of our growth potential, our current and expected future earnings, our cash flow, and the market price per share of our common stock. If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, satisfy any debt service obligations, or make cash distributions to shareholders.

Our ability to control our properties may be adversely affected by ownership through partnerships and joint ventures.

We own most of our properties through our Operating Partnership. Our organizational documents do not prevent us from acquiring properties with others through partnerships or joint ventures. This type of investment may present additional risks. For example, our partners may have interests that differ from ours or that conflict with ours, or our partners may become bankrupt.

We can change our business policies and increase our level of debt without shareholder approval.

Our board of directors establishes our investment, financing, distribution and our other business policies and may change these policies without shareholder approval. Our organizational documents do not limit our level of debt. A change in our policies or an increase in our level of debt could adversely affect our operations or the price of our common stock.

We can issue additional securities without shareholder approval.

We can issue preferred equity, common stock and Equity Stock without shareholder approval. Holders of preferred stock have priority over holders of common stock, and the issuance of additional shares of stock reduces the interest of existing holders in our company.

Increases in interest rates may adversely affect the market price of our common stock.

One of the factors that influences the market price of our common stock is the annual rate of distributions that we pay on our common stock, as compared with interest rates. An increase in interest rates may lead purchasers of REIT shares to demand higher annual distribution rates, which could adversely affect the market price of our common stock.

Shares that become available for future sale may adversely affect the market price of our common stock.

Substantial sales of our common stock, or the perception that substantial sales may occur, could adversely affect the market price of our common stock. As of December 31, 2009, PS and its affiliates owned 23.8% of the outstanding shares of the Company's common stock and 23.0% of the outstanding common units of the Operating Partnership (100% of the common units not owned by the Company). Assuming issuance of the Company's common stock upon redemption of its partnership units, PS would own 41.3% of the outstanding shares of the

Company's common stock. These shares, as well as shares of common stock held by certain other significant shareholders, are eligible to be sold in the public market, subject to compliance with applicable securities laws.

We depend on key personnel.

We depend on our key personnel, including Joseph D. Russell, Jr., our President and Chief Executive Officer. The loss of Mr. Russell or other key personnel could adversely affect our operations. We maintain no key person insurance on our key personnel.

Change in taxation of corporate dividends may adversely affect the value of our shares.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, enacted on May 28, 2003, generally reduced to 15% the maximum marginal rate of federal tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, does not apply to dividends paid to individuals by a REIT on its shares except for certain limited amounts. The earnings of a REIT that are distributed to its shareholders are generally subject to less federal income taxation on an aggregate basis than earnings of a regular C corporation that are distributed to its shareholders net of corporate-level income tax. The Jobs and Growth Tax Act, however, could cause individual investors to view stocks of regular C corporations as more attractive relative to shares of REITs than was the case prior to the enactment of the legislation because the dividends from regular C corporations, which previously were taxed at the same rate as REIT dividends, are now at a maximum marginal rate of 15% while REIT dividends are generally taxed at a maximum marginal rate of 35%.

ITEM 1B. ***UNRESOLVED STAFF COMMENTS***

None.

ITEM 2. *PROPERTIES*

As of December 31, 2009, the Company owned approximately 12.2 million square feet of flex space, 3.9 million square feet of industrial space and 3.4 million square feet of office space concentrated primarily in 10 regions consisting of Southern and Northern California, Southern and Northern Texas, South Florida, Virginia, Maryland, Oregon, Arizona and Washington. Additionally, the Company owned 131,000 square feet of office space in Southern Texas classified as properties held for disposition at December 31, 2009. The weighted average occupancy rate throughout 2009 was 90.4% and the average realized rent per square foot was $15.43, both of which exclude the effect of assets classified as held for disposition.

The following table contains information about all properties (excluding those classified as properties held for disposition) owned by the Company as of December 31, 2009 and the weighted average occupancy rates throughout 2009 (except as set forth below, all of the properties are held in fee simple interest) *(in thousands)*:

Location	Rentable Square Footage				Weighted Average Occupancy Rate
	Flex	Industrial	Office	Total	
Arizona					
Mesa	78	—	—	78	81.2%
Phoenix	310	—	—	310	80.4%
Tempe	291	—	—	291	92.1%
	679	—	—	679	85.5%
Northern California					
Hayward	—	407	—	407	96.1%
Monterey	—	—	12	12	86.9%
Sacramento	—	—	367	367	84.6%
San Jose	708	—	—	708	87.3%
San Ramon	—	—	52	52	84.8%
Santa Clara	178	—	—	178	52.0%
So. San Francisco	94	—	—	94	93.8%
	980	407	431	1,818	85.5%
Southern California					
Buena Park	—	317	—	317	98.7%
Carson	77	—	—	77	87.3%
Cerritos	—	395	31	426	98.7%
Culver City	149	—	—	149	94.8%
Irvine	—	—	160	160	95.9%
Laguna Hills	614	—	—	614	91.2%
Lake Forest	297	—	—	297	89.6%
Monterey Park	199	—	—	199	86.7%
Orange	—	—	108	108	85.3%
San Diego(1)	768	—	—	768	92.2%
Santa Ana	—	—	437	437	82.6%
Signal Hill	267	—	—	267	87.4%
Studio City	22	—	—	22	90.8%
Torrance	147	—	—	147	90.8%
	2,540	712	736	3,988	91.3%
Maryland					
Beltsville	309	—	—	309	84.8%
Gaithersburg	—	—	29	29	97.8%
Rockville	212	—	688	900	95.6%
Silver Spring(1)	366	—	166	532	89.9%
	887	—	883	1,770	92.1%
Oregon					
Beaverton	1,024	—	188	1,212	79.4%
Milwaukee	102	—	—	102	86.5%
	1,126	—	188	1,314	79.9%

Location	Flex	Industrial	Office	Total	Weighted Average Occupancy Rate
	Rentable Square Footage				
Northern Texas					
Dallas	237	—	—	237	86.0%
Farmers Branch	112	—	—	112	79.4%
Garland	36	—	—	36	84.1%
Irving(2)	715	231	—	946	94.3%
Mesquite	57	—	—	57	92.4%
Plano	184	—	—	184	92.7%
Richardson	117	—	—	117	86.3%
	1,458	231	—	1,689	91.1%
Southern Texas					
Austin	787	—	—	787	83.8%
Houston	177	—	—	177	92.6%
Missouri City	66	—	—	66	97.5%
	1,030	—	—	1,030	86.2%
South Florida					
Boca Raton(1)	135	—	—	135	87.2%
Miami	631	2,556	12	3,199	95.4%
Wellington(1)	262	—	—	262	86.6%
	1,028	2,556	12	3,596	94.5%
Virginia					
Alexandria	155	—	54	209	94.2%
Chantilly	563	—	38	601	82.3%
Fairfax	—	—	292	292	90.9%
Herndon	—	—	244	244	95.0%
Lorton	246	—	—	246	98.0%
Merrifield	303	—	355	658	98.9%
Springfield	270	—	90	360	97.6%
Sterling	296	—	—	296	97.3%
Woodbridge	114	—	—	114	93.4%
	1,947	—	1,073	3,020	93.6%
Washington					
Redmond	465	—	28	493	88.8%
Renton	28	—	—	28	77.0%
	493	—	28	521	88.2%
Total	12,168	3,906	3,351	19,425	90.4%

(1) Five commercial properties, one in San Diego, California, one in Silver Spring, Maryland, one in Boca Raton, Florida, and two in Wellington, Florida, serve as collateral to mortgage notes payable. For more information, see Note 6 to the consolidated financial statements.

(2) The Company owns two properties that are subject to ground leases in Las Colinas, Texas, expiring in 2019 and 2020, each with one 10 year extension option.

We currently anticipate that each of the properties listed above will continue to be used for its current purpose. Competition exists in each of the market areas in which these properties are located. For information regarding general competitive conditions to which the Company's properties are or may be subject, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Effect of Economic Conditions on the Company's Primary Markets."

The Company has no plans to change the current use of its properties. The Company typically renovates its properties in connection with the re-leasing of space to tenants and expects that it will pay the costs of such renovations from rental income. The Company has risks that tenants will default on leases and declare bankruptcy. Management believes these risks are mitigated through the Company's geographic diversity and diverse tenant base.

The Company evaluates the performance of its properties primarily based on net operating income ("NOI"). NOI is defined by the Company as rental income as defined by GAAP less cost of operations as defined by GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Concentration of Portfolio by Region" below for more information on NOI, including why the Company presents NOI and how the Company uses NOI. The following information illustrates rental income, cost of operations and NOI generated by the Company's total portfolio in 2009, 2008 and 2007 by geographic region and by property classifications. As a result of acquisitions and dispositions, certain properties were not held for the full year.

The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance with GAAP. The tables below also include a reconciliation of NOI to the most comparable amounts based on GAAP *(in thousands)*:

	For The Year Ended December 31, 2009				For The Year Ended December 31, 2008				For The Year Ended December 31, 2007			
	Flex	Office	Industrial	Total	Flex	Office	Industrial	Total	Flex	Office	Industrial	Total
Rental Income:												
Southern California	$ 41,566	$14,767	$ 5,554	$ 61,887	$ 43,894	$15,619	$ 5,804	$ 65,317	$ 43,049	$16,099	$ 5,326	$ 64,474
Northern California	11,103	6,733	2,859	20,695	13,859	7,190	2,890	23,939	12,559	6,977	2,676	22,212
Southern Texas	9,899	—	—	9,899	10,228	—	—	10,228	9,648	—	—	9,648
Northern Texas	15,331	—	1,245	16,576	15,686	—	1,278	16,964	14,062	—	1,100	15,162
South Florida	11,292	212	19,912	31,416	12,336	214	20,005	32,555	11,777	230	19,508	31,515
Virginia	34,265	24,575	—	58,840	34,508	24,684	—	59,192	32,666	21,536	—	54,202
Maryland	16,670	22,442	—	39,112	16,288	21,689	—	37,977	17,341	21,532	—	38,873
Oregon	14,269	2,941	—	17,210	14,985	3,481	—	18,466	15,015	3,266	—	18,281
Arizona	6,393	—	—	6,393	7,006	—	—	7,006	6,976	—	—	6,976
Washington	8,291	638	—	8,929	8,850	621	—	9,471	6,676	555	—	7,231
Total	169,079	72,308	29,570	270,957	177,640	73,498	29,977	281,115	169,769	70,195	28,610	268,574
Cost of Operations:												
Southern California	10,872	5,647	1,097	17,616	10,951	5,873	1,042	17,866	10,580	5,875	1,038	17,493
Northern California	3,771	2,336	681	6,788	3,816	2,322	724	6,862	3,426	2,279	750	6,455
Southern Texas	4,124	—	—	4,124	4,235	—	—	4,235	4,041	—	—	4,041
Northern Texas	5,441	—	336	5,777	5,712	—	299	6,011	5,477	—	288	5,765
South Florida	3,985	130	5,952	10,067	4,118	104	6,094	10,316	4,157	110	5,807	10,074
Virginia	8,890	8,635	—	17,525	8,692	8,558	—	17,250	8,263	7,332	—	15,595
Maryland	4,820	7,293	—	12,113	4,680	7,312	—	11,992	4,719	7,055	—	11,774
Oregon	5,403	1,352	—	6,755	5,610	1,409	—	7,019	5,288	1,375	—	6,663
Arizona	2,735	—	—	2,735	3,013	—	—	3,013	2,907	—	—	2,907
Washington	2,205	207	—	2,412	2,410	208	—	2,618	2,289	189	—	2,478
Total	52,246	25,600	8,066	85,912	53,237	25,786	8,159	87,182	51,147	24,215	7,883	83,245
NOI:												
Southern California	30,694	9,120	4,457	44,271	32,943	9,746	4,762	47,451	32,469	10,224	4,288	46,981
Northern California	7,332	4,397	2,178	13,907	10,043	4,868	2,166	17,077	9,133	4,698	1,926	15,757
Southern Texas	5,775	—	—	5,775	5,993	—	—	5,993	5,607	—	—	5,607
Northern Texas	9,890	—	909	10,799	9,974	—	979	10,953	8,585	—	812	9,397
South Florida	7,307	82	13,960	21,349	8,218	110	13,911	22,239	7,620	120	13,701	21,441
Virginia	25,375	15,940	—	41,315	25,816	16,126	—	41,942	24,403	14,204	—	38,607
Maryland	11,850	15,149	—	26,999	11,608	14,377	—	25,985	12,622	14,477	—	27,099
Oregon	8,866	1,589	—	10,455	9,375	2,072	—	11,447	9,727	1,891	—	11,618
Arizona	3,658	—	—	3,658	3,993	—	—	3,993	4,069	—	—	4,069
Washington	6,086	431	—	6,517	6,440	413	—	6,853	4,387	366	—	4,753
Total	$116,833	$46,708	$21,504	$185,045	$124,403	$47,712	$21,818	$193,933	$118,622	$45,980	$20,727	$185,329

The following table is provided to reconcile NOI to consolidated income from continuing operations as determined by GAAP *(in thousands)*:

	For The Years Ended December 31,		
	2009	2008	2007
Property net operating income	$185,045	$193,933	$185,329
Facility management fees	698	728	724
Interest and other income	536	1,457	5,104
Depreciation and amortization	(84,504)	(99,317)	(97,998)
General and administrative	(6,202)	(8,099)	(7,917)
Interest expense	(3,552)	(3,952)	(4,130)
Income from continuing operations	$ 92,021	$ 84,750	$ 81,112

Significant Properties

As of and for the year ended December 31, 2009, one of the Company's properties had a book value of more than 10% of the Company's total assets. The property, known as MICC, is a business park in Miami, Florida, consisting of 46 buildings (3.2 million square feet) consisting of flex (631,000 square feet), industrial (2.6 million square feet) and office (12,000 square feet) space. The property was purchased on December 30, 2003 and has a net book value of $159.7 million, representing approximately 10.2% of the Company's total assets at December 31, 2009.

MICC property taxes for the year ended December 31, 2009 were $3.5 million at a rate of 1.9% of the respective assessed parcel value.

The following table sets forth information with respect to occupancy and rental rates at MICC for each of the last five years, including the dispositions of a 56,000 square foot retail center and 94,000 square feet of flex space:

	2009	2008	2007	2006	2005
Weighted average occupancy rate	95.4%	96.9%	98.2%	96.4%	91.8%
Realized rent per square foot	$8.69	$8.76	$8.24	$7.88	$7.47

There is no one tenant that occupies 10% or more of the rentable square footage at MICC.

The following table sets forth information with respect to lease expirations at MICC *(in thousands, except number of leases expiring)*:

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Footage Subject to Expiring Leases	Annualized Rental Income Under Expiring Leases	Percent of Annualized Rental Income Represented by Expiring Leases
2010	77	748	$ 6,290	22.5%
2011	93	800	7,412	26.6%
2012	60	635	5,743	20.6%
2013	41	489	4,632	16.6%
2014	28	280	2,460	8.8%
2015	4	65	593	2.1%
2016	1	31	198	0.7%
2017	—	—	—	—
2018	1	75	588	2.1%
2019	—	—	—	—
Thereafter	—	—	—	—
Total	305	3,123	$27,916	100.0%

The following table sets forth information with respect to tax depreciation at MICC *(in thousands, except year data)*:

	Tax Basis	Rate of Depreciation	Method	Life in Years	Accumulated Depreciation
Land Improvements	$ 45,588	5.9%	MACRS, 150%	15	$21,560
Improvements	24,582	0.0%	VARIOUS	5	24,435
Tenant Buildings	83,000	3.7%	MACRS, SL	VAR	12,797
Total	$153,170				$58,792

Accumulated depreciation for personal property shown in the preceding table was derived using the mid-quarter convention.

Portfolio Information

The table below sets forth information with respect to occupancy and rental rates of the Company's total portfolio for each of the last five years, including discontinued operations:

	2009	2008	2007	2006	2005
Weighted average occupancy rate	90.5%	93.5%	93.4%	93.4%	91.5%
Realized rent per square foot	$15.45	$15.50	$14.97	$14.36	$13.82

Approximately 59.5% of the Company's annualized rental income is derived from large tenants, which the Company defines as tenants with leases averaging greater than or equal to 5,000 square feet. These tenants generally sign longer leases, may require more generous tenant improvements, are typically represented by a broker and are more creditworthy. The remaining 40.5% of the Company's annualized rental income are derived from small tenants with average space requirements of less than 5,000 square feet and a shorter lease term duration. Tenant improvements are relatively less for these tenants; most of these tenants are not represented by brokers and therefore the Company does not pay lease commissions. The following tables set forth the lease expirations for all assets in continuing operations as of December 31, 2009, in addition to bifurcating the lease expirations for properties serving primarily small businesses and those properties serving primarily larger businesses *(in thousands)*:

Lease Expirations (Entire Portfolio) as of December 31, 2009

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annualized Rental Income Under Expiring Leases	Percent of Annualized Rental Income Represented by Expiring Leases
2010	4,115	$ 60,828	21.8%
2011	4,575	71,672	25.6%
2012	3,437	53,821	19.3%
2013	2,416	35,871	12.8%
2014	1,775	26,972	9.6%
2015	578	10,125	3.6%
2016	499	10,497	3.8%
2017	67	2,127	0.8%
2018	190	3,613	1.3%
2019	78	2,329	0.8%
Thereafter	65	1,585	0.6%
Total	17,795	$279,440	100.0%

Lease Expirations (Small Tenant Portfolio) as of December 31, 2009

The Company's small tenant portfolio consists of properties with average leases less than 5,000 square feet.

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annualized Rental Income Under Expiring Leases	Percent of Annualized Rental Income Represented by Expiring Leases
2010	2,227	$ 34,650	12.4%
2011	1,938	30,624	10.9%
2012	1,298	21,954	7.9%
2013	627	12,044	4.3%
2014	420	8,116	2.9%
2015	136	2,602	0.9%
2016	79	1,809	0.7%
2017	5	97	0.0%
2018	7	216	0.1%
2019	40	1,273	0.4%
Thereafter	3	62	0.0%
Total	6,780	$113,447	40.5%

Lease Expirations (Large Tenant Portfolio) as of December 31, 2009

The Company's large tenant portfolio consists of properties with leases averaging greater than or equal to 5,000 square feet.

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annualized Rental Income Under Expiring Leases	Percent of Annualized Rental Income Represented by Expiring Leases
2010	1,888	$ 26,178	9.4%
2011	2,637	41,048	14.7%
2012	2,139	31,867	11.4%
2013	1,789	23,827	8.5%
2014	1,355	18,856	6.7%
2015	442	7,523	2.7%
2016	420	8,688	3.1%
2017	62	2,030	0.8%
2018	183	3,397	1.2%
2019	38	1,056	0.4%
Thereafter	62	1,523	0.6%
Total	11,015	$165,993	59.5%

ITEM 3. *LEGAL PROCEEDINGS*

We are not presently subject to material litigation nor, to our knowledge, is any material litigation threatened against us, other than routine actions for negligence and other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance or third party indemnifications and all of which collectively we do not expect to have a material adverse effect on our financial condition, results of operations, or liquidity.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

The Company did not submit any matter to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2009.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Price of the Registrant's Common Equity:

The common stock of the Company trades on the New York Stock Exchange under the symbol PSB. Prior to September 9, 2008, the Company common stock traded on the American Stock Exchange. The following table sets forth the high and low sales prices of the common stock on the New York Stock Exchange and the American Stock Exchange for the applicable periods:

Three Months Ended	Range	
	High	Low
March 31, 2008	$55.20	$40.33
June 30, 2008	$59.90	$51.60
September 30, 2008	$60.25	$50.00
December 31, 2008	$57.18	$32.99
March 31, 2009	$46.37	$28.29
June 30, 2009	$49.24	$35.57
September 30, 2009	$56.44	$42.36
December 31, 2009	$53.56	$46.03

Holders:

As of February 22, 2010, there were 457 holders of record of the common stock.

Dividends:

Holders of common stock are entitled to receive distributions when, as and if declared by the Company's Board of Directors out of any funds legally available for that purpose. The Company is required to distribute at least 90% of its taxable income prior to the filing of the Company's tax return to maintain its REIT status for federal income tax purposes. It is management's intention to pay distributions of not less than these required amounts.

Distributions paid per share of common stock for the years ended December 31, 2009 and 2008 amounted to $1.76 per year. The Board of Directors has established a distribution policy intended to maximize the retention of operating cash flow and distribute the minimum amount required for the Company to maintain its tax status as a REIT. Pursuant to restrictions contained in the Company's Credit Facility, distributions may not exceed 95% of funds from operations, as defined therein, for any four consecutive quarters. For more information on the Credit Facility, see Note 5 to the consolidated financial statements.

Issuer Repurchases of Equity Securities:

The Company's Board of Directors has authorized the repurchase, from time to time, of up to 6.5 million shares of the Company's common stock on the open market or in privately negotiated transactions. The program does not expire. Purchases will be made subject to market conditions and other investment opportunities available to the Company.

During the three months ended December 31, 2009, there were no shares of the Company's common stock repurchased. As of December 31, 2009, the Company has 2,206,221 shares available for purchase under the program.

Securities Authorized for Issuance Under Equity Compensation Plans:

The equity compensation plan information is provided in Item 12.

ITEM 6. *SELECTED FINANCIAL DATA*

The following sets forth selected consolidated and combined financial and operating information on a historical basis of the Company. The following information should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere in this Form 10-K. Note that historical results from 2008 through 2005 were reclassified to confirm with 2009 presentation for discontinued operations. See Note 3 to the consolidated financial statements included elsewhere in this Form 10-K for a discussion of income from discontinued operations.

	For The Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Revenues:					
Rental income	$270,957	$281,115	$268,574	$240,013	$217,895
Facility management fees	698	728	724	625	579
Total operating revenues	271,655	281,843	269,298	240,638	218,474
Expenses:					
Cost of operations	85,912	87,182	83,245	73,652	64,779
Depreciation and amortization	84,504	99,317	97,998	85,735	75,721
General and administrative	6,202	8,099	7,917	7,046	5,843
Total operating expenses	176,618	194,598	189,160	166,433	146,343
Other income and expenses:					
Interest and other income	536	1,457	5,104	6,874	4,888
Interest expense	(3,552)	(3,952)	(4,130)	(2,575)	(1,330)
Total other income and expenses	(3,016)	(2,495)	974	4,299	3,558
Asset impairment due to casualty loss	—	—	—	—	72
Income from continuing operations	92,021	84,750	81,112	78,504	75,617
Discontinued operations:					
Income from discontinued operations	830	597	563	576	3,088
Gain on disposition of real estate	—	—	—	2,328	18,109
Gain on sale of land	1,488	—	—	—	—
Total discontinued operations	2,318	597	563	2,904	21,197
Net income	$ 94,339	$ 85,347	$ 81,675	$ 81,408	$ 96,814
Net income allocation:					
Net income allocable to noncontrolling interests:					
Noncontrolling interests — common units	$ 19,730	$ 8,296	$ 6,155	$ 5,673	$ 10,869
Noncontrolling interests — preferred units	(2,569)	7,007	6,854	11,155	10,651
Total net income allocable to noncontrolling interests	17,161	15,303	13,009	16,828	21,520
Net income allocable to PS Business Parks, Inc.:					
Common shareholders	59,413	23,179	17,537	16,513	32,242
Preferred shareholders	17,440	46,630	50,937	47,933	43,011
Restricted stock unit holders	325	235	192	134	41
Total net income allocable to PS Business Parks, Inc.	77,178	70,044	68,666	64,580	75,294
	$ 94,339	$ 85,347	$ 81,675	$ 81,408	$ 96,814

	For The Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Per Common Share:					
Cash Distribution	$ 1.76	$ 1.76	$ 1.61	$ 1.16	$ 1.16
Net income — basic	$ 2.70	$ 1.13	$ 0.82	$ 0.77	$ 1.48
Net income — diluted	$ 2.68	$ 1.12	$ 0.81	$ 0.77	$ 1.47
Weighted average common shares — basic	21,998	20,443	21,313	21,335	21,826
Weighted average common shares — diluted	22,128	20,618	21,573	21,584	21,970
Balance Sheet Data:					
Total assets	$1,564,822	$1,469,323	$1,516,583	$1,463,599	$1,463,794
Total debt	$ 52,887	$ 59,308	$ 60,725	$ 67,048	$ 25,893
Preferred stock called for redemption	$ —	$ —	$ —	$ 50,000	$ —
Equity:					
PS Business Parks, Inc.'s shareholders' equity:					
Preferred stock	$ 626,046	$ 706,250	$ 716,250	$ 572,500	$ 593,350
Common stock	$ 589,633	$ 414,564	$ 439,330	$ 482,703	$ 500,108
Noncontrolling interests:					
Preferred units	$ 73,418	$ 94,750	$ 94,750	$ 82,750	$ 135,750
Common units	$ 176,540	$ 148,023	$ 154,470	$ 165,469	$ 169,451
Other Data:					
Net cash provided by operating activities	$ 179,625	$ 189,337	$ 184,094	$ 166,134	$ 148,828
Net cash (used in) provided by investing activities	$ (26,956)	$ (35,192)	$ (180,188)	$ (169,986)	$ 24,389
Net cash provided by (used in) financing activities	$ 545	$ (134,171)	$ (35,882)	$ (129,694)	$ (13,058)
Funds from operations (1)	$ 163,074	$ 131,558	$ 122,405	$ 106,235	$ 102,608
Square footage owned at end of period	19,556	19,556	19,556	18,687	17,555

(1) Funds from operations ("FFO") is computed in accordance with the White Paper on FFO approved by the Board of Governors of NAREIT. The White Paper defines FFO as net income, computed in accordance with GAAP, before depreciation, amortization, gains or losses on asset dispositions, net income allocable to noncontrolling interests — common units, net income allocable to restricted stock unit holders and nonrecurring items. FFO should be analyzed in conjunction with net income. However, FFO should not be viewed as a substitute for net income as a measure of operating performance or liquidity as it does not reflect depreciation and amortization costs or the level of capital expenditure and leasing costs necessary to maintain the operating performance of the Company's properties, which are significant economic costs and could materially impact the Company's results of operations. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to that of other real estate companies. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Funds from Operations," for a reconciliation of FFO and net income allocable to common shareholders and for information on why the Company presents FFO.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of the results of operations and financial condition should be read in conjunction with the selected financial data and the Company's consolidated financial statements and notes thereto included elsewhere in the Form 10-K.

Forward-Looking Statements: Forward-looking statements are made throughout this Annual Report on Form 10-K. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "may," "believes," "anticipates," "plans," "expects," "seeks," "estimates," "intends," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Item 1A. Risk Factors." In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of the information contained in such forward-looking statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Moreover, we assume no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements except as required by law.

Overview

As of December 31, 2009, the Company owned and operated approximately 19.6 million rentable square feet of multi-tenant flex, industrial and office properties located in eight states.

The Company focuses on increasing profitability and cash flow aimed at maximizing shareholder value. The Company strives to maintain high occupancy levels while increasing rental rates when market conditions allow. The Company also acquires properties it believes will create long-term value, and from time to time disposes of properties which no longer fit within the Company's strategic objectives or in situations where the Company believes it can optimize cash proceeds. Operating results are driven by income from rental operations and are therefore substantially influenced by rental demand for space within our properties.

The Company successfully leased or re-leased 5.9 million square feet of space in 2009 and achieved an overall weighted average occupancy of 90.4% for 2009. During 2009, the Company experienced a decrease in effective rental rates compared to 2008. Total net operating income decreased by $8.9 million, or 4.6%, from the year ended December 31, 2008 to 2009. See further discussion of operating results below.

Critical Accounting Policies and Estimates:

Our accounting policies are described in Note 2 to the consolidated financial statements included in this Form 10-K. We believe our most critical accounting policies relate to revenue recognition, allowance for doubtful accounts, impairment of long-lived assets, depreciation, accruals of operating expenses and accruals for contingencies, each of which we discuss below.

Revenue Recognition: The Company must meet four basic criteria before revenue can be recognized: persuasive evidence of an arrangement exists; the delivery has occurred or services rendered; the fee is fixed or determinable; and collectability is reasonably assured. All leases are classified as operating leases. Rental income is recognized on a straight-line basis over the terms of the leases. Straight-line rent is recognized for all tenants with contractual fixed increases in rent that are not included on the Company's credit watch list. Deferred rent receivable represents rental revenue recognized on a straight-line basis in excess of billed rents. Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as rental income in the period the applicable costs are incurred.

Property Acquisitions: The Company allocates the purchase price of acquired properties to land, buildings and equipment and identified tangible and intangible assets and liabilities associated with in-place leases (including tenant improvements, unamortized lease commissions, value of above-market and below-market leases, acquired in-place lease values, and tenant relationships, if any) based on their respective estimated fair values. In addition, beginning January 1, 2009, acquisition-related costs are recognized separately and expensed as incurred.

In determining the fair value of the tangible assets of the acquired properties, management considers the value of the properties as if vacant as of the acquisition date. Management must make significant assumptions in determining the value of assets acquired and liabilities assumed. Using different assumptions in the allocation of the purchase cost of the acquired properties would affect the timing of recognition of the related revenue and expenses. Amounts allocated to land are derived from comparable sales of land within the same region. Amounts allocated to buildings and improvements, tenant improvements and unamortized lease commissions are based on current market replacement costs and other market rate information.

The value allocable to the above-market or below-market in-place lease values of acquired properties is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual rents to be paid pursuant to the in-place leases, and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The amounts allocated to above-market or below-market leases are included in other assets or other liabilities in the accompanying consolidated balance sheets and are amortized on a straight-line basis as an increase or reduction of rental income over the remaining non-cancelable term of the respective leases.

Allowance for Doubtful Accounts: Rental revenue from our tenants is our principal source of revenue. We monitor the collectibility of our receivable balances including the deferred rent receivable on an ongoing basis. Based on these reviews, we maintain an allowance for doubtful accounts for estimated losses resulting from the possible inability of our tenants to make required rent payments to us. Tenant receivables and deferred rent receivables are carried net of the allowances for uncollectible tenant receivables and deferred rent. As discussed below, determination of the adequacy of these allowances requires significant judgments and estimates. Our estimate of the required allowance is subject to revision as the factors discussed below change and is sensitive to the effect of economic and market conditions on our tenants.

Tenant receivables consist primarily of amounts due for contractual lease payments, reimbursements of common area maintenance expenses, property taxes and other expenses recoverable from tenants. Determination of the adequacy of the allowance for uncollectible current tenant receivables is performed using a methodology that incorporates specific identification, aging analysis, an overall evaluation of the historical loss trends and the current economic and business environment. The specific identification methodology relies on factors such as the age and nature of the receivables, the payment history and financial condition of the tenant, the assessment of the tenant's ability to meet its lease obligations, and the status of negotiations of any disputes with the tenant. The allowance also includes a reserve based on historical loss trends not associated with any specific tenant. This reserve as well as the specific identification reserve is reevaluated quarterly based on economic conditions and the current business environment.

Deferred rent receivable represents the amount that the cumulative straight-line rental income recorded to date exceeds cash rents billed to date under the lease agreement. Given the long-term nature of these types of receivables, determination of the adequacy of the allowance for unbilled deferred rent receivable is based primarily on historical loss experience. Management evaluates the allowance for unbilled deferred rent receivable using a specific identification methodology for significant tenants designed to assess their financial condition and ability to meet their lease obligations.

Impairment of Long-Lived Assets: The Company evaluates a property for potential impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. On a quarterly basis we evaluate our entire portfolio for impairment based on current operating information. In the event that these periodic assessments reflect that the carrying amount of a property exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property, the Company would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of the property. The estimation of expected future net cash flows is inherently uncertain and relies on subjective assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property. Management must make assumptions related to the property such as future rental rates, tenant allowances, operating expenditures, property taxes, capital improvements, occupancy levels and the estimated proceeds generated from the future sale of the property. These assumptions could differ materially from actual results in future periods. Our intent to hold properties over the long-term directly decreases the likelihood of recording an impairment loss. If our strategy changes or if market conditions otherwise dictate an earlier sale date, an impairment loss could be recognized, and such loss could be material.

Depreciation: We compute depreciation on our buildings and equipment using the straight-line method based on estimated useful lives of generally 30 and five years, respectively. A significant portion of the acquisition cost of each property is allocated to building and building components. The allocation of the acquisition cost to building and building components, as well as the determination of their useful lives, are based on estimates. If we do not appropriately allocate to these components or we incorrectly estimate the useful lives of these components, our computation of depreciation expense may not appropriately reflect the actual impact of these costs over future periods, which will affect net income. In addition, the net book value of real estate assets could be overstated or understated. The statement of cash flows, however, would not be affected.

Accruals of Operating Expenses: The Company accrues for property tax expenses, performance bonuses and other operating expenses each quarter based on historical trends and anticipated disbursements. If these estimates are incorrect, the timing and amount of expense recognized will be affected.

Accruals for Contingencies: The Company is exposed to business and legal liability risks with respect to events that may have occurred, but in accordance with GAAP has not accrued for such potential liabilities because the loss is either not probable or not estimable. Future events and the result of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations.

Effect of Economic Conditions on the Company's Operations: During 2009, the severe recession and weak economic conditions continued to impact commercial real estate as the Company experienced a decrease in new rental rates over expiring rental rates on executed leases as well as declining occupancy. Although it is uncertain what impact the current recession will have on the Company's ability to maintain current occupancy levels and rental rates, management expects that the decrease in rental rates on new and renewal transactions combined with further reductions in occupancy will result in a decrease in rental income for 2010 when compared to 2009. A continued deepening economic recession may have a significant impact on the Company, potentially resulting in further reductions in occupancy and rental rates.

While the Company historically has experienced a low level of write-offs due to bankruptcy, there is inherent uncertainty in a tenant's ability to continue paying rent when in bankruptcy. As of February 26, 2010, the Company had approximately 17,000 square feet of leased space that is occupied by tenants that are protected by Chapter 11 of the U.S. Bankruptcy Code. In addition, the Company had tenants occupying approximately 818,000 square feet who vacated their space during the year ended December 31, 2009 prior to their scheduled lease expiration as a result of business failures. As of December 31, 2009, 466,000 square feet has been re-leased. During the years ended December 31, 2009 and 2008, write-offs of unpaid rents were $988,000 and $602,000, respectively. During 2009, we also recorded $2.7 million of accelerated depreciation expense related to unamortized tenant improvements and lease commissions for leases terminated prior to their scheduled expiration. A number of other tenants have contacted us, requesting early termination of their lease, reduction in space under lease, or rent deferment or abatement. At this time, the Company cannot anticipate what impact, if any, the ultimate outcome of these discussions will have on our future operating results.

Company Performance and Effect of Economic Conditions on Primary Markets: The Company has concentrated its operations in 10 regions. The Company's assessment of these regions as of December 31, 2009 is summarized below. During the year ended December 31, 2009, rental rates on new and renewed leases within the Company's overall portfolio decreased 15.0% over expiring rents. The Company's overall vacancy rate at December 31, 2009 was 8.0%. Each of the 10 regions in which the Company owns assets is subject to its own unique market influences. The Company has outlined the various market influences for each specific region below. In addition, the Company has compiled market occupancy information using third party reports for each of the respective markets. These sources are deemed to be reliable by the Company, but there can be no assurance that these reports are accurate.

The Company owns approximately 4.0 million square feet in Southern California located in Los Angeles, Orange and San Diego Counties. Market vacancies have increased due to the continued weakness in the economy and the resulting job losses combined with the lack of credit availability and its effect on businesses. These factors have also created significantly more competition for tenants, which in turn has placed pressure on occupancy and rental rates. Vacancy rates in Southern California range from 4.8% to 19.5%. The Company's vacancy rate in this region at December 31, 2009 was 6.4%. For the year ended December 31, 2009, the overall market experienced negative net absorption of 0.8% for the reasons noted above as well as the completion of newly constructed space in 2008. The Company's weighted average occupancy for the region decreased from 93.8% in 2008 to 91.3% in 2009. Realized rent per square foot decreased 2.6% from $17.47 per square foot in 2008 to $17.01 per square foot in 2009.

The Company owns approximately 1.8 million square feet in Northern California with concentrations in Sacramento, the East Bay (Hayward and San Ramon) and Silicon Valley (San Jose and Santa Clara). Vacancy rates in these submarkets are 23.5%, 20.5% and 18.6%, respectively. The Company's vacancy rate in its Northern California portfolio at December 31, 2009 was 10.9%. Demand in these submarkets slowed measurably in the second half of 2008 and continued throughout 2009. Renewals and company consolidations continued to be the trend in this market, which negatively impacted both rental and occupancy rates. For the year ended December 31, 2009, the combined submarkets experienced negative net absorption of 2.7%. The Company's weighted average occupancy in this region decreased from 92.0% in 2008 to 85.5% in 2009 due in part to two tenant defaults comprising 134,000 square feet. Realized rent per square foot decreased 7.0% from $14.31 per square foot in 2008 to $13.31 per square foot in 2009.

The Company owns approximately 1.2 million square feet in Southern Texas, specifically in the Austin and Houston markets. Market vacancy rates are 14.5% in the Austin market and 15.9% in the Houston market. The Company's vacancy rate for these combined markets at December 31, 2009 was 10.4%. During the second half of 2008 and continuing through 2009, demand eased in these markets due to the slowdown in the oil and gas industry and the weakness of the nation's economy. For the year ended December 31, 2009, the combined markets experienced negative net absorption of 1.6%. The Company's weighted average occupancy in this region decreased from 94.6% in 2008 to 87.3% in 2009 due in part to a tenant default and two significant lease expirations during 2008, which comprised a total of 89,000 square feet. Despite the decrease in weighted average occupancy, realized rent per square foot increased 6.7% from $11.48 per square foot in 2008 to $12.25 per square foot in 2009 as rental rates increased modestly on in-place leases.

The Company owns approximately 1.7 million square feet in Northern Texas, primarily located in the Dallas Metroplex market. The market vacancy rate in Las Colinas, where significant concentrations of the Company's properties are located, is 10.7%. The Company's vacancy rate at December 31, 2009 in this market was 7.9%. In 2008 and 2009, this market began to show signs of softening in fundamentals as a result of the impact of the national recession. Although the market's vacancy rate and net absorption were flat for the year ended December 31, 2009, the Company's weighted average occupancy for the region decreased from 93.3% in 2008 to 91.1% in 2009. Although the Company experienced a decrease in weighted average occupancy, realized rent per square foot increased 0.1% from $10.76 per square foot in 2008 to $10.77 per square foot in 2009 as rental rates increased modestly on in-place leases partially offset by rental rate reductions on new and renewed leases.

The Company owns approximately 3.6 million square feet in South Florida, which consists of MICC business park located in the Airport West submarket of Miami-Dade County and two multi-tenant flex parks located in Palm Beach County. MICC is located less than one mile from the cargo entrance of the Miami International Airport, which is one of the most active ports in the United States. The effect of the economic recession on the import/export business has had a measurable negative impact on demand in Miami. Market vacancy rates for Miami-Dade County and Palm Beach County are 9.4% and 12.0%, respectively, compared with the Company's South Florida vacancy rate of 4.3% at December 31, 2009. For the year ended December 31, 2009, the combined markets experienced negative net absorption of 2.4%. The Company's weighted average occupancy in this region outperformed the market, decreasing from 96.4% in 2008 to 94.5% in 2009. Realized rent per square foot decreased 1.6% from $9.39 per square foot in 2008 to $9.24 per square foot in 2009.

The Company owns approximately 3.0 million square feet in the Northern Virginia submarket of Washington D.C., where the average market vacancy rate is 14.3%. The Company's vacancy rate at December 31, 2009 was 5.3%. Vacancy rates in this market increased as tenants downsize their existing space due to the economic recession. The increase in sublease space and decrease in demand has lengthened the time of lease negotiations. For the year ended December 31, 2009, the market experienced negative net absorption of 0.1%. The Company's weighted average occupancy decreased from 96.6% in 2008 to 93.6% in 2009. The decrease was primarily related to a 64,000 square foot tenant vacating its space during the third quarter of 2008 due to natural expiration. Despite the decrease in weighted average occupancy, the Company's realized rent per square foot increased 2.6% from $20.30 per square foot in 2008 to $20.82 per square foot in 2009.

The Company owns approximately 1.8 million square feet in the Maryland submarket of Washington D.C. The Company's vacancy rate in the region at December 31, 2009 was 6.3% compared to 15.0% for the market as a whole. For the year ended December 31, 2009, the market experienced negative net absorption of 1.0%, which is attributed to a decrease in demand for large blocks of space due to the economy. Despite weak fundamentals in this market, the Company's weighted average occupancy increased from 91.8% in 2008 to 92.1% in 2009. Realized rent per square foot increased 2.7% from $23.37 per square foot in 2008 to $23.99 per square foot in 2009.

The Company owns approximately 1.3 million square feet in the Beaverton submarket of Portland, Oregon. The market vacancy rate in this region is 24.4%. The Company's vacancy rate in the market was 18.5% at December 31, 2009. The economic recession has resulted in higher vacancy rates and increased rent concessions in the market. For the year ended December 31, 2009, the market experienced negative net absorption of 1.5%. The Company's weighted average occupancy decreased from 84.0% in 2008 to 79.9% in 2009. The decrease was primarily related to a 120,000 square foot tenant vacating its space during the second quarter of 2008 and a 28,000 square foot tenant defaulting during the second quarter of 2009. Realized rent per square foot decreased 2.0% from $16.73 per square foot in 2008 to $16.40 per square foot in 2009.

The Company owns approximately 679,000 square feet in the Phoenix and Tempe submarkets of Arizona. Market vacancies increased significantly due in part to the number of housing-related tenants who have vacated space combined with companies contracting and reorganizing business operations in the hard hit market. These factors have created significantly more competition for tenants, resulting in higher lease concessions while limiting the Company's ability to generate rental rate growth. The market vacancy rate is 16.1% compared to the Company's vacancy rate of 17.4% at December 31, 2009. For the year ended December 31, 2009, the market experienced negative net absorption of 1.8%. Realized rent per square foot decreased 7.3% from $11.88 per square foot in 2008 to $11.01 per square foot in 2009. The Company's weighted average occupancy in the region decreased from 86.9% in 2008 to 85.5% in 2009.

The Company owns approximately 521,000 square feet in the state of Washington which mostly consists of Overlake Business Center, a 493,000 square foot multi-tenant office and flex business park located in Redmond. The weakened aerospace manufacturing industry and global economic slowdown has resulted in a softened demand in this market. The market vacancy rate is 13.6%. For the year ended December 31, 2009, this market experienced negative net absorption of 3.2%. The Company's vacancy rate in this region at December 31, 2009 was 14.7%. The Company's weighted average occupancy decreased from 94.2% in 2008 to 88.2% in 2009. Despite the decrease in weighted average occupancy, realized rent per square foot increased 0.7% from $19.30 per square foot in 2008 to $19.43 per square foot in 2009 as rental rates increased modestly as a result of in-place leases.

Growth of the Company's Operations and Acquisitions and Dispositions of Properties: The Company is focused on maximizing cash flow from its existing portfolio of properties by looking for opportunities to expand its presence in existing and new markets through strategic acquisitions. The Company will dispose of non-strategic assets that do not meet this criterion. The Company has historically maintained a low-leverage-level approach intended to provide the Company with the flexibility for future growth.

During May, 2009, the Company sold 3.4 acres of land held for development in Portland, Oregon, for a gross sales price of $2.7 million, resulting in a net gain of $1.5 million. The Company made no dispositions during the years ended December 31, 2008 and 2007.

Subsequent to the year ended December, 31, 2009, the Company completed the sale of a 131,000 square foot office building located in Houston, Texas. The sales price was $10.0 million, resulting in a net gain of $5.2 million.

As of December 31, 2009, the Company had commenced development on a parcel within its Miami International Commerce Center in Miami, Florida, which upon completion is expected to comprise 75,000 square feet of leasable small-bay industrial space. The construction is scheduled to be completed in the third quarter of 2010.

In 2007, the Company acquired 870,000 square feet for an aggregate cost of $140.6 million. The Company acquired Overlake Business Center, a 493,000 square foot multi-tenant office and flex business park located in Redmond, Washington, for $76.0 million; Commerce Campus, a 252,000 square foot multi-tenant office and flex business park located in Santa Clara, California, for $39.2 million; and Fair Oaks Corporate Center, a 125,000 square foot multi-tenant office park located in Fairfax, Virginia, for $25.4 million. The Company made no acquisitions during the years ended December 31, 2009 and 2008.

Scheduled Lease Expirations: In addition to the 1.6 million square feet, or 8.1%, of space available in our total portfolio (excluding those classified as properties held for disposition) as of December 31, 2009, leases representing approximately 23.1% of the leased square footage of our total portfolio are scheduled to expire in 2010. Our ability to re-lease available space depends upon the market conditions in the specific submarkets in which our properties are located.

Impact of Inflation: Although inflation has not been significant in recent years, it remains a factor in our economy, and the Company continues to seek ways to mitigate its potential impact. A substantial portion of the Company's leases require tenants to pay operating expenses, including real estate taxes, utilities, and insurance, as well as increases in common area expenses, partially reducing the Company's exposure to inflation.

Concentration of Portfolio by Region: Rental income, cost of operations and rental income less cost of operations, excluding depreciation and amortization, or net operating income (defined as "NOI" for purposes of the following table) are summarized below for the year ended December 31, 2009 by major geographic region. The Company uses NOI and its components as a measurement of the performance of its commercial real estate. Management believes that these financial measures provide them, as well as the investor, the most consistent measurement on a comparative basis of the performance of the commercial real estate and its contribution to the value of the Company. Depreciation and amortization have been excluded from NOI as they are generally not used in determining the value of commercial real estate by management or the investment community. Depreciation and amortization are generally not used in determining value as they consider the historical costs of an asset compared to its current value; therefore, to understand the effect of the assets' historical cost on the Company's results, investors should look at GAAP financial measures, such as total operating costs including depreciation and amortization. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance calculated in accordance with GAAP. The table below reflects rental income, operating expenses and NOI from continuing operations for the year ended December 31, 2009 based on geographical concentration. The total of all regions is equal to the amount of rental income and cost of operations recorded by the Company in accordance with GAAP. As part of the table below, we have reconciled total NOI to income from continuing operations, which we consider the most directly comparable financial measure calculated in accordance with GAAP. The percent of total by region reflects the actual contribution to rental income, cost of operations and NOI during the period *(in thousands)*:

Region	Weighted Square Footage	Percent of Total	Rental Income	Percent of Total	Cost of Operations	Percent of Total	NOI	Percent of Total
Southern California	3,988	20.5%	$ 61,887	22.8%	$17,616	20.5%	$ 44,271	23.9%
Northern California	1,818	9.4%	20,695	7.6%	6,788	7.9%	13,907	7.5%
Southern Texas	1,030	5.3%	9,899	3.7%	4,124	4.8%	5,775	3.3%
Northern Texas	1,689	8.7%	16,576	6.1%	5,777	6.7%	10,799	5.8%
South Florida	3,596	18.5%	31,416	11.6%	10,067	11.7%	21,349	11.5%
Virginia	3,020	15.5%	58,840	21.7%	17,525	20.4%	41,315	22.3%
Maryland	1,770	9.1%	39,112	14.4%	12,113	14.1%	26,999	14.6%
Oregon	1,314	6.8%	17,210	6.4%	6,755	7.9%	10,455	5.6%
Arizona	679	3.5%	6,393	2.4%	2,735	3.2%	3,658	2.0%
Washington	521	2.7%	8,929	3.3%	2,412	2.8%	6,517	3.5%
Total NOI	19,425	100.0%	$270,957	100.0%	$85,912	100.0%	$185,045	100.0%

Reconciliation of NOI to income from continuing operations	
Total NOI	$185,045
Other income and expenses:	
Facility management fees	698
Interest and other income	536
Interest expense	(3,552)
Depreciation and amortization	(84,504)
General and administrative	(6,202)
Income from continuing operations	$ 92,021

Concentration of Credit Risk by Industry: The information below depicts the industry concentration of our tenant base as of December 31, 2009. The Company analyzes this concentration to minimize significant industry exposure risk. (1)

Industry	Percent of Annualized Rental Income
Business services	14.7%
Health services	11.4%
Computer hardware, software and related services	9.3%
Warehouse, distribution, transportation and logistics	8.7%
Government	8.5%
Engineering and construction	7.2%
Insurance and financial services	7.1%
Retail, food and automotive	6.9%
Communications	5.2%
Home furnishing	3.9%
Electronics	3.5%
Educational services	2.7%
Aerospace/defense products and services	2.5%
Other	8.4%
Total	100.0%

(1) Excludes assets classified as properties held for disposition.

The information below depicts the Company's top 10 customers by annualized rental income as of December 31, 2009 (1) (*in thousands*):

Tenants	Square Footage	Annualized Rental Income (2)	Percent of Annualized Rental Income
U.S. Government	507	$12,663	4.6%
Kaiser Permanente	186	4,615	1.7%
Wells Fargo Bank	101	1,767	0.6%
AARP	102	1,739	0.6%
American Intercontinental University	75	1,450	0.6%
Welch Allyn Protocol, Inc.	91	1,420	0.5%
Verizon	72	1,382	0.5%
Montgomery County Public School	47	1,366	0.5%
Intel Corporation	94	1,307	0.5%
Symantec Corporation	73	1,243	0.5%
Total	1,348	$28,952	10.6%

(1) Excludes assets classified as properties held for disposition.

(2) For leases expiring prior to December 31, 2010, annualized rental income represents income to be received under existing leases from December 31, 2009 through the date of expiration.

Comparison of 2009 to 2008

Results of Operations: Net income for the year ended December 31, 2009 was $94.3 million compared to $85.3 million for the year ended December 31, 2008. Net income allocable to common shareholders for the year ended December 31, 2009 was $59.4 million compared to $23.2 million for the year ended December 31, 2008. Net income per common share on a diluted basis was $2.68 for the year ended December 31, 2009 compared to $1.12 for the year ended December 31, 2008 (based on weighted average diluted common shares outstanding of 22,128,000 and 20,618,000, respectively). The increase in net income allocable to common shareholders was primarily as a result of an increase in the net gain of $31.4 million on the repurchase of preferred equity, a reduction in depreciation expense of $14.8 million, a decrease in preferred equity distributions of $7.4 million and a $1.5 million gain on the sale of a parcel of land in Oregon. The increase was partially offset by an increase in net income allocable to noncontrolling interests — common units and a decrease in net operating income due to decreases in both occupancy and rental rates.

In order to evaluate the performance of the Company's overall portfolio over two given years, management analyzes the operating performance of a consistent group of properties owned and operated throughout both years (herein referred to as "Same Park"). For 2009 and 2008, the Same Park facilities constitute 19.4 million rentable square feet, which includes all assets in continuing operations that the Company owned from January 1, 2008 through December 31, 2009, representing approximately 99.3% of the total square footage of the Company's portfolio as of December 31, 2009. The balance of the square footage, or 131,000 square feet, represents an asset sold by the Company in January, 2010 that has been accounted for as discontinued operations. The table below excludes income from discontinued operations.

The following table presents the operating results of the properties for the years ended December 31, 2009 and 2008 in addition to other income and expense items affecting income from continuing operations. The Company reports Same Park operations to provide information regarding trends for properties the Company has held for the periods being compared *(in thousands, except per square foot data)*:

	For The Years Ended December 31,		
	2009	**2008**	**Change**
Rental income:			
Same Park (1)	$270,957	$281,115	(3.6%)
Cost of operations:			
Same Park	85,912	87,182	(1.5%)
Net operating income (2):			
Same Park	185,045	193,933	(4.6%)
Other income and expenses:			
Facility management fees	698	728	(4.1%)
Interest and other income	536	1,457	(63.2%)
Interest expense	(3,552)	(3,952)	(10.1%)
Depreciation and amortization	(84,504)	(99,317)	(14.9%)
General and administrative	(6,202)	(8,099)	(23.4%)
Income from continuing operations	$ 92,021	$ 84,750	8.6%
Same Park gross margin (3)	68.3%	69.0%	(1.0)%
Same Park weighted average for the period:			
Occupancy	90.4%	93.4%	(3.2%)
Realized rent per square foot (4)	$ 15.43	$ 15.49	(0.4%)

(1) See above for a definition of Same Park.

(2) Net operating income ("NOI") is an important measurement in the commercial real estate industry for determining the value of the real estate generating the NOI. See "Concentration of Portfolio by Region" above for more information on NOI. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance with GAAP.

(3) Same Park gross margin is computed by dividing Same Park NOI by Same Park rental income.

(4) Same Park realized rent per square foot represents the Same Park rental income earned per occupied square foot.

Supplemental Property Data and Trends: Rental income, cost of operations and rental income less cost of operations, excluding depreciation and amortization, or net operating income prior to depreciation and amortization (defined as "NOI" for purposes of the following table) from continuing operations summarized for the years ended December 31, 2009 and 2008 by major geographic region below. See "Concentration of Portfolio by Region" above for more information on NOI, including why the Company presents NOI and how the Company uses NOI. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance calculated in accordance with GAAP.

The following table summarizes the Same Park operating results by major geographic region for the years ended December 31, 2009 and 2008. As part of the table below, we have reconciled total NOI to income from continuing operations *(in thousands)*:

Region	Rental Income December 31, 2009	Rental Income December 31, 2008	Increase (Decrease)	Cost of Operations December 31, 2009	Cost of Operations December 31, 2008	Increase (Decrease)	NOI December 31, 2009	NOI December 31, 2008	Increase (Decrease)
Southern California	$ 61,887	$ 65,317	(5.3%)	$17,616	$17,866	(1.4%)	$ 44,271	$ 47,451	(6.7%)
Northern California	20,695	23,939	(13.6%)	6,788	6,862	(1.1%)	13,907	17,077	(18.6%)
Southern Texas	9,899	10,228	(3.2%)	4,124	4,235	(2.6%)	5,775	5,993	(3.6%)
Northern Texas	16,576	16,964	(2.3%)	5,777	6,011	(3.9%)	10,799	10,953	(1.4%)
South Florida	31,416	32,555	(3.5%)	10,067	10,316	(2.4%)	21,349	22,239	(4.0%)
Virginia	58,840	59,192	(0.6%)	17,525	17,250	1.6%	41,315	41,942	(1.5%)
Maryland	39,112	37,977	3.0%	12,113	11,992	1.0%	26,999	25,985	3.9%
Oregon	17,210	18,466	(6.8%)	6,755	7,019	(3.8%)	10,455	11,447	(8.7%)
Arizona	6,393	7,006	(8.7%)	2,735	3,013	(9.2%)	3,658	3,993	(8.4%)
Washington	8,929	9,471	(5.7%)	2,412	2,618	(7.9%)	6,517	6,853	(4.9%)
Total NOI	$270,957	$281,115	(3.6%)	$85,912	$87,182	(1.5%)	$185,045	$193,933	(4.6%)

Reconciliation of NOI to income from continuing operations			
Total NOI	$185,045	$193,933	(4.6%)
Other income and expenses:			
Facility management fees	698	728	(4.1%)
Interest and other income	536	1,457	(63.2%)
Interest expense	(3,552)	(3,952)	(10.1%)
Depreciation and amortization	(84,504)	(99,317)	(14.9%)
General and administrative	(6,202)	(8,099)	(23.4%)
Income from continuing operations	$ 92,021	$ 84,750	8.6%

Rental Income: Rental income decreased $10.2 million for the year ended December 31, 2009 driven by a decrease in weighted average occupancy from 93.4% to 90.4% over the prior year and a decrease in rental rates.

Facility Management Operations: The Company's facility management operations account for a small portion of the Company's net income. During the year ended December 31, 2009, $698,000 of revenue was recognized from facility management fees compared to $728,000 for the year ended December 31, 2008.

Cost of Operations: Cost of operations for the year ended December 31, 2009 was $85.9 million compared to $87.2 million for the year ended December 31, 2008, a decrease of $1.3 million, or 1.5%. The decrease in cost of operations was primarily due to a decrease in payroll costs of $902,000 and a decrease in repairs and maintenance costs of $871,000 partially offset by increases in utility costs and property taxes of $525,000 and $431,000, respectively. Utility costs increased due in part to the expiration of various contractual rate agreements and the increase in property taxes was a result of an increase in tax rates.

Depreciation and Amortization Expense: Depreciation and amortization expense was $84.5 million for the year ended December 31, 2009 compared to $99.3 million for the year ended December 31, 2008. The decrease was primarily due to a number of capital improvements that became fully depreciated combined with a decrease in capital expenditures and no acquisition activity for 2009 and 2008.

General and Administrative Expense: General and administrative expense was $6.2 million for the year ended December 31, 2009 compared to $8.1 million for the year ended December 31, 2008. The decrease of $1.9 million, or 23.4%, was primarily due to lower stock compensation expense resulting from the completion of a four year long-term incentive plan for senior management in March, 2009 and a decrease in cash compensation expense due in part to personnel reductions.

Interest and Other Income: Interest and other income reflect earnings on cash balances in addition to miscellaneous income items. Interest income was $431,000 for the year ended December 31, 2009 compared to $1.4 million for the year ended December 31, 2008. The decrease was attributable to lower effective interest rates. The effective interest rate for the year ended December 31, 2009 was 0.4% compared to 2.7% for the year ended December 31, 2008.

Interest Expense: Interest expense was $3.6 million for the year ended December 31, 2009 compared to $4.0 million for the year ended December 31, 2008. The decrease was primarily attributable to the repayment of a mortgage note of $5.1 million during the first quarter of 2009.

Gain on Sale of Land: Included in income from discontinued operations is the gain on the sale of 3.4 acres of land held for development in Portland, Oregon, for a gross sales price of $2.7 million, resulting in a net gain of $1.5 million during May, 2009.

Net Income Allocable to Noncontrolling Interests: Net income allocable to noncontrolling interests reflects the net income allocable to equity interests in the Operating Partnership that are not owned by the Company. Net income allocable to noncontrolling interests was $17.2 million ($2.6 million of loss allocated to preferred unit holders and $19.7 million of income allocated to common unit holders) for the year ended December 31, 2009 compared to $15.3 million of allocated income ($7.0 million allocated to preferred unit holders and $8.3 million allocated to common unit holders) for the year ended December 31, 2008. The increase in net income allocable to noncontrolling interests for the year ended December 31, 2009 over the prior year was primarily due to the net gain on the repurchase of preferred equity combined with a decrease in depreciation expense partially offset by a decrease in net operating income.

Comparison of 2008 to 2007

Results of Operations: Net income for the year ended December 31, 2008 was $85.3 million compared to $81.7 million for the year ended December 31, 2007. Net income allocable to common shareholders for the year ended December 31, 2008 was $23.2 million compared to $17.5 million for the year ended December 31, 2007. Net income per common share on a diluted basis was $1.12 for the year ended December 31, 2008 compared to $0.81 for the year ended December 31, 2007 (based on weighted average diluted common shares outstanding of 20,618,000 and 21,573,000, respectively). The increase in net income allocable to common shareholders was due to an increase in net operating income of $8.6 million combined with the net gain of $4.2 million on the repurchase of preferred stock offset by a decrease in interest and other income of $3.6 million and an increase in the allocation of net income to noncontrolling interests of $2.3 million.

In order to evaluate the performance of the Company's overall portfolio over two given years, management analyzes the operating performance of a consistent group of properties owned and operated throughout both years (herein referred to as "Same Park"). Operating properties that the Company acquired subsequent to January 1, 2007 are referred to as "Non-Same Park." For 2008 and 2007, the Same Park facilities constitute 18.6 million rentable square feet, which includes all assets in continuing operations that the Company owned from January 1, 2007 through December 31, 2008, representing approximately 94.9% of the total square footage of the Company's portfolio as of December 31, 2008.

The following table presents the operating results of the properties for the years ended December 31, 2008 and 2007 in addition to other income and expense items affecting income from continuing operations. The Company reports Same Park operations to provide information regarding trends for properties the Company has held for the periods being compared *(in thousands, except per square foot data)*:

	For The Years Ended December 31,		
	2008	**2007**	**Change**
Rental income:			
Same Park (18.6 million rentable square feet) (1)	$265,860	$258,431	2.9%
Non-Same Park (870,000 rentable square feet) (2)	15,255	10,143	50.4%
Total rental income	281,115	268,574	4.7%
Cost of operations:			
Same Park	82,461	79,664	3.5%
Non-Same Park	4,721	3,581	31.8%
Total cost of operations	87,182	83,245	4.7%
Net operating income 3):			
Same Park	183,399	178,767	2.6%
Non-Same Park	10,534	6,562	60.5%
Total net operating income	193,933	185,329	4.6%
Other income and expenses:			
Facility management fees	728	724	0.6%
Interest and other income	1,457	5,104	(71.5%)
Interest expense	(3,952)	(4,130)	(4.3%)
Depreciation and amortization	(99,317)	(97,998)	1.3%
General and administrative	(8,099)	(7,917)	2.3%
Income from continuing operations	$ 84,750	$ 81,112	4.5%
Same Park gross margin (4)	69.0%	69.2%	(0.3%)
Same Park weighted average for the period:			
Occupancy	93.6%	93.7%	(0.1%)
Realized rent per square foot (5)	$ 15.31	$ 14.87	3.0%

(1) See above for a definition of Same Park.

(2) See above for a definition of Non-Same Park.

(3) Net operating income ("NOI") is an important measurement in the commercial real estate industry for determining the value of the real estate generating the NOI. See "Concentration of Portfolio by Region" above for more information on NOI. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance with GAAP.

(4) Same Park gross margin is computed by dividing Same Park NOI by Same Park rental income.

(5) Same Park realized rent per square foot represents the Same Park rental income earned per occupied square foot.

Supplemental Property Data and Trends: Rental income, cost of operations and rental income less cost of operations, excluding depreciation and amortization, or net operating income prior to depreciation and amortization (defined as "NOI" for purposes of the following table) from continuing operations summarized for the years ended December 31, 2008 and 2007 by major geographic region below. See "Concentration of Portfolio by Region" above for more information on NOI, including why the Company presents NOI and how the Company uses NOI. The

Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance calculated in accordance with GAAP.

The following table summarizes the Same Park operating results by major geographic region for the years ended December 31, 2008 and 2007. In addition, the table reflects the comparative impact on the overall rental income, cost of operations and NOI from properties that have been acquired since January 1, 2007, and the impact of such is included in Non-Same Park facilities in the table below. As part of the table below, we have reconciled total NOI to income from continuing operations *(in thousands)*:

Region	Rental Income December 31, 2008	Rental Income December 31, 2007	Increase (Decrease)	Cost of Operations December 31, 2008	Cost of Operations December 31, 2007	Increase (Decrease)	NOI December 31, 2008	NOI December 31, 2007	Increase (Decrease)
Southern California	$ 65,317	$ 64,474	1.3%	$17,866	$17,483	2.2%	$ 47,451	$ 46,991	1.0%
Northern California	20,890	20,221	3.3%	5,728	5,673	1.0%	15,162	14,548	4.2%
Southern Texas	10,228	9,647	6.0%	4,235	4,038	4.9%	5,993	5,609	6.8%
Northern Texas	16,964	15,162	11.9%	6,011	5,764	4.3%	10,953	9,398	16.5%
South Florida	32,555	31,514	3.3%	10,316	10,060	2.5%	22,239	21,454	3.7%
Virginia	56,108	52,957	6.0%	16,169	15,226	6.2%	39,939	37,731	5.9%
Maryland	37,977	38,873	(2.3%)	11,992	11,746	2.1%	25,985	27,127	(4.2%)
Oregon	18,466	18,278	1.0%	7,019	6,659	5.4%	11,447	11,619	(1.5%)
Arizona	7,006	6,976	0.4%	3,013	2,904	3.8%	3,993	4,072	(1.9%)
Washington	349	329	6.1%	112	111	0.9%	237	218	8.7%
Total Same Park	265,860	258,431	2.9%	82,461	79,664	3.5%	183,399	178,767	2.6%
Non-Same Park	15,255	10,143	50.4%	4,721	3,581	31.8%	10,534	6,562	60.5%
Total NOI	$281,115	$268,574	4.7%	$87,182	$83,245	4.7%	$193,933	$185,329	4.6%

Reconciliation of NOI to income from continuing operations	2008	2007	Increase (Decrease)
Total NOI	$193,933	$185,329	4.6%
Other income and expenses:			
Facility management fees	728	724	0.6%
Interest and other income	1,457	5,104	(71.5%)
Interest expense	(3,952)	(4,130)	(4.3%)
Depreciation and amortization	(99,317)	(97,998)	1.3%
General and administrative	(8,099)	(7,917)	2.3%
Income from continuing operations	$ 84,750	$ 81,112	4.5%

Rental Income: Rental income increased $12.5 million for the year ended December 31, 2008 over the prior year. The increase in revenue was due to an increase in Non-Same Park revenue of 50.4%, or $5.1 million, primarily due to higher rental and occupancy rates. In addition, Same Park revenue increased by 2.9%, or $7.4 million, primarily due to higher rental rates.

Facility Management Operations: The Company's facility management operations account for a small portion of the Company's net income. During the year ended December 31, 2008, $728,000 of revenue was recognized from facility management fees compared to $724,000 for the year ended December 31, 2007.

Cost of Operations: Cost of operations for the year ended December 31, 2008 was $87.2 million compared to $83.2 million for the year ended December 31, 2007, an increase of $3.9 million, or 4.7%. Assets acquired in 2007 accounted for $1.1 million, or 29.0%, of the increase. The increase in cost of operations was primarily due to an increase in property taxes of $2.6 million as a result of an increase in both rates and assessed values, higher utility costs of $1.0 million and higher payroll cost of $813,000 offset by a decrease in professional fees of $322,000 and a decrease in other expenses of $175,000 due to a decrease in personnel procurement costs, marketing materials and third party services.

Depreciation and Amortization Expense: Depreciation and amortization expense was $99.3 million for the year ended December 31, 2008 compared to $98.0 million for the year ended December 31, 2007. The increase is primarily due to the acquisition of 870,000 square feet during 2007, as well as depreciation expense on capital and tenant improvements made during 2008 and 2007.

General and Administrative Expense: General and administrative expense was $8.1 million for the year ended December 31, 2008 compared to $7.9 million for the year ended December 31, 2007. The increase of $182,000, or

2.3%, was primarily a result of higher stock compensation expense related to the long-term incentive plan for the senior management.

Interest and Other Income: Interest and other income reflect earnings on cash balances in addition to miscellaneous income items. Interest income was $1.4 million for the year ended December 31, 2008 compared to $4.9 million for the year ended December 31, 2007. The decrease is attributable to lower cash balances and lower effective interest rates. Average cash balances and effective interest rates for the year ended December 31, 2008 were $49.6 million and 2.7%, respectively, compared to $98.4 million and 5.0%, respectively, for the year ended December 31, 2007.

Interest Expense: Interest expense was $4.0 million for the year ended December 31, 2008 compared to $4.1 million for the year ended December 31, 2007. The decrease is primarily attributable to the repayment of a mortgage note of $5.0 million during the first quarter of 2007.

Net Income Allocable to Noncontrolling Interests: Net income allocable to noncontrolling interests reflects the net income allocable to equity interests in the Operating Partnership that are not owned by the Company. Net income allocable to noncontrolling interests was $15.3 million ($7.0 million allocated to preferred unit holders and $8.3 million allocated to common unit holders) for the year ended December 31, 2008 compared to $13.0 million ($6.9 million allocated to preferred unit holders and $6.2 million allocated to common unit holders) for the year ended December 31, 2007. The increase was primarily due to an increase in net operating income combined with the net gain on the repurchase of preferred stock offset by a decrease in interest and other income.

Liquidity and Capital Resources

Cash and cash equivalents increased $153.2 million from $55.0 million at December 31, 2008 to $208.2 million at December 31, 2009. The increase was primarily due to net proceeds received from a public offering of the Company's common stock and the sale of common stock to PS combined with retained cash from operations partially offset by the repurchase of preferred equity.

Net cash provided by operating activities for the years ended December 31, 2009 and 2008 was $179.6 million and $189.3 million, respectively. Management believes that the Company's internally generated net cash provided by operating activities will be sufficient to enable it to meet its operating expenses, capital improvements, debt service requirements and distributions to shareholders in addition to providing additional cash for future growth and debt repayment.

Net cash used in investing activities was $27.0 million and $35.2 million for the years ended December 31, 2009 and 2008, respectively. The change of $8.2 million was primarily due to a decrease in recurring capital improvements of $5.7 million combined with proceeds received from land disposition of $2.6 million during 2009. No properties were acquired during the years ended December 31, 2009 and 2008.

Net cash provided by financing activities was $545,000 for the year ended December 31, 2009 compared to net cash used in financing activities of $134.2 million for the year ended December 31, 2008. The change of $134.7 million was primarily due to net proceeds received from a public offering of the Company's common stock and the sale of common stock to PS of $171.2 million combined with a decrease in cash paid for common stock repurchases of $21.4 million and a decrease in preferred equity distributions of $7.4 million. This change was partially offset by an increase in cash paid for preferred equity repurchases of $57.1 million and the repayment of a mortgage note payable of $5.1 million combined with an increase in common stock distributions of $3.5 million as a result of the common stock issuance. The Company repurchased an aggregate $111.5 million of preferred equity for $68.0 million during the fourth quarter of 2008 and the first quarter of 2009 resulting in a reduction of quarterly preferred equity distributions of $2.0 million..

The Company's preferred equity outstanding decreased to 29.9% of its market capitalization during the year ended December 31, 2009 due to the repurchase of preferred equity combined with the issuance of common stock during 2009. The Company's capital structure is characterized by a low level of leverage. As of December 31, 2009, the Company had five fixed-rate mortgages totaling $52.9 million, which represented 2.3% of its total market capitalization. The Company calculates market capitalization by adding (1) the liquidation preference of the Company's outstanding preferred equity, (2) principal value of the Company's outstanding mortgages and (3) the total number of common shares and common units outstanding at December 31, 2009 multiplied by the closing price of the stock on that date. The weighted average interest rate for the mortgages is approximately 5.8% per annum. The Company had approximately 7.3% of its properties, in terms of net book value, encumbered at December 31, 2009.

On August 14, 2009, the Company closed the sale of 3,450,000 shares of common stock in a public offering and concurrently sold 383,333 shares of common stock to PS. The aggregate net proceeds were $171.2 million.

During 2007, the Company issued an aggregate of $155.8 million of preferred equity with a weighted average rate of 6.688%. Proceeds from the various offerings were used to redeem higher rate preferred equity aggregating $50.0 million with a rate of 8.750%. In addition, proceeds were used to provide permanent financing for the Company's acquisitions made in 2007.

The Company focuses on retaining cash for reinvestment as we believe that this provides the greatest level of financial flexibility. While operating performance has been down recently due to the economic recession, it is possible that when the economy recovers and operating fundamentals improve, additional increases in distributions to the Company's common shareholders may be required. Going forward, the Company will continue to monitor its taxable income and the corresponding dividend requirements.

The Company has a line of credit (the "Credit Facility") with Wells Fargo Bank which expires on August 1, 2010. The Credit Facility has a borrowing limit of $100.0 million. Interest on outstanding borrowings is payable monthly. At the option of the Company, the rate of interest charged is equal to (i) the prime rate or (ii) a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.70% to LIBOR plus 1.50% depending on the Company's credit ratings and coverage ratios, as defined (currently LIBOR plus 0.85%). In addition, the Company is required to pay an annual commitment fee ranging from 0.15% to 0.30% of the borrowing limit (currently 0.20%). In connection with the modification of the Credit Facility, the Company paid a fee of $300,000, which is being amortized over the life of the Credit Facility. The Company had no balance outstanding under the Credit Facility at December 31, 2009 and 2008.

The Company's funding strategy has been to use permanent capital, including common and preferred stock, along with internally generated retained cash flows to meet its liquidity needs. In addition, the Company may sell properties that no longer meet its investment criteria. The Company may finance acquisitions on a temporary basis with borrowings from its Credit Facility. The Company targets a minimum ratio of funds from operations ("FFO") to combined fixed charges and preferred distributions of 2.6 to 1.0. Fixed charges include interest expense and capitalized interest. Preferred distributions include amounts paid to preferred shareholders and preferred Operating Partnership unit holders. For the year ended December 31, 2009, the FFO to fixed charges and preferred distributions coverage ratio was 3.4 to 1.0, excluding the $35.6 million net gain on the repurchase of preferred equity.

Non-GAAP Supplemental Disclosure Measure: Funds from Operations: Management believes that FFO is a useful supplemental measure of the Company's operating performance. The Company computes FFO in accordance with the White Paper on FFO approved by the Board of Governors of NAREIT. The White Paper defines FFO as net income, computed in accordance with GAAP, before depreciation, amortization, gains or losses on asset dispositions, net income allocable to noncontrolling interests — common units, net income allocable to restricted stock unit holders and nonrecurring items. Management believes that FFO provides a useful measure of the Company's operating performance and when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses and interest costs, providing a perspective not immediately apparent from net income.

FFO should be analyzed in conjunction with net income. However, FFO should not be viewed as a substitute for net income as a measure of operating performance or liquidity as it does not reflect depreciation and amortization costs or the level of capital expenditure and leasing costs necessary to maintain the operating performance of the Company's properties, which are significant economic costs and could materially affect the Company's results of operations.

Management believes FFO provides useful information to the investment community about the Company's operating performance when compared to the performance of other real estate companies as FFO is generally recognized as the industry standard for reporting operations of REITs. Other REITs may use different methods for calculating FFO and, accordingly, our FFO may not be comparable to other real estate companies.

FFO for the Company is computed as follows (*in thousands*):

	For The Years Ended December 31,				
	2009	2008	2007	2006	2005
Net income allocable to common shareholders	$ 59,413	$ 23,179	$ 17,537	$ 16,513	$ 32,242
Gain on disposition of real estate	(1,488)	—	—	(2,328)	(18,109)
Depreciation and amortization (1)	85,094	99,848	98,521	86,243	77,420
Net income allocable to noncontrolling interests — common units	19,730	8,296	6,155	5,673	10,869
Net income allocable to restricted stock unit holders	325	235	192	134	186
Consolidated FFO allocable to common and dilutive shares	163,074	131,558	122,405	106,235	102,608
FFO allocated to noncontrolling interests — common units	(40,472)	(34,443)	(31,094)	(26,974)	(25,620)
FFO allocated to restricted stock unit holders	(726)	(730)	(598)	(486)	(444)
FFO allocated to common shares	$121,876	$ 96,385	$ 90,713	$ 78,775	$ 76,544

(1) Includes depreciation from discontinued operations.

FFO allocable to common and dilutive shares for the year ended December 31, 2009 increased $31.5 million over the prior year. The increase was primarily due to an increase in the net gain of $31.4 million on the repurchase of preferred equity combined with a decrease in preferred equity distributions and a decrease in general and administrative expense partially offset by a decrease in net operating income.

Capital Expenditures: During the years ended December 31, 2009, 2008 and 2007, the Company incurred $28.3 million, $33.3 million and $37.4 million, respectively, in recurring capital expenditures, or $1.45, $1.70 and $1.93 per weighted average square foot, respectively. The Company defines recurring capital expenditures as those necessary to maintain and operate its commercial real estate at its current economic value. The following table depicts actual capital expenditures (*in thousands*):

	For The Years Ended December 31,		
	2009	2008	2007
Recurring capital expenditures	$28,345	$33,262	$37,362
Property renovations and other capital expenditures	1,168	1,930	5,239
Total capital expenditures	$29,513	$35,192	$42,601

Stock Repurchase: The Company's Board of Directors previously authorized the repurchase, from time to time, of up to 6.5 million shares of the Company's common stock on the open market or in privately negotiated transactions. During the year ended December 31, 2008, the Company repurchased 370,042 shares of common stock at an aggregate cost of $18.3 million or an average cost per share of $49.52. Since inception of the program, the Company has repurchased an aggregate of 4.3 million shares of common stock at an aggregate cost of $152.8 million or an average cost per share of $35.84. Under existing board authorizations, the Company can repurchase an additional 2.2 million shares. No shares of common stock were repurchased under this program during the year ended December 31, 2009.

Preferred Equity Repurchase: During March, 2009, the Company paid $50.2 million to repurchase 3,208,174 various depositary shares, each representing 1/1,000 of a share of Cumulative Redeemable Preferred Stock and

$12.3 million to repurchase 853,300 units of various series of Cumulative Redeemable Preferred Units for a weighted average purchase price of $15.40 per share/unit. The purchase price discount, equaling the liquidation value of $25.00 per depositary share/unit over the weighted average purchase price per share/unit of $15.40, is added to net income allocable to common shareholders, net of the original issue discount.

During December, 2008, the Company paid $5.5 million to repurchase 400,000 depositary shares, each representing 1/1,000 of a share of the 6.700% Cumulative Redeemable Preferred Stock, Series P, for an average cost of $13.70 per depositary share. The purchase price discount, equaling the liquidation value of $25.00 per depositary share over the weighted average purchase price of $13.70, is added to net income allocable to common shareholders, net of the original issue discount.

Distributions: The Company has elected and intends to qualify as a REIT for federal income tax purposes. In order to maintain its status as a REIT, the Company must meet, among other tests, sources of income, share ownership and certain asset tests. As a REIT, the Company is not taxed on that portion of its taxable income that is distributed to its shareholders provided that at least 90% of its taxable income is distributed to its shareholders prior to the filing of its tax return.

Related Party Transactions: Concurrent with the public offering that closed August 14, 2009, the Company sold 383,333 shares of common stock to PS for net proceeds of $17.8 million.

At December 31, 2009, PS owned 23.8% of the outstanding shares of the Company's common stock and 23.0% of the outstanding common units of the Operating Partnership (100.0% of the common units not owned by the Company). Assuming issuance of the Company's common stock upon redemption of its partnership units, PS would own 41.3% of the outstanding shares of the Company's common stock. Ronald L. Havner, Jr., the Company's chairman, is also the Chief Executive Officer, President and a Director of PS. Harvey Lenkin is a Director of both the Company and PS.

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PS and affiliated entities for certain administrative services. These costs totaled $372,000 in 2009 and are allocated among PS and its affiliates in accordance with a methodology intended to fairly allocate those costs. In addition, the Company provides property management services for properties owned by PS and its affiliates for a fee of 5% of the gross revenues of such properties in addition to reimbursement of direct costs. These management fee revenues recognized under management contracts with affiliated parties totaled $698,000 in 2009. In December, 2006, PS also began providing property management services for the mini storage component of two assets owned by the Company for a fee of 6% of the gross revenues of such properties in addition to reimbursement of certain costs. Management fee expense recognized under the management contracts with PS totaled approximately $50,000 for the year ended December 31, 2009.

The PS Business Parks name and logo is owned by PS and licensed to the Company under a non-exclusive, royalty-free license agreement. The license can be terminated by either party for any reason with six-months written notice.

Off-Balance Sheet Arrangements: The Company does not have any off-balance sheet arrangements.

Contractual Obligations: The table below summarizes projected payments due under our contractual obligations as of December 31, 2009 *(in thousands)*:

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Mortgage notes payable (principal and interest) . . .	$60,917	$4,353	$24,786	$31,778	$—
Total	$60,917	$4,353	$24,786	$31,778	$—

The Company is scheduled to pay cash dividends of $50.1 million per year on its preferred equity outstanding as of December 31, 2009. Dividends are paid when and if declared by the Company's Board of Directors and accumulate if not paid. Shares and units of preferred equity are redeemable by the Company in order to preserve its status as a REIT and are also redeemable five years after issuance.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

To limit the Company's exposure to market risk, the Company principally finances its operations and growth with permanent equity capital consisting either of common stock or preferred equity. At December 31, 2009, the Company's debt as a percentage of equity was 3.6%.

The Company's market risk sensitive instruments include mortgage notes payable of $52.9 million at December 31, 2009. All of the Company's mortgage notes payable bear interest at fixed rates. See Notes 2, 5 and 6 to consolidated financial statements for the terms, valuations and approximate principal maturities of the Company's mortgage notes payable and the line of credit as of December 31, 2009. Based on borrowing rates currently available to the Company, combined with the amount of fixed rate debt outstanding, the difference between the carrying amount of debt and its fair value is insignificant.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The financial statements of the Company at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 and the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Consolidated Financial Statements and Schedules in Item 15.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not Applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports the Company files and submits under the Securities Exchange Act of 1934, as amended ("Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures in reaching that level of reasonable assurance.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009, at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2009 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
PS Business Parks, Inc.

We have audited PS Business Parks, Inc. internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PS Business Parks, Inc. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, PS Business Parks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PS Business Parks, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 26, 2010

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item with respect to directors is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement to be filed in connection with the annual shareholders' meeting to be held in 2010 (the "Proxy Statement") under the caption "Election of Directors."

The following is a biographical summary of the executive officers of the Company:

Joseph D. Russell, Jr., age 50, has been President since September, 2002 and was named Chief Executive Officer and elected as a Director in August, 2003. Mr. Russell joined Spieker Partners in 1990 and became an officer of Spieker Properties when it went public as a REIT in 1993. Prior to its merger with Equity Office Properties ("EOP") in 2001, Mr. Russell was President of Spieker Properties' Silicon Valley Region from 1999 to 2001. Mr. Russell earned a Bachelor of Science degree from the University of Southern California and a Masters of Business Administration from the Harvard Business School. Prior to entering the commercial real estate business, Mr. Russell spent approximately six years with IBM in various marketing positions. Mr. Russell has been a member and past President of the National Association of Industrial and Office Parks, Silicon Valley Chapter. Mr. Russell is also a member of the Board of Governors of NAREIT.

John W. Petersen, age 46, has been Executive Vice President and Chief Operating Officer since he joined the Company in December, 2004. Prior to joining the Company, Mr. Petersen was Senior Vice President, San Jose Region, for Equity Office Properties from July, 2001 to December, 2004, responsible for 11.3 million square feet of multi-tenant office, industrial and R&D space in Silicon Valley. Prior to EOP, Mr. Petersen was Senior Vice President with Spieker Properties, from 1995 to 2001 overseeing the growth of that company's portfolio in San Jose, through acquisition and development of nearly three million square feet. Mr. Petersen is a graduate of The Colorado College in Colorado Springs, Colorado, and was recently the President of National Association of Industrial and Office Parks, Silicon Valley Chapter.

Edward A. Stokx, age 44, a certified public accountant, has been Chief Financial Officer and Secretary of the Company since December, 2003 and Executive Vice President since March, 2004. Mr. Stokx has overall responsibility for the Company's finance and accounting functions. In addition, he has responsibility for executing the Company's financial initiatives. Mr. Stokx joined Center Trust, a developer, owner, and operator of retail shopping centers in 1997. Prior to his promotion to Chief Financial Officer and Secretary in 2001 he served as Senior Vice President, Finance and Controller. After Center Trust's merger in January, 2003 with another public REIT, Mr. Stokx provided consulting services to various entities. Prior to joining Center Trust, Mr. Stokx was with Deloitte and Touche from 1989 to 1997, with a focus on real estate clients. Mr. Stokx earned a Bachelor of Science degree in Accounting from Loyola Marymount University.

Maria R. Hawthorne, age 50, was promoted to Senior Vice President of the Company in March, 2004, with responsibility for property operations on the East Coast, which include Virginia, Maryland and South Florida. Ms. Hawthorne has been with the Company and its predecessors for 21 years. From June, 2001 through March, 2004, Ms. Hawthorne was Vice President of the Company, responsible for property operations in Virginia. From July, 1994 to June, 2001, Ms. Hawthorne was a Regional Manager of the Company in Virginia. From August, 1988 to July, 1994, Ms. Hawthorne was a General Manager, Leasing Director and Property Manager for American Office Park Properties. Ms. Hawthorne earned a Bachelor of Arts Degree in International Relations from Pomona College.

Information required by this item with respect to the nominating process, the audit committee and the audit committee financial expert is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance."

Information required by this item with respect to a code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance." We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer, which is available on our website at www.psbusinessparks.com. The information contained on the Company's website is not a part of, or incorporated by reference into, this Annual Report on Form 10-K. Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules.

Information required by this item with respect to the compliance with Section 16(a) is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance," "Executive Compensation," "Corporate Governance — Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee."

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item with respect to security ownership of certain beneficial owners and management is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Stock Ownership of Certain Beneficial Owners and Management."

The following table sets forth information as of December 31, 2009 on the Company's equity compensation plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	661,843	$41.99	1,172,602
Equity compensation plans not approved by security holders	—	$ —	—
Total	661,843*	$41.99*	1,172,602*

* Amounts include restricted stock units

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance" and "Certain Relationships and Related Transactions."

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Ratification of Independent Registered Public Accountants."

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedules are filed as part of this report.

2. Financial Statements Schedule

The financial statements schedule listed in the accompanying Index to Consolidated Financial Statements and Schedules are filed as part of this report.

3. Exhibits

The exhibits listed in the Exhibit Index immediately preceding such exhibits are filed with or incorporated by reference in this report.

b. Exhibits

The exhibits listed in the Exhibit Index immediately preceding such exhibits are filed with or incorporated by reference in this report.

c. Financial Statement Schedules

Not applicable.

PS BUSINESS PARKS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
(Item 15(a)(1) and Item 15(a)(2))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
PS Business Parks, Inc.

We have audited the accompanying consolidated balance sheets of PS Business Parks, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PS Business Parks, Inc. at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PS Business Parks, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 26, 2010

PS BUSINESS PARKS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2009	2008
	(In thousands, except share data)	
ASSETS		
Cash and cash equivalents	$ 208,229	$ 55,015
Real estate facilities, at cost:		
Land	493,709	493,709
Buildings and equipment	1,528,044	1,510,012
	2,021,753	2,003,721
Accumulated depreciation	(707,209)	(633,971)
	1,314,544	1,369,750
Properties held for disposition, net	4,260	4,635
Land held for development	6,829	7,869
	1,325,633	1,382,254
Rent receivable	2,504	2,055
Deferred rent receivable	21,596	21,633
Other assets	6,860	8,366
Total assets	$1,564,822	$1,469,323
LIABILITIES AND EQUITY		
Accrued and other liabilities	$ 46,298	$ 46,428
Mortgage notes payable	52,887	59,308
Total liabilities	99,185	105,736
Commitments and contingencies		
Equity:		
PS Business Parks, Inc.'s shareholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, 25,042 and 28,250 shares issued and outstanding at December 31, 2009 and 2008, respectively	626,046	706,250
Common stock, $0.01 par value, 100,000,000 shares authorized, 24,399,509 and 20,459,916 shares issued and outstanding at December 31, 2009 and 2008, respectively	243	204
Paid-in capital	548,393	363,587
Cumulative net income	699,291	622,113
Cumulative distributions	(658,294)	(571,340)
Total PS Business Parks, Inc.'s shareholders' equity	1,215,679	1,120,814
Noncontrolling interests:		
Preferred units	73,418	94,750
Common units	176,540	148,023
Total noncontrolling interests	249,958	242,773
Total equity	1,465,637	1,363,587
Total liabilities and equity	$1,564,822	$1,469,323

See accompanying notes.

PS BUSINESS PARKS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	For The Years Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Revenues:			
Rental income	$270,957	$281,115	$268,574
Facility management fees	698	728	724
Total operating revenues	271,655	281,843	269,298
Expenses:			
Cost of operations	85,912	87,182	83,245
Depreciation and amortization	84,504	99,317	97,998
General and administrative	6,202	8,099	7,917
Total operating expenses	176,618	194,598	189,160
Other income and expenses:			
Interest and other income	536	1,457	5,104
Interest expense	(3,552)	(3,952)	(4,130)
Total other income and expenses	(3,016)	(2,495)	974
Income from continuing operations	92,021	84,750	81,112
Discontinued operations:			
Income from discontinued operations	830	597	563
Gain on sale of land	1,488	—	—
Total discontinued operations	2,318	597	563
Net income	$ 94,339	$ 85,347	$ 81,675
Net income allocation:			
Net income allocable to noncontrolling interests:			
Noncontrolling interests — common units	$ 19,730	$ 8,296	$ 6,155
Noncontrolling interests — preferred units	(2,569)	7,007	6,854
Total net income allocable to noncontrolling interests	17,161	15,303	13,009
Net income allocable to PS Business Parks, Inc.:			
Common shareholders	59,413	23,179	17,537
Preferred shareholders	17,440	46,630	50,937
Restricted stock unit holders	325	235	192
Total net income allocable to PS Business Parks, Inc.	77,178	70,044	68,666
	$ 94,339	$ 85,347	$ 81,675
Net income per common share — basic:			
Continuing operations	$ 2.62	$ 1.11	$ 0.80
Discontinued operations	$ 0.08	$ 0.02	$ 0.02
Net income	$ 2.70	$ 1.13	$ 0.82
Net income per common share — diluted:			
Continuing operations	$ 2.61	$ 1.10	$ 0.79
Discontinued operations	$ 0.08	$ 0.02	$ 0.02
Net income	$ 2.68	$ 1.12	$ 0.81
Weighted average common shares outstanding:			
Basic	21,998	20,443	21,313
Diluted	22,128	20,618	21,573

See accompanying notes.

PS BUSINESS PARKS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Preferred Stock		Common Stock		Paid-in	Cumulative	Cumulative	Total PS Business Parks, Inc.'s Shareholders'	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Net Income	Distributions	Equity	Interests	Equity
					(In thousands, except share data)					
Balances at December 31, 2006	22,900	$572,500	21,311,005	$213	$398,048	$483,403	$(398,961)	$1,055,203	$248,219	$1,303,422
Issuance of preferred stock, net of issuance costs	5,750	143,750	—	—	(4,183)	—	—	139,567	—	139,567
Issuance of preferred units, net of issuance costs	—	—	—	—	—	—	—	—	11,665	11,665
Repurchase of common stock	—	—	(601,042)	(6)	(31,847)	—	—	(31,853)	—	(31,853)
Exercise of stock options	—	—	43,384	—	1,468	—	—	1,468	—	1,468
Stock compensation, net	—	—	23,872	—	2,811	—	—	2,811	—	2,811
Shelf registration	—	—	—	—	(88)	—	—	(88)	—	(88)
Net income	—	—	—	—	—	68,666	—	68,666	13,009	81,675
Distributions:										
Preferred stock	—	—	—	—	—	—	(50,937)	(50,937)	—	(50,937)
Common stock	—	—	—	—	—	—	(34,315)	(34,315)	—	(34,315)
Noncontrolling interests	—	—	—	—	—	—	—	—	(18,615)	(18,615)
Adjustment to noncontrolling interests in underlying operating partnership	—	—	—	—	5,058	—	—	5,058	(5,058)	—
Balances at December 31, 2007	28,650	716,250	20,777,219	207	371,267	552,069	(484,213)	1,155,580	249,220	1,404,800
Repurchase of preferred stock, net of issuance costs	(400)	(10,000)	—	—	4,810	—	(291)	(5,481)	—	(5,481)
Repurchase of common stock	—	—	(370,042)	(3)	(18,321)	—	—	(18,324)	—	(18,324)
Exercise of stock options	—	—	30,234	—	792	—	—	792	—	792
Stock compensation, net	—	—	22,505	—	3,152	—	—	3,152	—	3,152
Net income	—	—	—	—	—	70,044	—	70,044	15,303	85,347
Distributions:										
Preferred stock	—	—	—	—	—	—	(50,858)	(50,858)	—	(50,858)
Common stock	—	—	—	—	—	—	(35,978)	(35,978)	—	(35,978)
Noncontrolling interests	—	—	—	—	—	—	—	—	(19,863)	(19,863)
Adjustment to noncontrolling interests in underlying operating partnership	—	—	—	—	1,887	—	—	1,887	(1,887)	—
Balances at December 31, 2008	28,250	706,250	20,459,916	204	363,587	622,113	(571,340)	1,120,814	242,773	1,363,587
Issuance of common stock, net of issuance costs	—	—	3,833,333	38	171,194	—	—	171,232	—	171,232
Repurchase of preferred stock, net of issuance costs	(3,208)	(80,204)	—	—	32,788	—	(2,783)	(50,199)	—	(50,199)
Repurchase of preferred units, net of issuance costs	—	—	—	—	9,577	—	—	9,577	(21,912)	(12,335)
Repurchase of common stock	—	—	—	—	(230)	—	—	(230)	—	(230)
Exercise of stock options	—	—	35,100	—	1,177	—	—	1,177	—	1,177
Stock compensation, net	—	—	71,160	1	1,015	—	—	1,016	—	1,016
Shelf registration	—	—	—	—	(75)	—	—	(75)	—	(75)
Net income	—	—	—	—	—	77,178	—	77,178	17,161	94,339
Distributions:										
Preferred stock	—	—	—	—	—	—	(44,662)	(44,662)	—	(44,662)
Common stock	—	—	—	—	—	—	(39,509)	(39,509)	—	(39,509)
Noncontrolling interests	—	—	—	—	—	—	—	—	(18,704)	(18,704)
Adjustment to noncontrolling interests in underlying operating partnership	—	—	—	—	(30,640)	—	—	(30,640)	30,640	—
Balances at December 31, 2009	25,042	$626,046	24,399,509	$243	$548,393	$699,291	$(658,294)	$1,215,679	$249,958	$1,465,637

See accompanying notes.

PS BUSINESS PARKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 94,339	$ 85,347	$ 81,675
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	85,094	99,848	98,521
In-place lease adjustment	(252)	(194)	(102)
Lease incentives net of tenant improvement reimbursements	(326)	(379)	(33)
Amortization of mortgage premium	(271)	(260)	(247)
Gain on disposition of properties	(1,488)	—	—
Stock compensation	2,900	4,061	3,724
Decrease (increase) in receivables and other assets	262	1,759	(1,015)
Increase (decrease) in accrued and other liabilities	(633)	(845)	1,571
Total adjustments	85,286	103,990	102,419
Net cash provided by operating activities	179,625	189,337	184,094
Cash flows from investing activities:			
Capital improvements to real estate facilities	(29,513)	(35,192)	(42,601)
Acquisition of real estate facilities	—	—	(138,936)
Insurance proceeds from casualty loss	—	—	1,349
Proceeds from disposition of real estate	2,557	—	—
Net cash used in investing activities	(26,956)	(35,192)	(180,188)
Cash flows from financing activities:			
Principal payments on mortgage notes payable	(1,022)	(1,157)	(1,126)
Repayment of mortgage note payable	(5,128)	—	(4,950)
Net proceeds from the issuance of preferred stock	—	—	139,567
Net proceeds from the issuance of preferred units	—	—	11,665
Net proceeds from the issuance of common stock	171,232	—	—
Exercise of stock options	1,177	792	1,468
Shelf registration costs	(75)	—	(88)
Repurchase of preferred units	(12,335)	—	—
Repurchase of common stock	(230)	(21,626)	(28,551)
Repurchase of preferred stock	(50,199)	(5,481)	—
Redemption of preferred stock	—	—	(50,000)
Distributions paid to common shareholders	(39,509)	(35,978)	(34,315)
Distributions paid to preferred shareholders	(44,662)	(50,858)	(50,937)
Distributions paid to noncontrolling interests — common units	(12,856)	(12,856)	(11,761)
Distributions paid to noncontrolling interests — preferred units	(5,848)	(7,007)	(6,854)
Net cash provided by (used in) financing activities	545	(134,171)	(35,882)
Net increase (decrease) in cash and cash equivalents	153,214	19,974	(31,976)
Cash and cash equivalents at the beginning of the period	55,015	35,041	67,017
Cash and cash equivalents at the end of the period	$208,229	$ 55,015	$ 35,041
Supplemental disclosures:			
Interest paid	$ 3,523	$ 4,050	$ 4,145

See accompanying notes.

PS BUSINESS PARKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Supplemental schedule of non-cash investing and financing activities:			
Adjustment to noncontrolling interests in underlying operating partnership:			
Noncontrolling interests — common units	$ 30,640	$ (1,887)	$ (5,393)
Paid-in capital	$ (30,640)	$ 1,887	$ 5,393
Gain on repurchase of preferred equity:			
Preferred stock	$ (30,005)	$ (4,519)	$ —
Preferred units	$ (8,997)	$ —	$ —
Paid-in capital	$ 39,002	$ 4,519	$ —
Effect of redemption/repurchase of preferred equity:			
Cumulative distributions	$ (2,783)	$ (291)	$ —
Noncontrolling interest — common units	$ (580)	$ —	$ —
Paid-in capital	$ 3,363	$ 291	$ —
Accrued stock repurchase:			
Paid-in capital	$ —	$ —	$ (3,302)
Accrued and other liabilities	$ —	$ —	$ 3,302

See accompanying notes.

PS BUSINESS PARKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. Organization and description of business

Organization

PS Business Parks, Inc. ("PSB") was incorporated in the state of California in 1990. As of December 31, 2009, PSB owned 77.0% of the common partnership units of PS Business Parks, L.P. (the "Operating Partnership"). The remaining common partnership units were owned by Public Storage ("PS"). PSB, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership. PSB and the Operating Partnership are collectively referred to as the "Company."

Description of business

The Company is a fully-integrated, self-advised and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates commercial properties, primarily multi-tenant flex, office and industrial space. As of December 31, 2009, the Company owned and operated approximately 19.6 million rentable square feet of commercial space located in eight states. The Company also manages approximately 1.4 million rentable square feet on behalf of PS and its affiliated entities.

References to the number of properties or square footage are unaudited and outside the scope of the Company's independent registered public accounting firm's review of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of PSB and the Operating Partnership. All significant inter-company balances and transactions have been eliminated in the consolidated financial statements

Effective July 1, 2009, the Financial Accounting Standards Board Accounting Standards Codification (the "FASB Codification") became the single source of authoritative generally accepted accounting principles in the United States of America ("GAAP"). The FASB Codification reorganized the previous GAAP pronouncements into accounting topics, which are displayed using a single numerical structure. Certain Securities and Exchange Commission ("SEC") guidance is also included in the FASB Codification and follows a similar topical structure in separate SEC sections. Any technical references contained in the accompanying consolidated financial statements have been updated to correspond to the new FASB Codification references.

Noncontrolling Interests

The Company's noncontrolling interests are reported as a component of equity separate from the parent's equity. Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest is included in consolidated net income on the face of the income statement and, upon a gain or loss of control, the interest purchased or sold, as well as any interest retained, is recorded at fair value with any gain or loss recognized in earnings.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Allowance for doubtful accounts

The Company monitors the collectability of its receivable balances including the deferred rent receivable on an ongoing basis. Based on these reviews, the Company maintains an allowance for doubtful accounts for estimated losses resulting from the possible inability of tenants to make contractual rent payments to the Company. A provision for doubtful accounts is recorded during each period. The allowance for doubtful accounts, which represents the cumulative allowances less write-offs of uncollectible rent, is netted against tenant and other receivables on the consolidated balance sheets. Tenant receivables are net of an allowance for uncollectible accounts totaling $400,000 and $300,000 at December 31, 2009 and 2008, respectively.

Financial instruments

The methods and assumptions used to estimate the fair value of financial instruments are described below. The Company has estimated the fair value of financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents. Due to the short period to maturity of the Company's cash and cash equivalents, accounts receivable, other assets and accrued and other liabilities, the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value. Based on borrowing rates currently available to the Company, the carrying amount of debt approximates fair value.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and receivables. Cash and cash equivalents, which consist primarily of money market investments, including commercial paper, are only invested in entities with an investment grade rating. Receivables are comprised of balances due from a large number of customers. Balances that the Company expects to become uncollectible are reserved for or written off.

Real estate facilities

Real estate facilities are recorded at cost. Costs related to the renovation or improvement of the properties are capitalized. Expenditures for repairs and maintenance are expensed as incurred. Expenditures that are expected to benefit a period greater than two years and exceed $2,000 are capitalized and depreciated over the estimated useful life. Buildings and equipment are depreciated on the straight-line method over the estimated useful lives, which are generally 30 and five years, respectively. Transaction costs in excess of $1,000 for leases with terms greater than one year are capitalized and depreciated over their estimated useful lives. Transaction costs for leases of one year or less or less than $1,000 are expensed as incurred.

Properties held for disposition

An asset is classified as an asset held for disposition when it meets these requirements, which include, among other criteria, the approval of the sale of the asset, the marketing of the asset for sale and the expectation of the Company that the sale will likely occur within the next 12 months. Upon classification of an asset as held for disposition, the net book value of the asset is included on the balance sheet as properties held for disposition, depreciation of the asset is ceased and the operating results of the asset are included in discontinued operations for all periods presented.

Intangible assets/liabilities

Intangible assets and liabilities include above-market and below-market in-place lease values of acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market and below-market lease values (included in other assets and accrued liabilities in the accompanying consolidated balance sheets) are amortized, net, to rental income over the remaining non-cancelable terms of the respective leases. The Company recorded net amortization of $252,000, $194,000 and $102,000 of intangible assets and liabilities resulting from the above-market and below-market lease values during the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, the value of in-place leases resulted in a net intangible asset of $94,000, net of $1.1 million of accumulated amortization, and a net intangible liability of $247,000, net of $1.1 million of accumulated amortization. As of December 31, 2008, the value of in-place leases resulted in a net intangible asset of $181,000, net of $1.0 million of accumulated amortization, and a net intangible liability of $585,000, net of $772,000 of accumulated amortization.

Evaluation of asset impairment

The Company evaluates its assets used in operations by identifying indicators of impairment and by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset's carrying value. When indicators of impairment are present and the sum of the undiscounted future cash flows is less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the asset's current carrying value and its value based on discounting its estimated future cash flows. In addition, the Company evaluates its assets held for disposition for impairment. Assets held for disposition are reported at the lower of their carrying value or fair value, less cost of disposition. At December 31, 2009, the Company did not consider any assets to be impaired.

Asset impairment due to casualty loss

It is the Company's policy to record as a casualty loss or gain, in the period the casualty occurs, the differential between (a) the book value of assets destroyed and (b) any insurance proceeds that the Company expects to receive in accordance with its insurance contracts. Potential proceeds from insurance that are subject to any uncertainties, such as interpretation of deductible provisions of the governing agreements, the estimation of costs of restoration, or other such items, are treated as contingent proceeds and not recorded until the uncertainties are satisfied.

For the years ended December 31, 2009, 2008 and 2007 no material casualty losses were recorded.

Stock compensation

All share-based payments to employees, including grants of employee stock options, are recognized as stock compensation in the Company's income statement based on their fair values. See Note 10.

Revenue and expense recognition

The Company must meet four basic criteria before revenue can be recognized: persuasive evidence of an arrangement exists; the delivery has occurred or services rendered; the fee is fixed or determinable; and collectability is reasonably assured. All leases are classified as operating leases. Rental income is recognized on a straight-line basis over the terms of the leases. Straight-line rent is recognized for all tenants with contractual fixed increases in rent that are not included on the Company's credit watch list. Deferred rent receivable represents rental revenue recognized on a straight-line basis in excess of billed rents. Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as rental income in the period the applicable costs are incurred. Property management fees are recognized in the period earned.

Costs incurred in connection with leasing (primarily tenant improvements and lease commissions) are capitalized and amortized over the lease period.

Gains from sales of real estate

The Company recognizes gains from sales of real estate at the time of sale using the full accrual method, provided that various criteria related to the terms of the transactions and any subsequent involvement by the Company with the properties sold are met. If the criteria are not met, the Company defers the gains and recognizes them when the criteria are met or using the installment or cost recovery methods as appropriate under the circumstances.

General and administrative expense

General and administrative expense includes executive and other compensation, office expense, professional fees, state income taxes and other such administrative items.

Income taxes

The Company qualified and intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, the Company is not subject to federal income tax to the extent that it distributes its taxable income to its shareholders. A REIT must distribute at least 90% of its taxable income each year. In addition, REITs are subject to a number of organizational and operating requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) based on its taxable income using corporate income tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income. The Company believes it met all organization and operating requirements to maintain its REIT status during 2009, 2008 and 2007 and intends to continue to meet such requirements. Accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes, which provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. The Company adopted this guidance as of January 1, 2007 and did not record any adjustment as a result of such adoption.

Accounting for preferred equity issuance costs

The Company records its issuance costs as a reduction to paid-in capital on its balance sheet at the time the preferred securities are issued and reflects the carrying value of the preferred equity at the stated value. The Company records issuance costs as non-cash preferred equity distributions at the time it notifies the holders of preferred stock or units of its intent to redeem such shares or units.

Net income allocation

Net income was allocated as follows for the years ended December 31, *(in thousands)*:

	2009	2008	2007
Net income allocable to noncontrolling interests:			
Noncontrolling interests — common units:			
Continuing operations	$ 19,155	$ 8,139	$ 6,012
Discontinued operations	575	157	143
Total net income allocable to noncontrolling interests — common units	19,730	8,296	6,155
Noncontrolling interests — preferred units:			
Distributions to preferred units holders	5,848	7,007	6,854
Gain on repurchase of preferred units, net of issuance costs	(8,417)	—	—
Total net income allocable to noncontrolling interests — preferred units	(2,569)	7,007	6,854
Total net income allocable to noncontrolling interests	17,161	15,303	13,009
Net income allocable to PS Business Parks, Inc.:			
Common shareholders:			
Continuing operations	57,680	22,742	17,120
Discontinued operations	1,733	437	417
Total net income allocable to common shareholders	59,413	23,179	17,537
Preferred shareholders:			
Distributions to preferred shareholders	44,662	50,858	50,937
Gain on repurchase of preferred stock, net of issuance costs	(27,222)	(4,228)	—
Total net income allocable to preferred shareholders	17,440	46,630	50,937
Restricted stock unit holders:			
Continuing operations	315	232	189
Discontinued operations	10	3	3
Total net income allocable to restricted stock unit holders	325	235	192
Total net income allocable to PS Business Parks, Inc.	77,178	70,044	68,666
	$ 94,339	$85,347	$81,675

Net income per common share

Per share amounts are computed using the number of weighted average common shares outstanding. "Diluted" weighted average common shares outstanding includes the dilutive effect of stock options and restricted stock units under the treasury stock method. "Basic" weighted average common shares outstanding excludes such effect. The Company's restricted stock units are participating securities and included in the computation of basic and diluted weighted average common shares outstanding. The Company's allocation of net income to the restricted stock unit holders are paid non-forfeitable dividends in excess of the expense recorded which results in a reduction in net income allocable to common shareholders and unit holders. Earnings per share has been calculated as follows for the years ended December 31, *(in thousands, except per share amounts)*:

	2009	2008	2007
Net income allocable to common shareholders	$59,413	$23,179	$17,537
Weighted average common shares outstanding:			
Basic weighted average common shares outstanding	21,998	20,443	21,313
Net effect of dilutive stock compensation — based on treasury stock method using average market price	130	175	260
Diluted weighted average common shares outstanding	22,128	20,618	21,573
Net income per common share — Basic	$ 2.70	$ 1.13	$ 0.82
Net income per common share — Diluted	$ 2.68	$ 1.12	$ 0.81

Options to purchase approximately 126,000, 76,000 and 32,000 shares for the years ended December 31 2009, 2008 and 2007, respectively, were not included in the computation of diluted net income per share because such options were considered anti-dilutive.

Segment reporting

The Company views its operations as one segment.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements for 2008 and 2007 in order to conform to 2009 presentation.

3. Real estate facilities

The activity in real estate facilities for the years ended December 31, 2009, 2008 and 2007 is as follows *(in thousands)*:

	Land	Buildings and Equipment	Accumulated Depreciation	Total
Balances at December 31, 2006	$438,637	$1,346,641	$(438,414)	$1,346,864
Acquisition of real estate	53,930	88,006	—	141,936
Capital improvements, net	—	42,601	—	42,601
Depreciation expense	—	—	(98,521)	(98,521)
Transfer from land held for development	1,142	—	—	1,142
Transfer to properties held for dispositions	—	(485)	523	38
Balances at December 31, 2007	493,709	1,476,763	(536,412)	1,434,060
Capital improvements, net	—	35,192	—	35,192
Disposals	—	(1,757)	1,757	—
Depreciation expense	—	—	(99,848)	(99,848)
Transfer to properties held for dispositions	—	(185)	531	346
Balances at December 31, 2008	493,709	1,510,013	(633,972)	1,369,750
Capital improvements, net	—	29,513	—	29,513
Disposals	—	(11,267)	11,267	—
Depreciation expense	—	—	(85,094)	(85,094)
Transfer to properties held for dispositions	—	(215)	590	375
Balances at December 31, 2009	$493,709	$1,528,044	$(707,209)	$1,314,544

The unaudited basis of real estate facilities for federal income tax purposes was approximately $1.2 billion at December 31, 2009. The Company had approximately 7.3% of its properties, in terms of net book value, encumbered by mortgage debt at December 31, 2009.

On February 16, 2007, the Company acquired Overlake Business Center, a 493,000 square foot multi-tenant office and flex business park located in Redmond, Washington, for $76.0 million. On March 27, 2007, the Company acquired Commerce Campus, a 252,000 square foot multi-tenant office and flex business park located in Santa Clara, California, for $39.2 million. On August 3, 2007, the Company acquired Fair Oaks Corporate Center, a 125,000 square foot multi-tenant office park located in Fairfax, Virginia, for $25.4 million.

The following table summarizes the assets acquired and liabilities assumed during the year ended December 31, *(in thousands)*:

	2007
Land	$ 53,930
Buildings	88,006
In-place leases	(1,357)
Total purchase price	140,579
Mortgages assumed	—
Net operating assets and liabilities acquired	(1,643)
Total cash paid	$138,936

The Company did not acquire any assets or assume any liabilities during the years ended December 31, 2009 and 2008.

The purchase price of acquired properties is allocated to land, buildings and equipment and identified tangible and intangible assets and liabilities associated with in-place leases (including tenant improvements, unamortized lease commissions, value of above-market and below-market leases, acquired in-place lease values, and tenant relationships, if any) based on their respective estimated fair values. In addition, beginning January 1, 2009, acquisition-related costs are recognized separately and expensed as incurred.

In determining the fair value of the tangible assets of the acquired properties, management considers the value of the properties as if vacant as of the acquisition date. Management must make significant assumptions in determining the value of assets acquired and liabilities assumed. Using different assumptions in the allocation of the purchase cost of the acquired properties would affect the timing of recognition of the related revenue and expenses. Amounts allocated to land are derived from comparable sales of land within the same region. Amounts allocated to buildings and improvements, tenant improvements and unamortized lease commissions are based on current market replacement costs and other market information. The amount allocated to acquired in-place leases is determined based on management's assessment of current market conditions and the estimated lease-up periods for the respective spaces.

During May, 2009, the Company sold 3.4 acres of land held for development in Portland, Oregon, for a gross sales price of $2.7 million, resulting in a net gain of $1.5 million.

As of December 31, 2009, the Company had commenced development on a parcel within its Miami International Commerce Center in Miami, Florida, which upon completion is expected to comprise 75,000 square feet of leasable small-bay industrial space. As of December 31, 2009, $1.2 million of the estimated $5.6 million has been expended for the development.

The following summarizes the condensed results of operations of the properties held for disposition at December 31, *(in thousands)*:

	For The Years Ended December 31,		
	2009	2008	2007
Rental income	$ 2,515	$ 2,388	$ 2,201
Cost of operations	(1,095)	(1,260)	(1,115)
Depreciation	(590)	(531)	(523)
Income from discontinued operations	$ 830	$ 597	$ 563

In addition to minimum rental payments, tenants reimburse the Company for their pro rata share of specified operating expenses, which amounted to $281,000, $306,000, and $242,000, for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts are included as rental income in the table presented above for those assets classified as held for disposition.

Subsequent to year ended December, 31, 2009, the Company completed the sale of a 131,000 square foot office building located in Houston, Texas. The sales price was $10.0 million, resulting in a net gain of $5.2 million, which will be recorded in the first quarter of 2010.

4. Leasing activity

The Company leases space in its real estate facilities to tenants primarily under non-cancelable leases generally ranging from one to 10 years. Future minimum rental revenues excluding recovery of operating expenses as of December 31, 2009 under these leases are as follows *(in thousands)*:

2010	$191,914
2011	147,029
2012	99,719
2013	61,303
2014	38,396
Thereafter	52,461
Total	$590,822

In addition to minimum rental payments, certain tenants reimburse the Company for their pro rata share of specified operating expenses. Such reimbursements amounted to $55.2 million, $54.4 million and $45.5 million, for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts are included as rental income in the accompanying consolidated statements of income.

Leases accounting for approximately 5.0% of total leased square footage are subject to termination options which include leases accounting for approximately 1.7% of total leased square footage having termination options exercisable through December 31, 2010 (unaudited). In general, these leases provide for termination payments should the termination options be exercised. The above table is prepared assuming such options are not exercised.

5. Bank loans

The Company has a line of credit (the "Credit Facility") with Wells Fargo Bank which expires on August 1, 2010. The Credit Facility has a borrowing limit of $100.0 million. Interest on outstanding borrowings is payable monthly. At the option of the Company, the rate of interest charged is equal to (i) the prime rate or (ii) a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.70% to LIBOR plus 1.50% depending on the Company's credit ratings and coverage ratios, as defined (currently LIBOR plus 0.85%). In addition, the Company is required to pay an annual commitment fee ranging from 0.15% to 0.30% of the borrowing limit (currently 0.20%). In connection with the modification of the Credit Facility, the Company paid a fee of $300,000, which is being amortized over the life of the Credit Facility. The Company had no balance outstanding on its Credit Facility at December 31, 2009 and 2008.

The Credit Facility requires the Company to meet certain covenants including (i) maintain a balance sheet leverage ratio (as defined therein) of less than 0.45 to 1.00, (ii) maintain a fixed charge coverage ratio (as defined therein) of not less than 1.75 to 1.00, (iii) maintain a minimum tangible net worth (as defined) and (iv) limit distributions to 95% of funds from operations (as defined therein) for any four consecutive quarters. In addition, the Company is limited in its ability to incur additional borrowings (the Company is required to maintain unencumbered assets with an aggregate book value equal to or greater than two times the Company's unsecured recourse debt; the Company did not have any unsecured recourse debt at December 31, 2009) or sell assets. The Company was in compliance with the covenants of the Credit Facility at December 31, 2009.

6. Mortgage notes payable

Mortgage notes consist of the following *(in thousands)*:

	December 31, 2009	December 31, 2008
5.73% mortgage note, secured by one commercial property with a net book value of $29.1 million, principal and interest payable monthly, due March, 2013	$14,006	$14,247
6.15% mortgage note, secured by one commercial property with a net book value of $28.5 million, principal and interest payable monthly, due November, 2031(1)	16,446	16,912
5.52% mortgage note, secured by one commercial property with a net book value of $15.5 million, principal and interest payable monthly, due May, 2013	9,819	10,053
5.68% mortgage note, secured by one commercial property with a net book value of $17.4 million, principal and interest payable monthly, due May, 2013	9,836	10,065
5.61% mortgage note, secured by one commercial property with a net book value of $5.7 million, principal and interest payable monthly, due January, 2011(2)	2,780	2,887
7.29% mortgage note, repaid February, 2009	—	5,144
Total	$52,887	$59,308

(1) The mortgage note has a stated principal balance of $16.0 million and a stated interest rate of 7.20%. Based on the fair market value at the time of assumption, a mortgage premium was computed based on an effective interest rate of 6.15%. The unamortized premiums were $427,000 and $635,000 as of December 31, 2009 and 2008, respectively. This mortgage is repayable without penalty beginning November, 2011.

(2) The mortgage note has a stated principal balance of $2.7 million and a stated interest rate of 7.61%. Based on the fair market value at the time of assumption, a mortgage premium was computed based on an effective interest rate of 5.61%. The unamortized premiums were $73,000 and $136,000 as of December 31, 2009 and 2008, respectively.

At December 31, 2009, mortgage notes payable had a weighted average interest rate of 5.8% and a weighted average maturity of 9.1 years with principal payments as follows *(in thousands)*:

2010	$ 1,376
2011	3,984
2012	1,174
2013	31,573
2014	371
Thereafter	14,409
Total	$52,887

7. Noncontrolling interests

As described in Note 2, the Company reports noncontrolling interests within equity in the consolidated financial statements, but separate from the Company's shareholders' equity. In addition, net income allocable to noncontrolling interests is shown as a reduction from net income in calculating net income allocable to common shareholders.

Common partnership units

The Company presents the accounts of PSB and the Operating Partnership on a consolidated basis. Ownership interests in the Operating Partnership that can be redeemed for common stock, other than PSB's interest, are classified as noncontrolling interests — common units in the consolidated financial statements. Net income allocable to noncontrolling interests — common units consists of the common units' share of the consolidated operating results after allocation to preferred units and shares. Beginning one year from the date of admission as a limited partner (common units) and subject to certain limitations described below, each limited partner other than PSB has the right to require the redemption of its partnership interest.

A limited partner (common units) that exercises its redemption right will receive cash from the Operating Partnership in an amount equal to the market value (as defined in the Operating Partnership Agreement) of the partnership interests redeemed. In lieu of the Operating Partnership redeeming the partner for cash, PSB, as general partner, has the right to elect to acquire the partnership interest directly from a limited partner exercising its redemption right, in exchange for cash in the amount specified above or by issuance of one share of PSB common stock for each unit of limited partnership interest redeemed.

A limited partner (common units) cannot exercise its redemption right if delivery of shares of PSB common stock would be prohibited under the applicable articles of incorporation, or if the general partner believes that there is a risk that delivery of shares of common stock would cause the general partner to no longer qualify as a REIT, would cause a violation of the applicable securities laws, or would result in the Operating Partnership no longer being treated as a partnership for federal income tax purposes.

At December 31, 2009, there were 7,305,355 common units owned by PS, which are accounted for as noncontrolling interests. On a fully converted basis, assuming all 7,305,355 noncontrolling interests — common units were converted into shares of common stock of PSB at December 31, 2009, the noncontrolling interest — common units would convert into approximately 23.0% of the common shares outstanding. Combined with PS's common stock ownership, on a fully converted basis, PS has a combined ownership of approximately 41.3% of the Company's common equity. At the end of each reporting period, the Company determines the amount of equity (book value of net assets) which is allocable to the noncontrolling interest based upon the ownership interest, and an adjustment is made to the noncontrolling interest, with a corresponding adjustment to paid-in capital, to reflect the noncontrolling interests' equity interest in the Company.

Preferred partnership units

Through the Operating Partnership, the Company had the following preferred units outstanding as of December 31, 2009 and 2008:

				December 31, 2009		December 31, 2008	
Series	Issuance Date	Earliest Potential Redemption Date	Dividend Rate	Units Outstanding	Amount (In thousands)	Units Outstanding	Amount (In thousands)
Series G	October, 2002	October, 2007	7.950%	800,000	$20,000	800,000	$20,000
Series J	May & June, 2004	May, 2009	7.500%	1,710,000	42,750	1,710,000	42,750
Series N	December, 2005	December, 2010	7.125%	223,300	5,583	800,000	20,000
Series Q	March, 2007	March, 2012	6.550%	203,400	5,085	480,000	12,000
Total				2,936,700	$73,418	3,790,000	$94,750

During the first quarter of 2009, the Company paid $12.3 million to repurchase 853,300 units of various series of Cumulative Redeemable Preferred Units for a weighted average purchase price of $14.46 per unit. The purchase price discount, equaling the liquidation value of $25.00 per unit over the weighted average purchase price of $14.46 per unit, is added to net income allocable to common shareholders, net of the original issue discount.

During the first quarter of 2007, the Company completed a private placement of $12.0 million of preferred units through its Operating Partnership. The 6.550% Series Q Cumulative Redeemable Preferred Units are non-callable for five years and have no mandatory redemption.

The Operating Partnership has the right to redeem preferred units on or after the fifth anniversary of the applicable issuance date at the original capital contribution plus the cumulative priority return, as defined, to the redemption date to the extent not previously distributed. The preferred units are exchangeable for Cumulative Redeemable Preferred Stock of the respective series of PSB on or after the tenth anniversary of the date of issuance at the option of the Operating Partnership or a majority of the holders of the respective preferred units. The Cumulative Redeemable Preferred Stock will have the same distribution rate and par value as the corresponding preferred units and will otherwise have equivalent terms to the other series of preferred stock described in Note 9. As of December 31, 2009 and 2008, the Company had $2.1 million and $2.7 million of deferred costs in connection with the issuance of preferred units, which the Company will report as additional distributions upon notice of redemption.

8. Related party transactions

Concurrent with the public offering, as discussed in Note 9, the Company sold 383,333 shares of common stock to PS for net proceeds of $17.8 million.

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PS and its affiliated entities for certain administrative services, which are allocated among PS and its affiliates in accordance with a methodology intended to fairly allocate those costs. These costs totaled $372,000, $390,000 and $303,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Operating Partnership manages industrial, office and retail facilities for PS and its affiliated entities. These facilities, all located in the United States, operate under the "Public Storage" or "PS Business Parks" names. The PS Business Parks name and logo is owned by PS and licensed to the Company under a non-exclusive, royalty-free license agreement. The license can be terminated by either party for any reason with six-months written notice.

Under the property management contracts, the Operating Partnership is compensated based on a percentage of the gross revenues of the facilities managed. Under the supervision of the property owners, the Operating Partnership coordinates rental policies, rent collections, marketing activities, the purchase of equipment and supplies, maintenance activities, and the selection and engagement of vendors, suppliers and independent contractors. In addition, the Operating Partnership assists and advises the property owners in establishing policies for the hire, discharge and supervision of employees for the operation of these facilities, including property managers and leasing, billing and maintenance personnel.

The property management contract with PS is for a seven-year term with the agreement automatically extending for an additional one-year period upon each one-year anniversary of its commencement (unless cancelled by either party). Either party can give notice of its intent to cancel the agreement upon expiration of its current term. Management fee revenues under these contracts were $698,000, $728,000 and $724,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

In December, 2006, PS began providing property management services for the mini storage component of two assets owned by the Company. These mini storage facilities, located in Palm Beach County, Florida, operate under the "Public Storage" name.

Under the property management contracts, PS is compensated based on a percentage of the gross revenues of the facilities managed. Under the supervision of the Company, PS coordinates rental policies, rent collections, marketing activities, the purchase of equipment and supplies, maintenance activities, and the selection and engagement of vendors, suppliers and independent contractors. In addition, PS assists and advises the Company in establishing policies for the hire, discharge and supervision of employees for the operation of these facilities, including on-site managers, assistant managers and associate managers.

Either the Company or PS can cancel the property management contract upon 60 days notice. Management fee expenses under the contract were approximately $50,000, $45,000 and $47,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company had amounts due from PS of $396,000 and $763,000 at December 31, 2009 and 2008, respectively, for these contracts, as well as for certain operating expenses paid by the Company on behalf of PS.

9. Shareholders' equity

Preferred stock

As of December 31, 2009 and December 31, 2008, the Company had the following series of preferred stock outstanding:

Series	Issuance Date	Earliest Potential Redemption Date	Dividend Rate	December 31, 2009 Shares Outstanding	December 31, 2009 Amount (In thousands)	December 31, 2008 Shares Outstanding	December 31, 2008 Amount (In thousands)
Series H	January & October, 2004	January, 2009	7.000%	6,340,776	$158,520	8,200,000	$205,000
Series I	April, 2004	April, 2009	6.875%	2,745,050	68,626	3,000,000	75,000
Series K	June, 2004	June, 2009	7.950%	2,165,000	54,125	2,300,000	57,500
Series L.......	August, 2004	August, 2009	7.600%	1,935,000	48,375	2,300,000	57,500
Series M	May, 2005	May, 2010	7.200%	3,182,000	79,550	3,300,000	82,500
Series O	June & August, 2006	June, 2011	7.375%	3,384,000	84,600	3,800,000	95,000
Series P.......	January, 2007	January, 2012	6.700%	5,290,000	132,250	5,350,000	133,750
Total.........				25,041,826	$626,046	28,250,000	$706,250

During the first quarter of 2009, the Company paid $50.2 million to repurchase 3,208,174 depositary shares, each representing 1/1,000 of a share of various series of Cumulative Redeemable Preferred Stock for a weighted average purchase price of $15.65 per depositary share. The purchase price discount, equaling the liquidation value of $25.00 per depositary share over the weighted average purchase price per depositary share of $15.65, is added to net income allocable to common shareholders, net of the original issue discount.

On December 1, 2008, the Company paid $5.5 million to repurchase 400,000 depositary shares, each representing 1/1,000 of a share of the 6.700% Cumulative Preferred Stock, Series P, for a cost of $13.70 per depositary share. The purchase price discount, equaling the liquidation value of $25.00 per depositary share over the weighted average purchase price per depositary share of $13.70, is added to net income allocable to common shareholders, net of the original issue discount.

On January 29, 2007, the Company redeemed 2.0 million depositary shares, each representing 1/1,000 of a share of 8.750% Cumulative Preferred Stock, Series F, for $50.0 million. The Company reported the excess of the redemption amount over the carrying amount of $1.7 million as a reduction of net income allocable to common shareholders for the year ended December 31, 2006 as a result of the Company notifying the holders of the redemption during the fourth quarter of 2006.

On January 17, 2007, the Company issued 5.8 million depositary shares, each representing 1/1,000 of a share of the 6.700% Cumulative Preferred Stock, Series P, at $25.00 per depositary share, for gross proceeds of $143.8 million.

The Company paid $44.7 million, $50.9 million and $50.9 million in distributions to its preferred shareholders for the years ended December 31, 2009, 2008 and 2007, respectively.

Holders of the Company's preferred stock will not be entitled to vote on most matters, except under certain conditions. In the event of a cumulative arrearage equal to six quarterly dividends, the holders of the preferred stock will have the right to elect two additional members to serve on the Company's Board of Directors until all events of default have been cured. At December 31, 2009, there were no dividends in arrears.

Except under certain conditions relating to the Company's qualification as a REIT, the preferred stock is not redeemable prior to the previously noted redemption dates. On or after the respective redemption dates, the respective series of preferred stock will be redeemable, at the option of the Company, in whole or in part, at $25.00 per depositary share, plus any accrued and unpaid dividends. As of December 31, 2009 and 2008, the Company had $20.7 million and $23.4 million, respectively, of deferred costs in connection with the issuance of preferred stock, which the Company will report as additional non-cash distributions upon notice of its intent to redeem such shares.

Common stock

On August 14, 2009, the Company closed the sale of 3,450,000 shares of common stock in a public offering and concurrently sold 383,333 shares of common stock to PS. The aggregate net proceeds were $171.2 million.

The Company's Board of Directors previously authorized the repurchase, from time to time, of up to 6.5 million shares of the Company's common stock on the open market or in privately negotiated transactions. During the year ended December 31, 2008, the Company repurchased 370,042 shares of common stock at an aggregate cost of $18.3 million or an average cost per share of $49.52. During the year ended December 31, 2007, the Company repurchased 601,042 shares of common stock at an aggregate cost of $31.9 million or an average cost per share of $53.00. Since inception of the program, the Company has repurchased an aggregate of 4.3 million shares of common stock at an aggregate cost of $152.8 million or an average cost per share of $35.84. Under existing board authorizations, the Company can repurchase an additional 2.2 million shares. No shares of common stock were repurchased under this program during the year ended December 31, 2009.

The Company paid $39.5 million ($1.76 per common share), $36.0 million ($1.76 per common share) and $34.3 million ($1.61 per common share) in distributions to its common shareholders for the years ended December 31, 2009, 2008 and 2007, respectively. The portion of the distributions classified as ordinary income was 100.0%, 100.0% and 97.8% for the years ended December 31, 2009, 2008 and 2007, respectively. The portion of the distributions classified as long-term capital gain income was 2.2% for the year ended December 31, 2007. No portion of the distributions was classified as long-term capital gain income for the years ended December 31, 2009 and 2008. Percentages in the three preceding sentences are unaudited.

Equity Stock

In addition to common and preferred stock, the Company is authorized to issue 100.0 million shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and give the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

10. Stock compensation

PSB has a 1997 Stock Option and Incentive Plan (the "1997 Plan") and a 2003 Stock Option and Incentive Plan (the "2003 Plan"), each covering 1.5 million shares of PSB's common stock. Under the 1997 Plan and 2003 Plan, PSB has granted non-qualified options to certain directors, officers and key employees to purchase shares of PSB's common stock at a price no less than the fair market value of the common stock at the date of grant. Additionally, under the 1997 Plan and 2003 Plan, PSB has granted restricted stock units to officers and key employees.

Generally, options under the 1997 Plan vest over a three-year period from the date of grant at the rate of one third per year and expire 10 years after the date of grant. Options under the 2003 Plan vest over a five-year period from the date of grant at the rate of one fifth per year and expire 10 years after the date of grant. Restricted stock units granted prior to August, 2002 are subject to a five-year vesting schedule, at 30% in year three, 30% in year four and 40% in year five. Generally, restricted stock units granted subsequent to August, 2002 are subject to a six-year vesting schedule, none in year one and 20% for each of the next five years. Certain restricted stock unit grants are subject to a four-year vesting schedule, with either cliff vesting after year four or none in year one and 33.3% for each of the next three years.

The weighted average grant date fair value of options granted in the years ended December 31, 2009, 2008 and 2007 were $4.14 per share, $8.50 per share and $12.11 per share, respectively. The Company has calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants for the years ended December 31, 2009, 2008 and 2007, respectively; a dividend yield of 4.4%, 3.1% and 2.6%; expected volatility of 19.4%, 19.1% and 18.2%; expected life of five years; and risk-free interest rates of 2.0%, 3.1% and 4.5%.

The weighted average grant date fair value of restricted stock units granted during the years ended December 31, 2009, 2008 and 2007 were $35.00, $52.66 and $67.88, respectively. The Company has calculated the fair value of each restricted stock unit grant using the market value on the date of grant.

At December 31, 2009, there were a combined total of 1.2 million options and restricted stock units authorized to grant. Information with respect to outstanding options and nonvested restricted stock units granted under the 1997 Plan and 2003 Plan is as follows:

Options:	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2006	588,971	$35.89		
Granted	32,000	$68.90		
Exercised	(43,384)	$33.84		
Forfeited	(5,000)	$39.18		
Outstanding at December 31, 2007	572,587	$37.86		
Granted	14,000	$57.79		
Exercised	(30,234)	$26.19		
Forfeited	—	$ —		
Outstanding at December 31, 2008	556,353	$39.00		
Granted	26,000	$40.50		
Exercised	(35,100)	$33.53		
Forfeited	(4,501)	$38.16		
Outstanding at December 31, 2009	542,752	$39.43	3.84 Years	$6,687
Exercisable at December 31, 2009	464,152	$37.33	3.21 Years	$6,332

Restricted Stock Units:	Number of Units	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2006	227,200	$48.88
Granted	47,300	$67.88
Vested	(29,723)	$40.62
Forfeited	(16,550)	$48.69
Nonvested at December 31, 2007	228,227	$53.91
Granted	40,700	$52.66
Vested	(35,499)	$46.57
Forfeited	(3,740)	$54.14
Nonvested at December 31, 2008	229,688	$54.81
Granted	11,700	$35.00
Vested	(114,797)	$53.94
Forfeited	(7,500)	$55.96
Nonvested at December 31, 2009	119,091	$53.64

Included in the Company's consolidated statements of income for the years ended December 31, 2009, 2008 and 2007 was $467,000, $436,000 and $590,000, respectively, in net compensation expense related to stock options. Net compensation expense of $2.3 million, $3.5 million and $3.0 million related to restricted stock units was recognized during the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, there was $470,000 of unamortized compensation expense related to stock options expected to be recognized over a weighted average period of 2.5 years. As of December 31, 2009, there was

$3.6 million of unamortized compensation expense related to restricted stock units expected to be recognized over a weighted average period of 3.2 years.

Cash received from 35,100 stock options exercised during the year ended December 31, 2009 was $1.2 million. Cash received from 30,234 stock options exercised during the year ended December 31, 2008 was $792,000. Cash received from 43,384 stock options exercised during the year ended December 31, 2007 was $1.5 million. The aggregate intrinsic value of the stock options exercised during the years ended December 31, 2009, 2008 and 2007 was $453,000, $844,000 and $1.2 million, respectively.

During the year ended December 31, 2009, 114,797 restricted stock units vested; in settlement of these units, 71,160 shares were issued, net of shares applied to payroll taxes. The aggregate fair value of the shares vested for the year ended December 31, 2009 was $4.3 million. During the year ended December 31, 2008, 35,499 restricted stock units vested; in settlement of these units, 22,505 shares were issued, net of shares applied to payroll taxes. The aggregate fair value of the shares vested for the year ended December 31, 2008 was $1.8 million. During the year ended December 31, 2007, 29,723 restricted stock units vested; in settlement of these units, 18,872 shares were issued, net of shares applied to payroll taxes. The aggregate fair value of the shares vested for the year ended December 31, 2007 was $2.0 million.

In May of 2004, the shareholders of the Company approved the issuance of up to 70,000 shares of common stock under the Retirement Plan for Non-Employee Directors (the "Director Plan"). Under the Director Plan the Company grants 1,000 shares of common stock for each year served as a director up to a maximum of 5,000 shares issued upon retirement. The Company recognizes compensation expense with regards to grants to be issued in the future under the Director Plan. As a result, included in the Company's consolidated statements of income was $167,000, $101,000 and $101,000 for the years ended December 31, 2009, 2008 and 2007, respectively, in compensation expense. As of December 31, 2009, 2008 and 2007, there was $252,000, $210,000 and $312,000, respectively, of unamortized compensation expense related to these shares. In April of 2007, the company issued 5,000 shares to a director upon retirement with an aggregate fair value of $345,000. No shares were issued during the years ended December 31, 2009 and 2008.

11. Supplementary quarterly financial data (unaudited)

	Three Months Ended			
	March 31, 2008	**June 30, 2008**	**September 30, 2008**	**December 31, 2008**
	(In thousands, except per share data)			
Revenues	$69,540	$69,864	$70,875	$70,836
Cost of operations	$22,195	$21,558	$22,325	$21,104
Net income allocable to common shareholders	$ 3,749	$ 4,561	$ 5,336	$ 9,533
Net income per share:				
Basic	$ 0.18	$ 0.22	$ 0.26	$ 0.47
Diluted	$ 0.18	$ 0.22	$ 0.26	$ 0.46

	Three Months Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(In thousands, except per share data)			
Revenues	$69,132	$67,375	$66,885	$67,565
Cost of operations	$22,436	$21,251	$21,320	$20,905
Net income allocable to common shareholders	$32,588	$ 8,152	$ 8,327	$ 9,855
Net income per share:				
Basic	$ 1.59	$ 0.40	$ 0.37	$ 0.40
Diluted	$ 1.59	$ 0.39	$ 0.37	$ 0.40

The quarterly results for the quarters ended September 30, June 30 and March 31, 2009 have been adjusted to properly reflect accelerated depreciation expense related to unamortized tenant improvements and lease commissions for leases terminated prior to their scheduled expiration of $576,000, $685,000 and $352,000, respectively. This adjustment resulted in a decrease in net income per shares as follows:

	Three Months Ended					
	September 30, 2009		June 30, 2009		March 31, 2009	
	As Adjusted	Previously Reported	As Adjusted	Previously Reported	As Adjusted	Previously Reported
	(In thousands, except per share data)					
Revenues	$66,885	$66,885	$67,375	$67,375	$69,132	$69,132
Cost of operations	$21,320	$21,320	$21,251	$21,251	$22,436	$22,436
Net income allocable to common shareholders	$ 8,327	$ 8,762	$ 8,152	$ 8,657	$32,588	$32,961
Net income per share:						
Basic	$ 0.37	$ 0.39	$ 0.40	$ 0.42	$ 1.59	$ 1.61
Diluted	$ 0.37	$ 0.39	$ 0.39	$ 0.42	$ 1.59	$ 1.60

12. Commitments and contingencies

Substantially all of the Company's properties have been subjected to Phase I environmental reviews. Such reviews have not revealed, nor is management aware of, any probable or reasonably possible environmental costs that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any potentially material environmental liability.

The Company currently is neither subject to any other material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company other than routine litigation and administrative proceedings arising in the ordinary course of business.

13. 401(K) Plan

The Company has a 401(K) savings plan (the "Plan") in which all eligible employees may participate. The Plan provides for the Company to make matching contributions to all eligible employees up to 4% of their annual salary dependent on the employee's level of participation. For the years ended December 31, 2009, 2008 and 2007, $294,000, $274,000 and $267,000, respectively, was charged as expense related to this plan.

PS BUSINESS PARKS, INC.

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2009
(DOLLARS IN THOUSANDS)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2009					
Description	Location	Encumbrances	Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation	Year(s) Acquired	Depreciable Lives (Years)
Mesa	Mesa, AZ	$ —	$ 675	$ 1,692	$ 2,820	$ 675	$ 4,512	$ 5,187	$ 2,330	1997	5-30
Corporate/Metro Park Phoenix	Phoenix, AZ	—	5,130	17,514	2,131	5,130	19,645	24,775	8,534	1999/2003	5-30
Tempe/McKellips	Tempe, AZ	—	195	522	618	195	1,140	1,335	620	1997	5-30
University	Tempe, AZ	—	2,805	7,107	5,886	2,805	12,993	15,798	7512	1997	5-30
Parkway Commerce	Hayward, CA	—	4,398	10,433	3,777	4,398	14,210	18,608	6,293	1997	5-30
Monterey/Calle	Monterey, CA	—	288	706	260	288	966	1,254	503	1997	5-30
Northpointe Business Center	Sacramento, CA	—	3,031	13,826	5,109	3,031	18,935	21,966	9,922	1999	5-30
Sacramento/Northgate	Sacramento, CA	—	1,710	4,567	2,821	1,710	7,388	9,098	3,990	1997	5-30
Las Plumas	San Jose, CA	—	4,379	12,889	5,504	4,379	18,393	22,772	10,042	1998	5-30
Oakland Road	San Jose, CA	—	3,458	8,765	2,615	3,458	11,380	14,838	5,469	1997	5-30
Rogers Ave	San Jose, CA	—	3,540	4,896	368	3,540	5,264	8,804	1,200	2006	5-30
San Ramon/Norris Canyon	San Ramon, CA	—	1,486	3,642	1,043	1,486	4,685	6,171	2,160	1997	5-30
Commerce Park	Santa Clara, CA	—	17,218	21,914	3,242	17,218	25,156	42,374	11,039	2007	5-30
Santa Clara Tech Park	Santa Clara, CA	—	7,673	15,645	1,151	7,673	16,796	24,469	7,252	2000	5-30
Airport Blvd.	So. San Francisco, CA	—	899	2,387	584	899	2,971	3,870	1,311	1997	5-30
So. San Francisco/Produce	So. San Francisco, CA	—	776	1,886	367	776	2,253	3,029	960	1997	5-30
Buena Park Industrial Center	Buena Park, CA	—	3,245	7,703	1,828	3,245	9,531	12,776	4,429	1997	5-30
Carson	Carson, CA	—	990	2,496	1,121	990	3,617	4,607	1,845	1997	5-30
Cerritos Business Center	Cerritos, CA	—	4,218	10,273	3,060	4,218	13,333	17,551	6,450	1997	5-30
Cerritos/Edwards	Cerritos, CA	—	450	1,217	942	450	2,159	2,609	978	1997	5-30
Culver City	Culver City, CA	—	3,252	8,157	5,995	3,252	14,152	17,404	6,953	1997	5-30
Corporate Pointe	Irvine, CA	—	6,876	18,519	5,239	6,876	23,758	30,634	11,343	2000	5-30
Laguna Hills Commerce Center	Laguna Hills, CA	—	16,261	39,559	3,637	16,261	43,196	59,457	18,556	1997	5-30
Plaza Del Lago	Laguna Hills, CA	—	2,037	5,051	3,434	2,037	8,485	10,522	4,748	1997	5-30
Canada	Lake Forest, CA	—	5,508	13,785	4,159	5,508	17,944	23,452	8,461	1997	5-30
Monterey Park	Monterey Park, CA	—	3,078	7,862	1,127	3,078	8,989	12,067	4,182	1997	5-30
Orange County Business Center	Orange County, CA	—	9,405	35,746	15,833	9,405	51,579	60,984	33,959	2003	5-30
Orangewood	Orange County, CA	—	2,637	12,291	2,932	2,637	15,223	17,860	5,984	2003	5-30
Kearney Mesa	San Diego, CA	—	2,894	7,089	2,349	2,894	9,438	12,332	4,357	1997	5-30
Lusk	San Diego, CA	—	5,711	14,049	4,693	5,711	18,742	24,453	9,013	1997	5-30
Rose Canyon Business Park	San Diego, CA	14,006	15,129	20,054	1,309	15,129	21,363	36,492	7,413	2005	5-30
Signal Hill	Signal Hill, CA	—	6,693	12,699	1,779	6,693	14,478	21,171	5,460	1997/2006	5-30
Studio City/Ventura	Studio City, CA	—	621	1,530	323	621	1,853	2,474	875	1997	5-30
Torrance	Torrance, CA	—	2,318	6,069	2,039	2,318	8,108	10,426	3,987	1997	5-30
Boca Commerce	Boca Raton, FL	9,819	7,795	9,258	517	7,795	9,775	17,570	2,043	2006	5-30
MICC	Miami, FL	—	88,134	97,804	28,143	88,134	125,947	214,081	54,398	2003	5-30
Wellington	Wellington, FL	12,616	10,845	18,560	915	10,845	19,475	30,320	3,782	2006	5-30
Ammendale	Beltsville, MD	—	4,278	18,380	7,384	4,278	25,764	30,042	14,900	1998	5-30
Gaithersburg/Christopher	Gaithersburg, MD	—	475	1,203	465	475	1,668	2,143	831	1997	5-30
Metro Park	Rockville, MD	—	33,995	94,463	27,462	33,995	121,925	155,920	56,343	2001	5-30
Westech Business Park	Silver Spring, MD	16,446	25,261	74,572	7,038	25,261	81,610	106,871	23,183	2006	5-30
Cornell Oaks	Beaverton, OR	—	20,616	63,235	11,682	20,616	74,917	95,533	34,725	2001	5-30

Description	Location	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2009			Accumulated Depreciation	Year(s) Acquired	Depreciable Lives (Years)
			Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Total			
Creekside	Beaverton, OR	—	15,007	47,125	16,989	15,007	64,114	79,121	35,297	1998/2000	5-30
Milwaukie	Milwaukie, OR	—	1,125	2,857	1,433	1,125	4,290	5,415	2,045	1997	5-30
Empire Commerce	Dallas, TX	—	304	1,545	739	304	2,284	2,588	1,189	1998	5-30
Northgate	Dallas, TX	—	1,274	5,505	2,393	1,274	7,898	9,172	4,172	1998	5-30
Westwood Business Park	Farmers Branch, TX	—	941	6,884	1,394	941	8,278	9,219	3,235	2003	5-30
Eastgate	Garland, TX	—	480	1,203	495	480	1,698	2,178	855	1997	5-30
NFTZ(1)	Irving, TX	—	1,517	6,499	1,793	1,517	8,292	9,809	4,619	1998	5-30
Royal Tech	Irving, TX	—	13,707	51,560	17,866	13,707	69,426	83,133	33,362	1998/1999/2000	5-30
La Prada	Mesquite, TX	—	495	1,235	524	495	1,759	2,254	887	1997	5-30
The Summit	Plano, TX	—	1,536	6,654	3,485	1,536	10,139	11,675	5,302	1998	5-30
Richardson/Business Parkway	Richardson, TX	—	799	3,568	2,124	799	5,692	6,491	3,145	1998	5-30
Ben White	Austin, TX	—	1,550	7,015	886	1,550	7,901	9,451	3,895	1998	5-30
Lamar Business Park	Austin, TX	—	2,528	6,596	3,776	2,528	10,372	12,900	6,600	1997	5-30
McKalla	Austin, TX	—	1,411	6,384	1,558	1,411	7,942	9,353	4,210	1998	5-30
McNeil	Austin, TX	—	437	2,013	957	437	2,970	3,407	1,880	1999	5-30
Rutland	Austin, TX	—	2,022	9,397	3,139	2,022	12,536	14,558	5,334	1998/1999	5-30
Waterford	Austin, TX	—	2,108	9,649	2,657	2,108	12,306	14,414	6,141	1999	5-30
Houston/Timberway	Houston, TX	—	1,140	3,003	4,508	1,140	7,511	8,651	4,391	1997	5-30
Westchase Corporate Park	Houston, TX	—	2,173	7,338	1,515	2,173	8,853	11,026	4,064	1999	5-30
Quail Valley	Missouri City, TX	—	360	918	679	360	1,597	1,957	883	1997	5-30
Bren Mar	Alexandria, VA	—	2,197	5,380	3,083	2,197	8,463	10,660	4,211	1997	5-30
Eisenhower	Alexandria, VA	—	1,440	3,635	2,053	1,440	5,688	7,128	3,107	1997	5-30
Beaumont	Chantilly, VA	—	4,736	11,051	1,643	4,736	12,694	17,430	4,356	2006	5-30
Dulles South/Sullyfield	Chantilly, VA	—	1,373	6,810	1,865	1,373	8,675	10,048	4,329	1999	5-30
Lafayette	Chantilly, VA	—	1,680	13,398	3,165	1,680	16,563	18,243	8,878	1999/2000	5-30
Park East	Chantilly, VA	—	3,851	18,029	4,667	3,851	22,696	26,547	10,696	1999	5-30
Fair Oaks Business Park	Fairfax, VA	—	13,598	36,232	4,302	13,598	40,534	54,132	13,450	2004/2007	5-30
Prosperity Business Campus	Fairfax, VA	—	23,147	67,575	16,222	23,147	83,797	106,944	38,983	2001	5-30
Monroe	Herndon, VA	—	6,737	18,911	7,677	6,737	26,588	33,325	14,015	1997/1999	5-30
Gunston	Lorton, VA	—	4,146	17,872	3,436	4,146	21,308	25,454	10,722	1998	5-30
Alban Road	Springfield, VA	—	1,935	4,736	4,081	1,935	8,817	10,752	4,798	1997	5-30
I-95	Springfield, VA	—	3,535	15,672	9,537	3,535	25,209	28,744	15,465	2000	5-30
Northpointe	Sterling, VA	—	2,767	8,778	3,758	2,767	12,536	15,303	7,315	1997/1998	5-30
Shaw Road	Sterling, VA	—	2,969	10,008	3,717	2,969	13,725	16,694	7,963	1998	5-30
Woodbridge	Woodbridge, VA	—	1,350	3,398	1,380	1,350	4,778	6,128	2,420	1997	5-30
Overlake	Redmond, WA	—	27,761	49,353	3,198	27,761	52,551	80,312	20,403	2007	5-30
Renton	Renton, WA	—	330	889	470	330	1,359	1,689	648	1997	5-30
		$52,887	$494,849	$1,208,690	$326,865	$494,849	$1,535,555	$2,030,404	$711,600		

(1) The Company owns two properties that are subject to ground leases in Las Colinas, Texas, expiring in 2019 and 2020, each with one 10 year extension option.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 26, 2010

PS Business Parks, Inc.

By: /s/ Joseph D. Russell, Jr.

Joseph D. Russell, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald L. Havner, Jr. Ronald L. Havner, Jr.	Chairman of the Board	February 26, 2010
/s/ Joseph D. Russell, Jr. Joseph D. Russell, Jr.	President, Director and Chief Executive Officer (principal executive officer)	February 26, 2010
/s/ Edward A. Stokx Edward A. Stokx	Chief Financial Officer (principal financial officer and principal accounting officer)	February 26, 2010
/s/ R. Wesley Burns R. Wesley Burns	Director	February 26, 2010
/s/ Jennifer Holden Dunbar Jennifer Holden Dunbar	Director	February 26, 2010
/s/ Arthur M. Friedman Arthur M. Friedman	Director	February 26, 2010
/s/ James H. Kropp James H. Kropp	Director	February 26, 2010
/s/ Harvey Lenkin Harvey Lenkin	Director	February 26, 2010
/s/ Michael V. McGee Michael V. McGee	Director	February 26, 2010

PS BUSINESS PARKS, INC.

EXHIBIT INDEX
(Items 15(a)(3) and 15(b))

3.1 Restated Articles of Incorporation. Filed with Registrant's Registration Statement on Form S-3 (No. 333-78627) and incorporated herein by reference.

3.2 Certificate of Determination of Preferences of 8.75% Series C Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.

3.3 Certificate of Determination of Preferences of 8.875% Series X Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.

3.4 Amendment to Certificate of Determination of Preferences of 8.875% Series X Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.

3.5 Certificate of Determination of Preferences of 8.875% Series Y Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (SEC File No. 001-10709) and incorporated herein by reference.

3.6 Certificate of Determination of Preferences of 9.50% Series D Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated May 7, 2001 (SEC File No. 001-10709) and incorporated herein by reference.

3.7 Amendment to Certificate of Determination of Preferences of 9.50% Series D Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 001-10709) and incorporated herein by reference.

3.8 Certificate of Determination of Preferences of 9¼% Series E Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 001-10709) and incorporated herein by reference.

3.9 Certificate of Determination of Preferences of 8.75% Series F Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated January 18, 2002 (SEC File No. 001-10709) and incorporated herein by reference.

3.10 Certificate of Determination of Preferences of 7.95% Series G Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

3.11 Certificate of Determination of Preferences of 7.00% Series H Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. filed with Registrant's Current Report on Form 8-K dated January 16, 2004 and incorporated herein by reference.

3.12 Certificate of Determination of Preferences of 6.875% Series I Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated March 31, 2004 and incorporated herein by reference.

3.13 Certificate of Determination of Preferences of 7.50% Series J Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

3.14 Certificate of Determination of Preferences of 7.950% Series K Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated June 24, 2004 and incorporated herein by reference.

3.15 Certificate of Determination of Preferences of 7.60% Series L Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated August 23, 2004 and incorporated herein by reference.

3.16 Certificate of Correction of Certificate of Determination of Preferences for the 7.00% Cumulative Preferred Stock, Series H of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated October 18, 2004 and incorporated herein by reference.

3.17 Amendment to Certificate of Determination of Preferences for the 7.00% Cumulative Preferred Stock, Series H of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated October 18, 2004 and incorporated herein by reference.

3.18 Certificate of Determination of Preferences of 7.20% Cumulative Preferred Stock, Series M of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated April 29, 2005 and incorporated herein by reference.

3.19 Certificate of Determination of Preferences of 7⅛% Series N Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated December 16, 2005 and incorporated herein by reference.

3.20 Certificate of Determination of Preferences of 7.375% Series O Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated May 18, 2006 and incorporated herein by reference.

3.21 Certificate of Correction of Certificate of Determination of Preferences of 7.375% Cumulative Preferred Stock, Series O of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated August 10, 2006 and incorporated herein by reference.

3.22 Amendment to Certificate of Determination of Preferences of 7.375% Series O Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated August 10, 2006 and incorporated herein by reference.

3.23 Certificate of Determination of Preferences of 6.70% Series P Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated January 9, 2007 and incorporated herein by reference.

3.24 Certificate of Determination of Preferences of 6.55% Series Q Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated March 16, 2007 and incorporated herein by reference.

3.25 Restated Bylaws, as amended. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and incorporated herein by reference.

4.1 Deposit Agreement Relating to 7.00% Cumulative Preferred Stock, Series H of PS Business Parks, Inc., dated as of January 15, 2004. Filed with Registrant's Current Report on Form 8-K dated January 15, 2004 and incorporated herein by reference.

4.2 Specimen Stock Certificate for Registrant's 7.00% Cumulative Preferred Stock, Series H. Filed with Registrant's Current Report on Form 8-K dated January 15, 2004 and incorporated herein by reference.

4.3 Deposit Agreement Relating to 6.875% Cumulative Preferred Stock, Series I of PS Business Parks, Inc., dated as of March 31, 2004. Filed with Registrant's Current Report on Form 8-K dated March 31, 2004 and incorporated herein by reference.

4.4 Specimen Stock Certificate for Registrant's 6.875% Cumulative Preferred Stock, Series I. Filed with Registrant's Current Report on Form 8-K dated March 31, 2004 and incorporated herein by reference.

4.5 Deposit Agreement Relating to 7.95% Cumulative Preferred Stock, Series K of PS Business Parks, Inc., dated as of June 24, 2004. Filed with Registrant's Current Report on Form 8-K dated June 24, 2004 and incorporated herein by reference.

4.6 Specimen Stock Certificate for Registrant's 7.95% Cumulative Preferred Stock, Series K. Filed with Registrant's Current Report on Form 8-K dated June 24, 2004 and incorporated herein by reference.

4.7 Deposit Agreement Relating to 7.60% Cumulative Preferred Stock, Series L of PS Business Parks, Inc., dated as of August 23, 2004. Filed with Registrant's Current Report on Form 8-K dated August 23, 2004 and incorporated herein by reference.

4.8 Specimen Stock Certificate for Registrant's 7.60% Cumulative Preferred Stock, Series L. Filed with Registrant's Current Report on Form 8-K dated August 23, 2004 and incorporated herein by reference.

4.9 Deposit Agreement Relating to 7.20% Cumulative Preferred Stock, Series M of PS Business Parks, Inc., dated as of April 27, 2005. Filed with Registrant's Current Report on Form 8-K dated April 27, 2005 and incorporated herein by reference.

4.10 Specimen Stock Certificate for Registrant's 7.20% Cumulative Preferred Stock, Series M. Filed with Registrant's Current Report on Form 8-K dated April 27, 2005 and incorporated herein by reference.

4.11	Deposit Agreement Relating to 7.375% Cumulative Preferred Stock, Series O of PS Business Parks, Inc., dated as of May 18, 2006. Filed with Registrant's Current Report on Form 8-K dated May 18, 2006 and incorporated herein by reference.
4.12	Specimen Stock Certificate for Registrant's 7.375% Cumulative Preferred Stock, Series O. Filed with Registrant's Current Report on Form 8-K dated May 18, 2006 and incorporated herein by reference.
4.13	Deposit Agreement Relating to 6.70% Cumulative Preferred Stock, Series P of PS Business Parks, Inc., dated as of January 9, 2007. Filed with Registrant's Current Report on Form 8-K dated January 9, 2007 and incorporated herein by reference.
4.14	Specimen Stock Certificate for Registrant's 6.70% Cumulative Preferred Stock, Series P. Filed with Registrant's Current Report on Form 8-K dated January 9, 2007 and incorporated herein by reference.
10.1	Amended Management Agreement between Storage Equities, Inc. and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with PS's Annual Report on Form 10-K for the year ended December 31, 1994 (SEC File No. 001-08389) and incorporated herein by reference.
10.2	Agreement of Limited Partnership of PS Business Parks, L.P. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (SEC File No. 001-10709) and incorporated herein by reference.
10.3*	Offer Letter/ Employment Agreement between Registrant and Joseph D. Russell, Jr., dated as of September 6, 2002. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.4	Form of Indemnity Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (SEC File No. 001-10709) and incorporated herein by reference.
10.5*	Form of Indemnification Agreement for Executive Officers. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.
10.6	Cost Sharing and Administrative Services Agreement dated as of November 16, 1995 by and among PSCC, Inc. and the owners listed therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (SEC File No. 001-10709) and incorporated herein by reference.
10.7	Amendment to Cost Sharing and Administrative Services Agreement dated as of January 2, 1997 by and among PSCC, Inc. and the owners listed therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (SEC File No. 001-10709) and incorporated herein by reference.
10.8	Accounts Payable and Payroll Disbursement Services Agreement dated as of January 2, 1997 by and between PSCC, Inc. and AOPP LP. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (SEC File No. 001-10709) and incorporated herein by reference.
10.9	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8.875% Series B Cumulative Redeemable Preferred Units, dated as of April 23, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (SEC File No. 001-10709) and incorporated herein by reference.
10.10	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 9.25% Series A Cumulative Redeemable Preferred Units, dated as of April 30, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (SEC File No. 001-10709) and incorporated herein by reference.
10.11	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8.75% Series C Cumulative Redeemable Preferred Units, dated as of September 3, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.
10.12	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8.875% Series X Cumulative Redeemable Preferred Units, dated as of September 7, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.
10.13	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to Additional 8.875% Series X Cumulative Redeemable Preferred Units, dated as of September 23, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.

10.14 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8.875% Series Y Cumulative Redeemable Preferred Units, dated as of July 12, 2000. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (SEC File No. 001-10709) and incorporated herein by reference.

10.15 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 9.50% Series D Cumulative Redeemable Preferred Units, dated as of May 10, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (SEC File No. 001-10709) and incorporated herein by reference.

10.16 Amendment No. 1 to Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 9.50% Series D Cumulative Redeemable Preferred Units, dated as of June 18, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 001-10709) and incorporated herein by reference.

10.17 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 9¼% Series E Cumulative Redeemable Preferred Units, dated as of September 21, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 001-10709) and incorporated herein by reference.

10.18 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8.75% Series F Cumulative Redeemable Preferred Units, dated as of January 18, 2002. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (SEC File No. 001-10709) and incorporated herein by reference.

10.19 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.95% Series G Cumulative Redeemable Preferred Units, dated as of October 30, 2002. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

10.20 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.00% Series H Cumulative Redeemable Preferred Units, dated as of January 16, 2004. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

10.21 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 6.875% Series I Cumulative Redeemable Preferred Units, dated as of April 21, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.

10.22 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.50% Series J Cumulative Redeemable Preferred Units, dated as of May 27, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

10.23 Amendment No. 1 to Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.50% Series J Cumulative Redeemable Preferred Units, dated as of June 17, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

10.24 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.95% Series K Cumulative Redeemable Preferred Units, dated as of June 30, 2004, filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

10.25 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.60% Series L Cumulative Redeemable Preferred Units, dated as of August 31, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.

10.26 Amendment No. 1 to Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.00% Series H Cumulative Redeemable Preferred Units, dated as of October 25, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.

10.27 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.20% Series M Cumulative Redeemable Preferred Units, dated as of May 2, 2005. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and incorporated herein by reference.

10.28 Amendment No. 1 to Amendment to Agreement of Limited Partnership Relating to 7.20% Series M Cumulative Redeemable Preferred Units, dated as of May 9, 2005. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.

10.29 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7⅛% Series N Cumulative Redeemable Preferred Units, dated as of December 12, 2005. Filed with Registrant's Current Report on Form 8-K dated December 16, 2005 and incorporated herein by reference.

10.30 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.375% Series O Cumulative Redeemable Preferred Units, dated as of June 16, 2006. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference.

10.31 Amendment No. 1 to Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.375% Series O Cumulative Redeemable Preferred Units, dated as of August 16, 2006. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference.

10.32 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 6.70% Series P Cumulative Redeemable Preferred Units, dated as of January 9, 2007. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference.

10.33 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 6.55% Series Q Cumulative Redeemable Preferred Units, dated as of March 12, 2007. Filed with Registrant's Current Report on Form 8-K dated March 16, 2007 and incorporated herein by reference.

10.34 Registration Rights Agreement by and between PS Business Parks, Inc. and GSEP 2002 Realty Corp., dated as of October 30, 2002, relating to 7.95% Series G Cumulative Redeemable Preferred Units. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

10.35 Amended and Restated Registration Rights Agreement by and between PS Business Parks, Inc. and GSEP 2004 Realty Corp., dated as of June 17, 2004, relating to 7.50% Series J Cumulative Redeemable Preferred Units. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

10.36 Registration Rights Agreement by and between PS Business Parks, Inc. and GSEP 2005 Realty Corp., dated as of December 12, 2005. Filed with Registrant's Current Report on Form 8-K dated December 16, 2005 and incorporated herein by reference.

10.37 Registration Rights Agreement by and between PS Business Parks, Inc. and GSEP 2006 Realty Corp., dated as of March 12, 2007. Filed with Registrant's Current Report on Form 8-K dated March 16, 2007 and incorporated herein by reference.

10.38 Amended and Restated Revolving Credit Agreement dated as of October 29, 2002 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 (SEC File No. 001-10709) and incorporated herein by reference.

10.39 Modification Agreement, dated as of December 29, 2003. Filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference. This exhibit modifies the Amended and Restated Revolving Credit Agreement dated as of October 29, 2002 and filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 (SEC File No. 001-10709) and incorporated herein by reference.

10.40 Modification Agreement, dated as of January 23, 2004. Filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference. This exhibit modifies the Modification Agreement dated as of December 29, 2003 and filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

10.41 Third Modification Agreement, dated as of August 5, 2005. Filed with the Registrant's Current Report on Form 8-K dated August 5, 2005 and incorporated herein by reference. This exhibit modifies the Modification Agreement dated as of January 23, 2004 and filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

10.42 Fourth Modification Agreement dated as of July 30, 2008 to Amended and Restated Revolving Credit Agreement dated October 29, 2002. Filed with Registrant's Current Report of Form 8-K dated August 5, 2008 and incorporated herein by reference.

10.43 Letter Agreement, dated as of December 29, 2003, between Public Storage, Inc. and PS Business Parks, L.P. Filed with the Registrant's Current Report on Form 8-K dated January 14, 2004 and incorporated herein by reference.

10.44*	Registrant's 1997 Stock Option and Incentive Plan. Filed with Registrant's Registration Statement on Form S-8 (No. 333-48313) and incorporated herein by reference.
10.45*	Registrant's 2003 Stock Option and Incentive Plan. Filed with Registrant's Registration Statement on Form S-8 (No. 333-104604) and incorporated herein by reference.
10.46*	Retirement Plan for Non-Employee Directors. Filed with Registrant's Registration Statement on Form S-8 (No. 333-129463) and incorporated herein by reference.
10.47*	Form of PS Business Parks, Inc. Restricted Stock Unit Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.
10.48*	Form of PS Business Parks, Inc. 2003 Stock Option and Incentive Plan Non-Qualified Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.
10.49*	Form of PS Business Parks, Inc. 2003 Stock Option and Incentive Plan Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.
12	Statement re: Computation of Ratio of Earnings to Fixed Charges. Filed herewith.
21	List of Subsidiaries. Filed herewith.
23	Consent of Independent Registered Public Accounting Firm. Filed herewith.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

---

* Management contract or compensatory plan or arrangement

Exhibit 12

PS BUSINESS PARKS, INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	2009	2008	2007	2006	2005
Income from continuing operations	$92,021	$84,750	$81,112	$78,504	$75,617
Interest expense	3,552	3,952	4,130	2,575	1,330
Earnings from continuing operations available to cover fixed charges	$95,573	$88,702	$85,242	$81,079	$76,947
Fixed charges(1)	$ 3,552	$ 3,952	$ 4,130	$ 2,575	$ 1,330
Preferred stock dividends	17,440	46,630	50,937	47,933	43,011
Preferred partnership distributions	(2,569)	7,007	6,854	11,155	10,651
Combined fixed charges and preferred distributions	$18,423	$57,589	$61,921	$61,663	$54,992
Ratio of earnings from continuing operations to fixed charges	26.9	22.4	20.6	31.5	57.9
Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	5.2	1.5	1.4	1.3	1.4

Supplemental disclosure of Ratio of Funds from Operations ("FFO") to fixed charges:

	2009	2008	2007	2006	2005
FFO	$163,074	$131,558	$122,405	$106,235	$102,608
Interest expense	3,552	3,952	4,130	2,575	1,330
Net income allocable to noncontrolling interests — preferred units	(2,569)	7,007	6,854	11,155	10,651
Preferred stock dividends	17,440	46,630	50,937	47,933	43,011
FFO available to cover fixed charges	$181,497	$189,147	$184,326	$167,898	$157,600
Fixed charges(1)	$ 3,552	$ 3,952	$ 4,130	$ 2,575	$ 1,330
Preferred stock dividends(2)	44,662	50,858	50,937	44,553	43,011
Preferred partnership distributions(2)	5,848	7,007	6,854	9,789	10,350
Combined fixed charges and preferred distributions paid	$ 54,062	$ 61,817	$ 61,921	$ 56,917	$ 54,691
Ratio of adjusted FFO to fixed charges	51.1	47.9	44.6	65.2	118.5
Ratio of adjusted FFO to combined fixed charges and preferred distributions paid	3.4	3.1	3.0	2.9	2.9

(1) Fixed charges include interest expense.

(2) Excludes the effect of redemption/repurchase of preferred equity.

Exhibit 21

List of Subsidiaries

The following sets forth the subsidiaries of the Registrant and their respective states of incorporation or organization:

Name	State
American Office Park Properties, TPGP, Inc.	California
PSBP QRS, Inc.	California
Hernmore, Inc.	Maryland
AOPP Acquisition Corp. Two	California
Tenant Advantage, Inc.	California
PS Business Parks, L.P.	California
PSBP Northpointe D, L.L.C.	Virginia
PSBP Monroe, L.L.C.	Virginia
Monroe Parkway, L.L.C.	Virginia
2767 Prosperity Way, L.L.C	California
Metro Park I, L.L.C.	Delaware
Metro Park II, L.L.C.	Delaware
Metro Park III, L.L.C.	Delaware
Metro Park IV, L.L.C.	Delaware
Metro Park V, L.L.C.	Delaware
PS Metro Park, L.L.C.	Delaware
PSBP Westwood GP, L.L.C.	Delaware
PSBP Industrial, L.L.C.	Delaware
Miami International Commerce Center	Florida
REVX-098, L.L.C.	Delaware
PS Rose Canyon, L.L.C.	Delaware
GB, L.L.C.	Maryland
PSBP Meadows L.L.C.	Delaware
PSB Boca Commerce Park, L.L.C.	Delaware
PSB Wellington Commerce Park I, L.L.C.	Delaware
PSB Wellington Commerce Park II, L.L.C.	Delaware
PSB Wellington Commerce Park III, L.L.C.	Delaware

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-48313) of PS Business Parks, Inc. pertaining to the PS Business Parks, Inc. 1997 Stock Option and Incentive Plan, the Registration Statement on Form S-8 (No. 333-50274) of PS Business Parks, Inc. pertaining to the PS 401(k)/ Profit Sharing Plan, the Registration Statement on Form S-8 (No. 333-104604) of PS Business Parks, Inc. pertaining to the PS Business Parks, Inc. 2003 Stock Option and Incentive Plan, the Registration Statement on Form S-8 (No. 333-129463) of PS Business Parks, Inc. pertaining to the PS Business Parks, Inc. Retirement Plan for Non-Employee Directors, the Registration Statement on Form S-3 (No. 333-78627) and in the related prospectus, the Registration Statement on Form S-3 (No. 333-50463) and in the related prospectus, the Registration Statement on Form S-3 (No. 333-112969) and the related prospectus, the Registration Statement on Form S-3 (No. 333-140972) and the related prospectus, and the Registration Statement on Form S-3 (No. 333-160104) and the related prospectus of our reports dated February 26, 2010 with respect to the consolidated financial statements and related financial statement schedule of PS Business Parks, Inc., and the effectiveness of internal control over financial reporting of PS Business Parks, Inc., included in this Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
February 26, 2010

Exhibit 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph D. Russell, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of PS Business Parks, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JOSEPH D. RUSSELL, JR.

Name: Joseph D. Russell, Jr.
Title: Chief Executive Officer
Date: February 26, 2010

Exhibit 31.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Edward A. Stokx certify that:

1. I have reviewed this annual report on Form 10-K of PS Business Parks, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ EDWARD A. STOKX

Name: Edward A. Stokx
Title: Chief Financial Officer
Date: February 26, 2010

Exhibit 32.1

Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of PS Business Parks, Inc. (the "Company") for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Joseph D. Russell Jr., as Chief Executive Officer of the Company, and Edward A. Stokx, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOSEPH D. RUSSELL, JR.

Name: Joseph D. Russell, Jr.
Title: Chief Executive Officer
Date: February 26, 2010

/s/ EDWARD A. STOKX

Name: Edward A. Stokx
Title: Chief Financial Officer
Date: February 26, 2010

CORPORATE DATA

PS Business Parks, Inc.

Corporate Headquarters

701 Western Avenue
Glendale, California 91201-2349
(818) 244-8080 Telephone
(818) 242-0566 Facsimile

Website

www.psbusinessparks.com

Board of Directors

RONALD L. HAVNER, JR. (1998)
Chairman of the Board
Vice-Chairman of the Board, President and Chief Executive Officer of
Public Storage

JOSEPH D. RUSSELL, JR. (2003)
President and Chief Executive Officer

R.WESLEY BURNS (2005)
Retired Managing Director
PIMCO

JENNIFER HOLDEN DUNBAR (2009)
Managing Director
Dunbar Partners, LLC

ARTHUR M. FRIEDMAN (1998)
Private Investor

JAMES H. KROPP (1998)
Chief Investment Officer
i3 Funds LLC

HARVEY LENKIN (1998)
Retired President and Chief Operating Officer
Public Storage

SARA GROOTWASSINK LEWIS (2010)
Private Investor

MICHAEL V. McGEE (2006)
President and Chief Executive Officer
Pardee Homes

( ) = date director was elected to the Board

Executive Officers

JOSEPH D. RUSSELL, JR.
President and Chief Executive Officer

JOHN W. PETERSEN
Executive Vice President and Chief Operating Officer

EDWARD A. STOKX
Executive Vice President, Chief Financial Officer and Secretary

MARIA R. HAWTHORNE
Senior Vice President, East Coast

Vice Presidents

TRENTON A. GROVES
Vice President, Corporate Controller

COBY A. HOLLEY
Vice President, Pacific Northwest Division

ROBIN E. MATHER
Vice President, Southern California Division

WILLIAM A. McFAUL
Vice President, Washington Metro Division

ROSS K. PARKIN
Vice President, Acquisitions and Dispositions

EDDIE F. RUIZ
Vice President, Director of Facilities

VIOLA I. SANCHEZ
Vice President, Southeast Division

DAVID A. VICARS
Vice President, Midwest Division

Regional Management

STUART H. HUTCHISON
Regional Manager, Southern California

ANDREW A. MIRCOVICH
Regional Manager, Southern California

JEFFREY C. PASCHAL
Regional Manager, Midwest

KEITH W. SUMMERS
Regional Manager, Northern Virginia

EUGENE UHLMAN
Regional Manager, Maryland

DAVID C. WEINSTEIN
Regional Manager, Northern California

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Independent Registered Public Accounting Firm

Ernst & Young LLP
Los Angeles, CA

Stock Listing

PS Business Parks, Inc. is traded on the New York Stock Exchange under the symbol "PSB."


PSB
LISTED
NYSE

Certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Our Chief Executive Officer's most recent annual certification to the New York Stock Exchange was submitted on May 28, 2009.

Additional Information Sources

The Company's website, www.psbusinessparks.com, contains financial information of interest to shareholders, brokers and others.


NAREIT

PS Business Parks, Inc. is a member and active supporter of the National Association of Real Estate Investment Trusts.



PSBUSINESSPARKS®

PS Business Parks, Inc.

701 Western Avenue, Glendale, California 91201-2349 • (818) 244-8080 • www.psbusinessparks.com